SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.             )

GLOBAL BPO SERVICES CORP.

(Name of Subject Company (Issuer))

GLOBAL BPO SERVICES CORP.

(Names of Filing Persons (Issuer))

Common Stock, par value $0.001

(Title of Class of Securities)

378981104

(CUSIP Number of Class of Securities)

125 High Street, 30th Floor

Boston, Massachusetts 02110

(617) 517- 3252

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

with a copy to:

Mark G. Borden

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not Applicable *	Not Applicable *

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because this communication is made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

IMPORTANT INFORMATION

THIS SCHEDULE TO-C AND THE DISCLOSURE ATTACHED HERETO ARE FOR INFORMATION PURPOSES ONLY AND ARE NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF GLOBAL BPO SERVICES CORP. (“GBPO”). GBPO HAS NOT COMMENCED THE TENDER OFFER FOR SHARES OF ITS COMMON STOCK DESCRIBED IN THIS COMMUNICATION. UPON COMMENCEMENT OF THE TENDER OFFER, GBPO WILL FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) A TENDER OFFER STATEMENT ON SCHEDULE TO AND RELATED EXHIBITS, INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED DOCUMENTS. GBPO SHAREHOLDERS AND OTHER INVESTORS SHOULD READ THESE MATERIALS CAREFULLY WHEN SUCH DOCUMENTS ARE FILED AND BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TERMS AND CONDITIONS OF THE TENDER OFFER. SHAREHOLDERS CAN OBTAIN THESE DOCUMENTS WHEN THEY ARE FILED AND BECOME AVAILABLE FREE OF CHARGE FROM THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV, OR FROM GBPO BY DIRECTING A REQUEST TO GLOBAL BPO SERVICES CORP., 125 HIGH STREET, 30TH FLOOR, BOSTON, MASSACHUSETTS 02110. SHAREHOLDERS ARE URGED TO READ THOSE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE TENDER OFFER.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 5, 2008 (June 2, 2008)

GLOBAL BPO SERVICES CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-33739	26-0420454

(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

125 High Street, 30th Floor, Boston, Massachusetts	02110

(Address of Principal Executive Offices)	(Postal Code)

Registrant’s telephone number, including area code:    (617) 517-5232

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ON FEBRUARY 12, 2008, GLOBAL BPO SERVICES CORP. (“GBPO”) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A PRELIMINARY PROXY STATEMENT IN CONNECTION WITH ITS PROPOSED MERGER WITH STREAM HOLDINGS CORPORATION (“STREAM”) AND INTENDS TO MAIL A DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS TO GBPO STOCKHOLDERS. STOCKHOLDERS OF GBPO AND OTHER INTERESTED PERSONS ARE ADVISED TO READ GBPO’S PRELIMINARY PROXY STATEMENT, AMENDMENTS THERETO AS THEY BECOME AVAILABLE, AND THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED BY GBPO WITH THE SEC IN CONNECTION WITH GBPO’S SOLICITATION OF PROXIES FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD TO APPROVE THE PROPOSED MERGER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT STREAM, GBPO AND THE PROPOSED MERGER. THE DEFINITIVE PROXY STATEMENT WILL BE MAILED TO STOCKHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE PROPOSED MERGER. STOCKHOLDERS MAY OBTAIN A COPY OF THE PRELIMINARY PROXY STATEMENT AND DEFINITIVE PROXY STATEMENT, WHEN AVAILABLE, WITHOUT CHARGE, AT THE SEC’S INTERNET SITE AT HTTP://WWW.SEC.GOV OR BY DIRECTING A REQUEST TO: GLOBAL BPO SERVICES CORP., 125 HIGH STREET, 30TH FLOOR, BOSTON, MA 02110, TELEPHONE (617) 517-3252.

GBPO AND ITS DIRECTORS AND OFFICERS MAY BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM GBPO’S STOCKHOLDERS. A LIST OF THE NAMES OF THOSE DIRECTORS AND OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN GBPO IS CONTAINED IN GBPO’S PROSPECTUS DATED OCTOBER 17, 2007, WHICH IS FILED WITH THE SEC, AND IS ALSO CONTAINED IN GBPO’S PRELIMINARY PROXY STATEMENT. GBPO’S STOCKHOLDERS MAY OBTAIN ADDITIONAL INFORMATION ABOUT THE INTERESTS OF ITS DIRECTORS AND OFFICERS IN THE PROPOSED MERGER BY READING GBPO’S PRELIMINARY PROXY STATEMENT AND THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE.

Item 1.01.	Entry into a Material Definitive Agreement

Amended and Restated Agreement and Plan of Merger

General

On June 2, 2008, Global BPO Services Corp., a Delaware corporation (“GBPO”), entered into an amended and restated merger agreement (the “Amended Merger Agreement”) with River Acquisition Subsidiary Corp., a Delaware corporation and wholly owned subsidiary of GBPO (“River”), and Stream Holdings Corporation, a Delaware corporation (“Stream”), to amend and restate in its entirety that certain Agreement and Plan of Merger, dated as of January 27, 2008, by and among GBPO, River and Stream.

The Amended Merger Agreement: (i) reduces the purchase price to be paid by GBPO to Stream from $225.8 million to $200.0 million, subject to certain adjustments, (ii) eliminates the portion of the purchase price to be paid in units of GBPO, (iii) increases the cash consideration to be placed in escrow from $6.7 million to $10.0 million if the merger is consummated on or before August 31, 2008, and $12.0 million, if the merger is consummated after August 31, 2008 and the purchase price has been increased by $20.0 million pursuant to clause (iii) of the purchase price description below and excludes the GBPO units previously included, and (iv) eliminates the requirement that GBPO elect Rick Rosen to its board of directors after the consummation of the merger.

Merger Consideration

The Amended Merger Agreement also provides that the purchase price is subject to the following increases: (i) an increase of $5.0 million in the event that (A) the closing date of the merger is after July 31, 2008 (subject to extension in specified circumstances), (B) Stream’s EBITDA (as defined in the Amended Merger Agreement) for the seven months ended July 31, 2008 exceeds $15,045,000, and (C) Stream’s revenue for the seven months ended July 31, 2008 exceeds $268,949,000, (ii) an additional increase of $5.0 million in the event that the closing date of the merger is after August 15, 2008 (subject to extension in specified circumstances), (iii) an additional increase of $20.0 million in the event that (A) the closing date of the merger is after August 31, 2008 (subject to extension in specified circumstances), (B) Stream’s EBITDA (as defined in the Amended Merger Agreement) for the eight months ended August 31, 2008 exceeds $17,499,000, and (C) Stream’s revenue for the eight months ended August 31, 2008 exceeds $309,041,000, (iv) an additional increase of $10.0 million in the event that (A) the closing date for the merger is after September 30, 2008 (subject to extension in specified circumstances), (B) Stream’s EBITDA (as defined in the Amended Merger Agreement) for the nine months ended September 30, 2008 exceeds $20,619,000, and (C) Stream’s revenue for the nine months ended September 30, 2008 exceeds $351,116,000, (v) an increase in an amount equal to 75% of capital expenditures made by Stream during the period beginning July 1, 2008 and ending on the closing date of the merger, subject to specified exceptions, all as more fully described in the Amended Merger Agreement. In the event that GBPO is otherwise ready, willing and able to file the third amendment to the proxy statement (as defined in the Amended Merger Agreement) after June 13, 2008 but GBPO is delayed in doing so and Stream’s failure to deliver its financial statements required to be disclosed therein is the sole cause of such delay, the dates set forth above in clause (i)(A), (ii), (iii)(A) and (iv)(A) shall be extended (x) one business day for each business day that Stream’s failure to deliver the unaudited financial statements for the first quarter of fiscal 2008, which shall be suitable for filing with the Securities and Exchange Commission (the “SEC”), after June 13, 2008 is the sole cause of the delay in filing the third amendment to the proxy statement (as defined in the Amended Merger Agreement), plus (y) three business days. As part of the purchase price, GBPO will assume the indebtedness of Stream under capital leases outstanding as of the closing of the merger and will be required to assume, replace or repay the other indebtedness of Stream outstanding as of the closing of the merger.

Closing

The merger is expected to close in the third quarter of 2008, subject to obtaining the required approval by the stockholders of GBPO and the fulfillment of other conditions, as described herein and in the Amended Merger Agreement.

Representations and Warranties

The Amended Merger Agreement contains representations and warranties for each of GBPO, River and Stream relating to, among other things: (a) proper organization and similar corporate matters; (b) the authorization, performance and enforceability of the Amended Merger Agreement; (c) the capital structure of each constituent company; (d) financial information and absence of undisclosed liabilities; (e) absence of certain developments; (f) title to assets; (g) contracts and commitments; (h) affiliate transactions; (i) litigation; (j) compliance with laws; (k) environmental matters; (l) proprietary rights; and (m) brokers.

Covenants

GBPO and Stream have each agreed to take such actions as are necessary, proper or advisable to consummate the merger. Stream has also agreed to continue to operate its business in the ordinary course prior to the closing. GBPO and Stream have also agreed not to take certain specified actions before the merger without the prior written consent of the other party. The Amended Merger Agreement also contains additional covenants of the parties, including the following:

•

GBPO Proxy Statement and Stockholders’ Meeting. GBPO has agreed to prepare and file a proxy statement (as defined in the Amended Merger Agreement) with the SEC and any other filings required under the securities laws or any other federal, foreign or blue sky laws, and to call and hold a meeting of its stockholders for the purpose of seeking the approval of the merger by its stockholders as required by its certificate of incorporation. Stream has agreed to provide the required information with respect to its business in the proxy statement (as defined in the Amended Merger Agreement).

•

Waiver by Stream. Stream has agreed to waive its rights to make claims against the trust account established for the benefit of the holders of GBPO’s public shares for any monies that may be owed to it by GBPO for any reason whatsoever, including breach by GBPO of the Amended Merger Agreement or its representations and warranties therein.

Conditions to Closing of the Merger

General Conditions.

Consummation of the merger and the related transactions is conditioned on the GBPO stockholders, at a meeting called for these purposes, approving the Amended Merger Agreement and the transactions contemplated thereby.

In addition, consummation of the transactions contemplated by the Amended Merger Agreement is conditioned upon customary closing conditions in a transaction of this nature, including:

•	approval of the merger proposal by the requisite vote of the holders of the shares issued by GBPO in its initial public offering;
•

holders of fewer than thirty percent (30%) of the shares issued by GBPO in its initial public offering outstanding as of the record date properly exercising their rights to convert their shares into a pro rata share of the trust account in accordance with GBPO’s certificate of incorporation;

•	the execution by and delivery to each party of each of the various transaction documents;
•	the expiration of all applicable waiting periods under the Hart-Scott-Rodino Act without qualification from the Federal Trade Commission or the Department of Justice; and
•

no order, writ, injunction or decree being issued by any governmental authority preventing, restraining or prohibiting, in whole or in part, the consummation of the merger and the other transactions contemplated by the Amended Merger Agreement.

GBPO’s Conditions to Closing.

The obligations of GBPO to consummate the transactions contemplated by the Amended Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

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•

the representations and warranties made by Stream in the Amended Merger Agreement, as supplemented, under certain circumstances, by amendments to the Stream disclosure schedules, that are qualified by materiality or material adverse effect shall be true and correct in all respects as of the closing date of the merger and that are not qualified by materiality or material adverse effect shall be true and correct in all material respects;

•	there shall not have been a material adverse effect affecting Stream that has not been waived by GBPO;
•	the receipt by Stream of necessary consents and approvals by third parties; and
•	the Escrow Agreement shall have been executed and delivered by H.I.G. Call Center II, Inc. and Stream.

Stream’s Conditions to Closing.

The obligations of Stream to consummate the transactions contemplated by the Amended Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

•

the representations and warranties made by GBPO in the Amended Merger Agreement, as supplemented, under certain circumstances, by amendments to the GBPO disclosure schedules, that are qualified by materiality or material adverse effect shall be true and correct in all respects as of the closing date of the merger and that are not qualified by materiality or material adverse effect shall be true and correct in all material respects;

•	there shall not have been a material adverse effect affecting GBPO that has not been waived by Stream;
•	the receipt by GBPO of necessary consents and approvals by third parties; and
•	the Escrow Agreement shall have been executed and delivered by GBPO.

Termination

The Amended Merger Agreement may be terminated at any time, but not later than the closing as follows:

•	by mutual written consent of GBPO, River and Stream;
•

by either GBPO or Stream, if a court, administrative agency or other governmental or regulatory authority shall have issued an award, decision, decree, injunction, judgment order or ruling in any case having the effect of preventing the consummation of the merger, which award, decision, decree, injunction, judgment, order or ruling is final and nonappealable;

•

by GBPO, if proposed revisions or amendments in the Stream disclosure schedules relating to Stream’s representations and warranties between the time of the signing of the Amended Merger Agreement and the closing of the merger describe events or circumstances that have a material adverse effect on Stream’s business;

•

by Stream, if proposed revisions or amendments in the GBPO disclosure schedules relating to GBPO’s representations and warranties between the time of the signing of the Amended Merger Agreement and the closing of the merger describe events or circumstances that have a material adverse effect on GBPO’s business;

•

by Stream, (i) if on the closing date of the merger there shall have been a material breach of any representation, warranty, covenant or agreement on the part of GBPO or the River contained in the Amended Merger Agreement, which breach or untrue representation or warranty (1) would, individually or in the aggregate with all other such breaches and untrue representations and warranties, give rise to the failure of a condition to the merger and (2) which is incapable of being cured prior to the closing date of the merger or is not cured within 30 days of Stream delivering written notice of the breach causing such material adverse effect; (ii) the proxy statement (as defined in the Amended Merger Agreement) shall not have been approved by the SEC by August 9, 2008, provided that if GBPO is otherwise ready, willing and able to file an amendment to the proxy statement (as defined in the Amended Merger Agreement) but is delayed in doing so

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after June 13, 2008 solely by Stream’s failure to provide material information about itself that is required by the SEC to be included therein (but in the case of this clause (ii), limited only to Stream’s financial statements for the period ended March 31, 2008), then such date in this clause (ii) shall be extended by three business days plus one business day for each business day after June 13, 2008 that Stream has not provided such information; (iii) GBPO has not held its stockholders meeting to approve the merger or the closing of the merger has not occurred within 35 days following the approval of the proxy statement (as defined in the Amended Merger Agreement) by the SEC; (iv) any of the securities purchase agreement, the preferred stock purchase agreement or the warrant purchase agreement (each as defined below) ceases to be in full force and effect, or any party thereto shall give written notice of any intention not to fully perform its obligations thereunder, written notice of a default by the other party thereto or shall be in default in any material respect, or any condition precedent to the obligations of a party thereto shall not be satisfied as of the closing date of the merger; (v) GBPO’s board of directors has withdrawn or changed its recommendation to its stockholders regarding the merger; (vi) the Amended Merger Agreement and the transactions contemplated thereby shall fail to be approved and adopted, at a meeting of stockholders, by the affirmative vote of the holders of a majority of the shares issued by GBPO in it is initial public offering under the GBPO certificate of incorporation or the holders of 30% or more of the shares issued by GBPO in its initial public offering entitled to vote on the merger elect to convert their shares into cash from the trust account; or (vii) the proxy statement (as defined in the Amended Merger Agreement) fails to include disclosure regarding the tender offer (as defined in the Amended Merger Agreement) or GBPO abandons its plan to consummate the tender offer (as defined in the Amended Merger Agreement);

•

by Stream, if the merger shall not have been consummated on or before October 1, 2008; provided that, if GBPO is otherwise ready, willing and able to file an amendment to the proxy statement (as defined in the Amended Merger Agreement) after June 13, 2008 but is delayed in doing so solely by Stream’s failure (whether or not within Stream’s control) to provide material information about itself that is required by the SEC to be included in any amendment to the proxy statement (as defined in the Amended Merger Agreement), the date set forth in this paragraph shall be extended by three business days plus one business day for each business day after June 13, 2008 that Stream has not provided such information; provided, further, that the right to terminate the Amended Merger Agreement pursuant to this paragraph shall not be available if Stream’s action or failure to act has been the principal cause of or resulted in the failure of the merger to be consummated on or before such date;

•

by GBPO, (i) if on the closing date of the merger there shall have been a material breach of any covenant or agreement on the part of Stream contained in the Amended Merger Agreement, which breach (1) would, individually or in the aggregate with all other such breaches, give rise to the failure of a condition to the merger and (2) which is incapable of being cured prior to the closing date of the merger or is not cured within 30 days of Stream delivering written notice of the breach causing such material adverse effect; or (ii) the Amended Merger Agreement and the transactions contemplated thereby shall fail to be approved and adopted by the affirmative vote of the holders of a majority of the shares issued by GBPO in its initial public offering under GBPO’s certificate of incorporation or the holders of 30% of more of the shares issued by GBPO in it is initial public offering entitled to vote on the merger elect to convert their shares into cash from the trust account; and

•

by GBPO, if the merger shall not have been consummated on or before December 31, 2008 and GBPO has paid a fee to Stream of $1,000,000 plus expenses; provided, that the right to terminate the Amended Merger Agreement pursuant to this paragraph shall not be available if GBPO’s action or failure to act has been the principal cause of or resulted in the failure of the merger to be consummated on or before such date.

Termination Fee

Pursuant to the Amended Merger Agreement, GBPO agreed to pay a fee to Stream in connection with a termination of the Amended Merger Agreement under the following circumstances:

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•

if Stream terminates the Amended Merger Agreement due to any of the following reasons and Stream is not in material breach of the Amended Merger Agreement and has not suffered a material adverse effect (or such material adverse effect has been waived by GBPO): (A) GBPO has not held its stockholders meeting to approve the merger or the closing of the merger has not occurred within 35 days following the approval of the proxy statement (as defined in the Amended Merger Agreement) by the SEC; (B) any of the securities purchase agreement, the preferred stock purchase agreement or the warrant purchase agreement (each as defined below) ceases to be in full force and effect, or any party thereto shall give written notice of any intention not to fully perform its obligations thereunder, written notice of a default by the other party thereto or shall be in default in any material respect, or any condition precedent to the obligations of a party thereto shall not be satisfied as of the closing date of the merger; (C) GBPO’s board of directors has withdrawn or changed its recommendation to its stockholders regarding the merger; (D) the Amended Merger Agreement and the transactions contemplated thereby shall fail to be approved and adopted by the affirmative vote of the holders of a majority of the shares issued by GBPO in its initial public offering or the holders of 30% or more of the shares issued by GBPO in its initial public offering entitled to vote on the merger elect to convert their shares into cash from the trust account established by GBPO at the time of its initial public offering; (E) the merger shall not have been consummated on or before October 1, 2008 (subject to extension under specified circumstances); or (F) the proxy statement (as defined in the Amended Merger Agreement) fails to include disclosure regarding the tender offer (as defined in the Amended Merger Agreement) or GBPO abandons its plan to consummate the tender offer (as defined in the Amended Merger Agreement), then GBPO shall pay Stream an aggregate fee of $3,500,000, plus Stream’s SEC fees not to exceed $400,000 and amounts incurred by Stream with GBPO’s consent in connection with compliance with Section 404 of the Sarbanes-Oxley Act (“Stream’s SEC Fees”), consisting of (i) $1,000,000, plus Stream’s SEC Fees within five days of such termination of the Amended Merger Agreement and (ii) $2,500,000 upon the consummation of a business combination (other than a business combination with Stream) that would permit or cause the assets in GBPO’s trust account to be distributable to GBPO, if any; and

•

if GBPO terminates the Amended Merger Agreement due to any of the following reasons: (A) the merger shall not have been consummated on or before December 31, 2008; or (B) the Amended Merger Agreement and the transactions contemplated thereby shall fail to be approved and adopted by the affirmative vote of the holders of a majority of shares issued by GBPO in its initial public offering or the holders of 30% or more of the shares issued by GBPO in its initial public offering entitled to vote on the merger elect to convert their shares into cash from GBPO’s trust account, then GBPO shall pay Stream an aggregate fee of $3,500,000 plus Stream’s SEC Fees, consisting of (i) $1,000,000 plus Stream’s SEC Fees, within five days of the termination of the Amended Merger Agreement under the circumstances described, and (ii) $2,500,000 upon the consummation of a business combination (other than a business combination with Stream) that would permit or cause the assets in GBPO’s trust account to be distributable to GBPO, if any.

Survival

Other than the representations and warranties relating to environmental matters and taxes, which shall survive for their respective statutory period, and those claims relating to organization, authorization and capitalization, which shall survive indefinitely, all of the representations and warranties of the parties contained in the Amended Merger Agreement shall survive the closing and continue in full force and effect until the later of: (i) the date that GBPO’s independent auditor issues its opinion on GBPO’s financial statements for the fiscal year ending December 31, 2008; or (ii) the date which is twelve months following the closing, but in any event not later than July 27, 2009.

Indemnification of GBPO

The Amended Merger Agreement provides that Stream will indemnify GBPO against all damages sustained by it or its subsidiaries for breaches by Stream of its representations and warranties and covenants and other specified matters. To provide a fund for payment to GBPO with respect to its rights to indemnification under the Amended Merger Agreement, at the closing, there will be placed in escrow (with an independent escrow agent) $10.0 million in cash if the closing of the merger occurs on or before August 31, 2008, and $12.0 million in cash if the closing of the merger occurs after August 31, 2008 and the

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purchase price described above has been increased by $20.0 million pursuant to clause (c)(iii) of such definition, payable to the Stream stockholders and holders of vested options (the “Escrow Fund”). Except in the case of fraud, the Escrow Fund will be the sole remedy for GBPO for its rights to indemnification under the Amended Merger Agreement. Claims for indemnification may be asserted against the Escrow Fund by GBPO once its damages exceed a $500,000 threshold (such threshold does not apply to specified claims) and will be reimbursable to the full extent of the damages, net of applicable reserves on Stream’s closing date balance sheet.

Indemnification of Stream

The Amended Merger Agreement provides that GBPO will indemnify Stream against all damages sustained by it or its stockholders or optionholders for breaches by GBPO of its representations and warranties and covenants. No escrow will be provided to secure such indemnification obligations, which will be capped at the amount of the Escrow Fund and subject to the same threshold provisions and the same claim period requirements pertaining to GBPO’s right to be indemnified by Stream.

The Amended Merger Agreement has been filed as an exhibit to this Current Report on Form 8-K to provide security holders with information regarding its terms. It is not intended to provide any factual information about GBPO or Stream. The representations, warranties and covenants contained in the Amended Merger Agreement were made only for purposes of such agreement and as of the specific dates set forth therein, were solely for the benefit of the parties to the Amended Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Amended Merger Agreement, instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Security holders are not third party beneficiaries under the Amended Merger Agreement, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of GBPO or Stream. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Amended Merger Agreement, which subsequent information may or may not be fully reflected in GBPO’s public disclosures.

The foregoing description is a summary of the material terms of the Amended Merger Agreement, a copy of which is attached as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference. This summary is qualified in its entirety by reference to the Amended Merger Agreement.

Preferred Stock Purchase Agreement

General

On June 2, 2008, GBPO entered into the preferred stock purchase agreement with Ares Corporate Opportunities Fund II, L.P. (“Ares”). Under the terms of the preferred stock purchase agreement, and subject to the conditions specified therein, Ares is obligated to purchase from GBPO and GBPO is obligated to sell to Ares, 150,000 shares of Series A Preferred Stock, $0.001 par value per share, of GBPO (“Series A Preferred Stock”). The preferred stock purchase agreement contains a number of representations and warranties, covenants, closing conditions and provisions for the termination of the agreement, which are summarized below.

GBPO will use the proceeds from the issuance of the Series A Preferred Stock and its other available cash resources to tender for the purchase of up to 20,625,001 shares of its outstanding common stock at $8.00 per share. GBPO expects to commence the tender offer shortly after the closing of the merger and private placement transactions, and the offer will remain open for 20 business days. The tender offer will be available to all holders of outstanding shares of common stock, but the founding shareholders of GBPO and Ares have agreed not to participate in the tender offer.

Representations and Warranties

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GBPO has made representations and warranties regarding, among other things, the following: (a) subsidiaries (not including Stream); (b) due organization and similar corporate matters; (c) authorization, performance and enforceability of the preferred stock purchase agreement and the shares of Series A Preferred Stock being issued pursuant thereto; (d) absence of conflicts between the transaction documents, on the one hand, and the organizational documents or contractual obligations of GBPO or any laws or rules applicable to GBPO, on the other hand; (e) filings, consents and approvals needed to complete the private placement; (f) due authorization of the securities; (g) capitalization; (h) accuracy of GBPO’s SEC reporting and financial statements; (i) tax returns and payments; (j) absence of certain developments; (k) legal proceedings; (l) labor matters; (m) employee benefit plans; (n) compliance with material contracts; (o) regulatory permits; (p) intellectual property; (q) sufficiency of insurance coverage; (r) affiliate transactions; (s) brokers’ fees; (t) compliance with securities laws; (u) American Stock Exchange listing and maintenance requirements; (v) registration rights; (w) compliance with anti-takeover provisions of GBPO’s organizational documents or applicable state law; (x) lack of investment company status; (y) environmental matters; (z) the truth and accuracy of each of the representations and warranties in the Amended Merger Agreement; and (aa) various matters relating to the trust account (as defined in the preferred stock purchase agreement).

Ares has made representations and warranties regarding, among other things: status as an accredited investor; investment intent; its understanding that GBPO has relied on its representations in determining the validity of the private placement; the validity and enforcement of its obligations under the transaction documents; and the lack of status as a registered broker-dealer.

Covenants

From the signing of the preferred stock purchase agreement until the closing or the termination of such agreement, GBPO has agreed that it will not take any of the following actions, without the prior consent of Ares: (a) issue or sell any stock or other securities of GBPO, with certain specified exceptions; (b) split, combine or reclassify any shares of its capital stock or declare or pay any dividend or distribution; (c) create, incur or assume any indebtedness, other than borrowings of up to $50.0 million or in connection with the acquisition of Stream on terms no less favorable than as set forth in the Amended PNC Agreement (as defined below); (d) acquire, sell, lease, license or dispose of any assets or property, other than the acquisition of Stream pursuant to the Amended Merger Agreement; (e) amend or otherwise change its organizational documents; (f) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock except, in the case of GBPO, payments to stockholders who exercise their conversion rights; (g) acquire any interest in any corporation, partnership or other business organization or division or line of business; (h) modify its current investment policy; (i) transfer, sell, lease, mortgage, or otherwise dispose of or subject to any lien (except permitted liens as defined in the Amended Merger Agreement) any of its assets other than in the ordinary course of business consistent with past practice or pursuant to the Amended PNC Agreement; (j) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization; (k) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its common stock or options or other equity securities, except for the payment for and cancellation of shares upon the exercise of dissenter’s conversion rights; (l) assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person, other than in the ordinary course of business consistent with past practice; (m) enter into any transaction with an affiliate of GBPO; (n) enter into, amend, terminate or grant any waiver or consent under any material contract of GBPO; or (o) take, offer or propose to take, or agree to take in writing or otherwise, any action which would result in any of the conditions to the closing contained in the preferred stock purchase agreement not being satisfied or would materially delay the closing of the private placement.

In addition, GBPO agreed to hold a meeting of its stockholders to vote on the issuance of the Series A Preferred Stock in the private placement, to recommend that stockholders vote in favor of the transactions and to reserve for issuance and list with the American Stock Exchange all shares of GBPO common stock issued or issuable under the transaction documents, including shares issuable upon the conversion of the Series A Preferred Stock and exercise of the founder warrants (as defined below).

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GBPO has further agreed to use its commercially reasonable efforts to take all actions necessary to consummate as promptly as practicable the transactions contemplated by the preferred stock purchase agreement and related documents and to obtain in a timely manner all necessary consents and effect all necessary registrations and filings with governmental authorities including filings under the Hart-Scott-Rodino Act Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Ares and GBPO have agreed to cooperate with each other in connection with the making of all such filings and to use their respective commercially reasonable efforts to furnish to each other all information required for any application or filing to be made in order to effectuate the transactions contemplated by the preferred stock purchase agreement.

Closing Conditions

The transactions contemplated by the preferred stock purchase agreement are subject to various closing conditions, including, without limitation, the following:

•	the closing of the acquisition of Stream pursuant to the terms of the Amended Merger Agreement;
•	accuracy of all representations and warranties of GBPO and Ares;
•	material compliance with all covenants and agreements;
•	there being no proceeding which would prohibit consummation of the private placement;
•	the Certificate of Designations for the Series A Preferred Stock having been duly adopted, executed and filed with the Secretary of State of the State of Delaware;
•

there shall have occurred no event or series of events that would constitute a Material Adverse Effect (as defined in the preferred stock purchase agreement) or a material adverse effect on the results of operations, assets, liabilities, business or condition (financial or otherwise) of Stream;

•	there having been no suspension in the trading of GBPO’s common stock, units or warrants on the American Stock Exchange;
•	the expiration or termination of any waiting period under the HSR Act;
•	approval of GBPO’s stockholders of the Amended Merger Agreement and the Stock Issuance Proposal (as defined in the preferred stock purchase agreement);
•	the entry into a credit agreement with PNC Bank, National Association (“PNC Bank”) as contemplated by the Amended PNC Agreement on terms satisfactory to Ares;
•

the common stock into which the Series A Preferred Stock is convertible and into which the founders warrants are exercisable having been approved for listing on the American Stock Exchange, upon issuance thereof;

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•	satisfaction of the closing conditions in the warrant purchase agreement;
•	GBPO’s entry into an employment agreement with Scott Murray, GBPO’s chairman and chief executive officer, satisfactory to Ares; and
•	GBPO’s purchase of the unit purchase option issued to its underwriters in its initial public offering for the purchase of 1,562,500 GBPO units for an aggregate purchase price of $100.

Sale of Founder Warrants and Proposed Issuance of Replacement Warrants

On June 2, 2008, GBPO’s founding stockholders, or their affiliates, and Ares entered into an agreement pursuant to which the warrants to purchase 7,500,000 shares of GBPO common stock issued to certain of GBPO’s founding stockholders, or their affiliates, at the time of GBPO’s initial public offering for an aggregate purchase price of $7.5 million, (the “founder warrants”) are being transferred by the founding stockholders to Ares for aggregate consideration of $7,500 (the “Warrant Purchase Agreement”). The transactions contemplated by the Warrant Purchase Agreement are conditioned upon the closing of the private placement.

Founder Warrants Subscription Agreement

GBPO will use its best efforts to obtain all appropriate consents in order for Ares to exchange the founder warrants for new warrants (the “Replacement Warrants”) for an equal number of shares of GBPO common stock, with an exercise price of $6.00 per share, a term of ten years from the closing of the private placement, not subject to redemption and otherwise substantially the same as the founder warrants. As soon as practicable following the closing of the merger, but in any event not later than one year and one day after the date of the closing of the merger, GBPO will take all action necessary to issue to Ares the Replacement Warrants.

Termination

The preferred stock purchase agreement may be terminated at any time, but not later than the closing of the private placement, as follows:

•	by mutual written consent of GBPO and Ares;
•	by GBPO or Ares if the closing of the private placement has not been consummated by October 1, 2008;
•

by Ares, if GBPO is in material breach of its obligations under the preferred stock purchase agreement and such breach continues for more than ten trading days after GBPO has received written notice of such breach;

•

by either GBPO or Ares, if any permanent injunction or other order of a court or other competent governmental agency preventing the consummation of the private placement or the merger shall have become final and nonappealable; or

•	by Ares, if the Amended Merger Agreement has been terminated, or if either GBPO or Stream have the right to terminate the Amended Merger Agreement in accordance with the terms thereof.

Fees and Expenses

At the closing of the private placement, GBPO will pay Ares a fee equal to 1.0% of the aggregate purchase price of the Series A Preferred Stock, and reimburse Ares for all reasonable fees and out-of-pocket expenses related to the negotiation of the preferred stock purchase agreement and the related transaction documents, up to a maximum of $1.0 million.

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Trust Account Waiver

Ares has agreed that it does not now have, and shall not at any time prior to the closing of the private placement have, any rights, title, interest or claim of any kind in or to, or make any claim of any kind against, monies held in the trust account (as defined in the preferred stock purchase agreement) and to irrevocably waive any claim it may have, now or in the future (in each case, however, prior to the consummation of a business combination), and will not seek recourse against, the trust account (as defined in the preferred stock purchase agreement) for any reason whatsoever in respect thereof. In the event that Ares commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to GBPO, which proceeding seeks, in whole or in part, relief against the trust account (as defined in the preferred stock purchase agreement) or GBPO’s public stockholders for money damages, GBPO shall be entitled to recover from Ares the associated legal fees and costs in connection with any such action, in the event GBPO prevails in such action or proceeding.

Indemnification

GBPO has agreed to indemnify Ares (and their affiliated parties) from and against any and all losses, as incurred, directly or indirectly arising out of, based upon or relating to any breach by GBPO of any of the representations, warranties or covenants made by it in the preferred stock purchase agreement or any related transaction document or any proceeding brought by or against any person other than GBPO in connection with or as a result of any of the transactions contemplated by the preferred stock purchase agreement; provided, however, that GBPO shall not be liable to Ares for (i) incidental, indirect, special, exemplary, consequential or punitive damages, or (ii) damages in excess of $150.0 million.

The foregoing description is a summary of the material terms of the preferred stock purchase agreement, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference. This summary is qualified in its entirety by reference to the preferred stock purchase agreement.

Description of Series A Preferred Stock

To create and issue shares of the Series A Preferred Stock, GBPO is required to file a Certificate of Designations specifying the rights, preferences and privileges of the Series A Preferred Stock with the Secretary of State of the State of Delaware. Certain provisions of the Certificate of Designations are summarized below.

Dividends. Holders of the Series A Preferred Stock will be entitled to receive dividends at a rate of 3.0% per annum, payable semi-annually in arrears commencing on December 31, 2008 and thereafter on every June 30 and December 31 (each a “Dividend Payment Date”). At GBPO’s option, dividends on the Series A Preferred Stock may be paid in cash or by adding the amount of accrued dividends per share of Series A Preferred Stock to the Stated Value (as defined below) of the Series A Preferred Stock. No dividend or other distribution (other than (y) a dividend or distribution payable solely in GBPO common stock or (z) a cash dividend or distribution with respect to which holders of shares of Series A Preferred Stock receive a pro rata portion of such dividend or distribution on an as-converted basis) shall be paid on or set apart for payment on GBPO common stock or any other securities junior to the Series A Preferred Stock unless all accrued and unpaid dividends on the Series A Preferred Stock (but not amounts previously added to Stated Value) have been paid. The “Stated Value” for each share of Series A Preferred Stock equals the sum of (i) $1,000 plus (ii) all accrued but unpaid dividends (including, without duplication, dividends added to Stated Value) on such Series A Preferred Stock as of the date of calculation.

Immediately prior to the occurrence of any Acceleration Event (as defined below) prior to the seventh anniversary of the date of issuance of the Series A Preferred Stock, the Stated Value of each share of Series A Preferred Stock shall immediately and automatically be increased by an amount per share equal

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to all dividends that would otherwise be payable on a share of Series A Preferred Stock on each Dividend Payment Date on and after the occurrence of such Acceleration Event and prior to and including the seventh anniversary of such date of issuance of the Series A Preferred Stock (the “Acceleration Period”). The automatic increase in Stated Value shall be in lieu of, and not in addition to, the dividends that would otherwise be payable on each Dividend Payment Date during the Acceleration Period. An “Acceleration Event” is defined as occurrence of any one or more of the following events: (i) a Liquidation Event (as defined below); (ii) GBPO commences a case or other proceeding under any bankruptcy, reorganization, arrangement or adjustment; (iii) immediately prior to a conversion at GBPO’s option; or (iv) any other Fundamental Transaction (as defined below).

An amount equal to the sum of all accrued but unpaid dividends shall be payable upon (x) a Liquidation Event (as defined below) in cash, (y) a Fundamental Transaction (as defined below) that the holders of Series A Preferred Stock elect to treat as a Liquidation Event in cash or in other securities or property or (z) conversion of the Series A Preferred Stock, either (A) in cash or (B) in additional shares of GBPO common stock. A “Liquidation Event” is defined as any liquidation, dissolution or winding up of GBPO, either voluntary or involuntary. A “Fundamental Transaction” means the occurrence of any of the following in one or a series of related transactions: (i) an acquisition after June 2, 2008 by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of more than 35% of GBPO’s voting rights or voting equity interests in GBPO, (ii) a replacement of more than one-half of the members of GBPO’s board of directors with members that are not approved by those individuals who are members of the board of directors on June 2, 2008 (or other persons approved by such members to be directors or appointed pursuant to the terms of the stockholder’s agreement, as defined below); (iii) a merger or consolidation of GBPO or any subsidiary or a sale of all or substantially all of GBPO’s assets in one or a series of related transactions, unless following such transaction or series of transactions, the holders of GBPO’s securities prior to the first such transaction continue to hold a majority of the voting rights or voting equity interests in the surviving entity or acquirer of such assets; (iv) a recapitalization, reorganization or other transaction involving GBPO or any subsidiary that constitutes or results in a transfer of a majority of GBPO’s voting rights or voting equity interests; (v) consummation of a Rule 13e-3 transaction as defined in Rule 13e-3 under the Exchange Act with respect to GBPO; (vi) any tender offer or exchange offer (whether by GBPO or another person) is completed pursuant to which holders of GBPO common stock are permitted to tender or exchange their shares for other securities, cash or property and as a result thereof the holders of a majority of the shares of GBPO common stock prior to the offer do not hold securities representing a majority of GBPO’s voting rights or voting equity interests, except for the tender offer (as defined in the preferred stock purchase agreement); (vii) GBPO effects any reclassification of GBPO common stock or any compulsory share exchange pursuant to which GBPO common stock is effectively converted into or exchanged for other securities that do not represent a majority of GBPO’s voting rights or voting equity interests, cash or property; or (viii) the execution by GBPO of an agreement directly or indirectly providing for any of the foregoing events; provided that none of items (i) through (viii) shall be deemed a Fundamental Transaction if it involves Ares or their related persons (as such term is defined in the stockholder’s agreement) or if it is a transaction approved by Ares pursuant to the stockholder’s agreement.

Liquidation Preference. Upon a Liquidation Event, holders of the Series A Preferred Stock will have a liquidation preference equal to the greater of (x) the Stated Value for each share of Series A Preferred Stock then held by them (as adjusted for any stock split, stock dividend, stock combination or other similar transactions with respect to the Series A Preferred Stock), and (y) the amount per share that would be payable to a holder of Series A Preferred Stock had all shares of Series A Preferred Stock been converted into GBPO common stock immediately prior to such Liquidation Event. At the request of any holder of Series A Preferred Stock, which must be delivered prior to the effective date of a Fundamental Transaction (or, if later, within five trading days after such holder of Series A Preferred Stock receives notice of such Fundamental Transaction from GBPO), such Fundamental Transaction will be treated as a Liquidation Event with respect to such holder of Series A Preferred Stock; provided, however, that if the consideration to be paid to the holders of GBPO common stock is not to be paid in cash, but rather in securities or other property, then at the option of GBPO, the amount payable to the holders of Series A Preferred Stock shall be either (i) in cash or (ii) in the same securities or other property as is to be paid to the holders of GBPO common stock.

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Rank. The Series A Preferred Stock ranks senior to GBPO’s common stock and all other equity or equity equivalent securities for purposes of any Liquidation Event.

Conversion. The Series A Preferred Stock is convertible at the option of the holders, at any time and from time to time, based on the conversion price then in effect (initially, $8.00 per share (subject to adjustment as described below), subject to adjustment for stock dividends, subdivisions, reclassifications, combinations or similar type events); provided that if less than 20% of the number of shares of Series A Preferred Stock outstanding on the date the Series A Preferred Stock is first issued by GBPO would remain outstanding after any such conversion, then all shares must be converted at that time.

Redemption. On or after the seventh anniversary of date of issuance of the Series A Preferred Stock, the holder thereof may, at its option, require GBPO to redeem any of the Series A Preferred Stock for a cash purchase price equal to the Stated Value (the “Cash Redemption Price”). Additionally, if the product of (X) the average closing price of the ten trading days (each as defined therein) immediately preceding the redemption rate (the “Company Redemption Closing Price”) and (Y) the number of shares of GBPO common stock that would have been issued had the holder converted all outstanding shares of Series A Preferred Stock being redeemed into shares of GBPO common stock on the redemption date (such product being referred to as the “Common Stock As Converted Cash Value”) exceeds the aggregate Cash Redemption Price, the holder will receive on the redemption date, in addition to the aggregate Cash Redemption Price, in shares of GBPO common stock, the amount by which the Common Stock As Converted Cash Value exceeds the aggregate Cash Redemption Price, with the per share value for the GBPO common stock so issued and delivered being the Company Redemption Closing Price.

Voting Rights. On all matters submitted for stockholder approval, holders of Series A Preferred Stock will be entitled to vote as a class with the holders of GBPO common stock on an as-converted basis.

Special Voting Rights. As long as any Series A Preferred Stock remains outstanding, GBPO may not take any of the following actions without the approval of the holders of a majority of the shares of Series A Preferred Stock then outstanding:

(i)	alter or change the powers, preferences or rights given to the Series A Preferred Stock or alter or amend the Certificate of Designations or avoid or seek to avoid the observance or performance of any or the terms to be observed or performed under the Certificate of Designations by GBPO;

(ii)	authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation Event or Fundamental Transaction senior to or otherwise pari passu with the Series A Preferred Stock;

(iii)	increase the authorized number of shares of Series A Preferred Stock;

(iv)	pay or declare any dividend or make any distribution on, or redeem or acquire, any other securities junior to the Series A Preferred Stock, except pro rata stock dividends on GBPO common stock payable in additional shares of GBPO common stock;

(v)	enter into any transaction or series of transactions which would constitute a Liquidation Event or Fundamental Transaction if the consideration payable with respect to each share of Series A Preferred Stock is other than an amount in cash which is more than 150% of the conversion price; or

(vi)	enter into any agreement with respect to the foregoing.

The rights in clause (iv) will terminate and cease to apply on the earliest to occur of (A) the first date on which there are outstanding less than 30% of the number of shares of Series A Preferred Stock that were outstanding on the date of issuance of the Series A Preferred Stock and (B) the first date on which the

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outstanding shares of Series A Preferred Stock represent, in the aggregate, less than 20% of the Post-Conversion Equity (as defined below). The rights set in clause (v) will terminate and cease to apply on the date that both (A) and (B) have occurred. “Post-Conversion Equity” means, as of the date of determination, that number of shares of GBPO common stock that are then outstanding or would be outstanding upon the exercise of all rights, options, and warrants (to the extent then exercisable and vested) and conversion of all other securities (including the Series A Preferred Stock) that are convertible into shares of GBPO common stock.

Directorships

During such time as Ares and its affiliates own shares of Series A Preferred Stock that collectively are convertible into at least 17,850,000 shares of GBPO common stock, it shall be entitled to elect three directors to GBPO’s board of directors.

During such time as Ares and its affiliates own at least 50% of the number of shares of Series A Preferred Stock that were outstanding on the date of issuance of the Series A Preferred Stock, it shall be entitled to elect two directors to GBPO’s board of directors.

During such time as Ares and its affiliates own at least 25% of the number of shares of Series A Preferred Stock that were outstanding on the date of issuance of the Series A Preferred Stock or own shares of Series A Preferred Stock, GBPO common stock or securities convertible into or exercisable for shares of GBPO common stock representing on an as converted or exercised basis at least 10% of the Post-Conversion Equity, it shall be entitled to elect one director to the GBPO’s board of directors.

At any time that Ares and its affiliates own less than 75% of the number of shares of Series A Preferred Stock that were outstanding on the date of issuance of the Series A Preferred Stock and does not own shares of Series A Preferred Stock, GBPO common stock or securities convertible into or exercisable for shares of GBPO common stock representing on an as converted or exercised basis more than 10% of the Post-Conversion Equity, then it shall not be entitled to elect any directors to GBPO’s board of directors.

Adjustment to Conversion Price. In the event that any holder of GBPO common stock exercised their rights prior to the date of filing the Certificate of Designation to demand that such holder’s shares of GBPO common stock be converted into cash (the “Dissenting Holders”), there will be an adjustment to the conversion price as pursuant to the following formula:

(i)	take 9,374,999 and subtract the number of shares of GBPO common stock as to which such rights to demand conversion into cash are exercised by Dissenting Holders (the “Dissenting Shares”);

(ii)	take that difference and divide it by 9,374,999;

(iii)	subtract this quotient from 1.00;

(iv)	take the resulting number and multiply it by $2.00 (this figure shall be referred to as the “Adjustment Amount”); provided that if the number of Dissenting Shares is 9,374,999, the Adjustment Amount shall be $2.00; and

(v)	subtract the Adjustment Amount from $8.00; this resulting figure shall be the new conversion price.

The foregoing description is a summary of the material terms of the form of Certificate of Designations of the Series A Preferred Stock, a copy of which is attached as Exhibit 10.2 to this Current Report on Form 8-K and incorporated herein by reference. This summary is qualified in its entirety by reference to the form of Certificate of Designations of the Series A Preferred Stock.

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Stockholder’s Agreement

GBPO and Ares have agreed to enter into a stockholder’s agreement on the consummation of the private placement to provide for certain rights on the ownership of the Series A Preferred Stock.

Pursuant to the stockholder’s agreement, neither GBPO nor any of its subsidiaries will, without the consent of the holders holding a majority of the Series A Preferred Stock then held by all holders: (i) acquire all or substantially all of the assets or liabilities of another entity (by purchase of assets or stock, merger or otherwise) where the purchase price for such acquisition exceeds $50 million, including assumed indebtedness, (ii) issue or sell or authorize the issuance or sale of any shares of capital stock of GBPO or any of its subsidiaries, subject to certain exceptions or (iii) create, incur or assume any indebtedness for borrowed money (including obligations in respect of capital leases), other than pursuant to the credit agreement with PNC Bank to be entered into in connection with the closing of the merger. These rights will cease to apply on the earliest to occur of (A) the first date on which holders hold in the aggregate less than 30% of the shares of Series A Preferred Stock issued and sold pursuant to the preferred stock purchase agreement and (B) the first date on which the outstanding shares of Series A Preferred Stock collectively represent less than 20% by voting power of the outstanding capital stock of GBPO.

In addition, GBPO granted Ares a right of first refusal on any equity securities or debt securities convertible into GBPO common stock, subject to exceptions relating to certain equity issuances. These rights terminate upon the closing of the sale of all or substantially all of the assets or business of GBPO (by sale of assets or stock, merger or otherwise).

In addition, holders of a majority of the outstanding shares of Series A Preferred Stock are entitled to elect up to three members to GBPO’s board of directors, in accordance with the terms of the Certificate of Designations.

The foregoing description is a summary of the material terms of the form of stockholder’s agreement, a copy of which is attached as Exhibit 10.3 to this Current Report on Form 8-K and incorporated herein by reference. This summary is qualified in its entirety by reference to the form of stockholder’s agreement.

Registration Rights Agreement

The Series A Preferred Stock to be issued to Ares at the closing of the private placement, the founder warrants to be sold to Ares contemporaneously therewith and the shares of GBPO common stock into which such securities are convertible or exercisable will not be registered with the SEC and therefore will be restricted securities. However, GBPO, Ares and the founding stockholders have agreed to enter into a registration rights agreement, superseding the existing registration rights agreement among GBPO and the founding stockholders, pursuant to which GBPO has agreed to grant to Ares and the founding stockholders certain rights with respect to registration under the Securities Act of 1933, as amended (the “Securities Act”) of shares of GBPO common stock, including shares issuable upon conversion of the Series A Preferred Stock, exercise of the founder warrants and the shares of GBPO common stock held by the founding stockholders (collectively, the “Registrable Securities”).

The registration rights agreement provides that after (i) the later of (A) the completion of the tender offer (as defined in the preferred stock purchase agreement) and (B) October 17, 2008, and (ii) so long as Ares or its permitted transferees holds at least 30% of the Registrable Securities acquired by them in the private placement, Ares may request that GBPO file a shelf registration statement for resale of such Registrable Securities. GBPO will use its reasonable best efforts to cause a shelf registration statement to be declared effective within 30 days of a request by Ares.

In addition, after (i) the release of the founding stockholder’s GBPO common stock from escrow pursuant to that certain securities escrow agreement, dated as of October 17, 2007, by and among GBPO, the founding stockholders and Continental Stock Transfer & Trust Company, and (ii) the later of (A) the completion of the tender offer (as defined in the preferred stock purchase agreement) and (B) October 17, 2008, and (iii) so long as Ares or its permitted transferees no longer hold at least 30% of the Registrable

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Securities acquired by them in the private placement, the holders of a majority of the Registrable Securities then outstanding, may request that GBPO file a shelf registration statement for resale of the Registrable Securities then held by them. GBPO will use its reasonable best efforts to cause a shelf registration statement to be declared effective within 30 days of a request by the such holders.

In addition, (i) so long as Ares or its permitted transferees hold at least 30% of the Registrable Securities acquired by them in the private placement, Ares may make a demand on GBPO, or (ii) so long as Ares or its permitted transferees no longer hold at least 30% of the Registrable Securities acquired by them in the private placement, the holders owning a majority of the Registrable Securities then outstanding, may make a demand on GBPO, that it register the Registrable Securities. GBPO is obligated to effect four registrations pursuant to the rights of Ares set forth in clause (i) above. GBPO also granted to Ares and the founding stockholders unlimited piggy-back registration rights.

GBPO agreed to use its commercially reasonable efforts to keep a shelf registration continuously effective, with respect to the Registrable Securities held by a holder, the earlier of (i) the date on which all Registrable Securities are eligible for sale under Rule 144 without any volume, manner of sale or other restrictions and (ii) when all Registrable Securities covered by such registration statement have been sold.

The registration rights agreement contains other standard provisions of agreements of this type, including an agreement by GBPO to bear the fees and expenses related to registration of the Registrable Securities, indemnification provisions, and a requirement that GBPO comply with all of the reporting requirements applicable to it under the Exchange Act.

The foregoing description is a summary of the material terms of the form of registration rights agreement, a copy of which is attached as Exhibit 10.4 to this Current Report on Form 8-K and incorporated herein by reference. This summary is qualified in its entirety by reference to the form of registration rights agreement.

Management Rights Letter

In connection with the preferred stock purchase agreement, on June 2, 2008, GBPO entered into a management rights letter with Ares under which GBPO granted Ares certain contractual management rights relating to GBPO, including the right to (i) consult with and advise the management of GBPO and its subsidiaries, (ii) receive copies of all documents, reports and financial data and inspect any of the properties of GBPO and its subsidiaries, (iii) designate a non-voting representative on GBPO’s board of directors should Ares not have a representative designated to serve on GBPO’s board, and (iv) receive financial statements, as set forth therein. These rights are intended to satisfy the requirement of contractual management rights for purposes of qualifying Ares’ interests in GBPO as venture capital investments for purposes of the Department of Labor’s “plan assets” regulations.

The foregoing description is a summary of the material terms of the form of management rights letter, a copy of which is attached as Exhibit 10.5 to this Current Report on Form 8-K and incorporated herein by reference. This summary is qualified in its entirety by reference to the form of management rights letter.

PNC Commitment Letter

On June 4, 2008, GBPO further amended its agreement (the “Amended PNC Agreement”) with PNC Bank, dated February 11, 2008, and amended on May 30, 2008. The Amended PNC Agreement provides that (i) the senior secured credit facility will be up to an aggregate of $108,124,474 (the “Financing”), (ii) the Financing will also consist of a senior secured domestic term loan up to approximately $5,479,772 and a senior secured foreign term loan up to approximately $2,644,701 and (iii) PNC Bank will be satisfied with the terms of the private placement.

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The foregoing description is a summary of the material terms of the Amended PNC Agreement, a copy of which is attached as Exhibit 10.6 to this Current Report on Form 8-K and incorporated herein by reference. This summary is qualified in its entirety by reference to the Amended PNC Agreement.

Amendment to Unit Purchase Option

On May 31, 2008, GBPO entered into an amendment (the “UPO Amendment”) amending that certain unit purchase option agreement, dated October 23, 2007, by and among GBPO, Deutsche Bank Securities Inc. (“Deutsche Bank”) and Robert W. Baird & Co. (“Baird”), permitting the sale by Deutsche Bank and Baird to GBPO of an option for the purchase of 1,562,500 units of GBPO originally issued to Deutsche Bank and Baird in GBPO’s initial public offering (the “UPO”). Also on May 31, 2008, GBPO, Deutsche Bank and Baird entered into a securities purchase agreement providing for the purchase by GBPO of the UPO for an aggregate purchase price of $100 (the “Securities Purchase Agreement”).

The foregoing description is a summary of the material terms of the UPO Amendment and Securities Purchase Agreement, a copy of which are attached as Exhibits 10.7 and 10.8 to this Current Report on Form 8-K and incorporated herein by reference. This summary is qualified in its entirety by reference to the UPO Amendment and Securities Purchase Agreement.

Item 3.02	Unregistered Sales of Equity Securities.

As more fully described above, at the closing of the transactions contemplated by the preferred stock purchase agreement, GBPO will issue the Series A Preferred Stock to Ares, which are intended to be issued pursuant to the “private placement” exemption from registration under Section 4(2) of the Securities Act, and/or Regulation D promulgated under the Securities Act.

The information contained in Item 1.01 of this report is incorporated by reference herein.

This report is neither an offer to sell nor a solicitation of offers to purchase securities of GBPO. The issuance of Series A Preferred Stock by GBPO in connection with this transaction will not be registered under the Securities Act and the shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits:

The following documents are included as exhibits to this report:

2.1	Amended and Restated Agreement and Plan of Merger, dated as of June 2, 2008, among Global BPO Services Corp., River Acquisition Subsidiary Corp. and Stream Holdings Corporation
10.1	Preferred Stock Purchase Agreement dated as of June 2, 2008, by and between Global BPO Services Corp., and Ares Corporate Opportunities Fund II, L.P.
10.2	Form of Certificate of Designation of Series A Convertible Preferred Stock
10.3	Form of Stockholder’s Agreement
10.4	Form of Registration Rights Agreement
10.5	Form of Management Rights Letter
10.6	Agreement, dated June 4, 2008, by and among Global BPO Services Corp., PNC Bank, National Association and PNC Capital Markets LLC
10.7	First Amendment to Unit Purchase Option, dated May 31, 2008, by and among Global BPO Services Corp., Deutsche Bank Securities Inc. and Robert W. Baird & Co.
10.8	Securities Purchase Agreement, dated May 31, 2008, by and among Global BPO Services Corp., Deutsche Bank Securities Inc. and Robert W. Baird & Co.

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 5, 2008

GLOBAL BPO SERVICES CORP.

By:	/s/ R. Scott Murray
Name: R. Scott Murray
Title: President and Chief Executive Officer

17

EXHIBIT INDEX

Exhibit No.	Description

2.1	Amended and Restated Agreement and Plan of Merger, dated as of June 2, 2008, among Global BPO Services Corp., River Acquisition Subsidiary Corp. and Stream Holdings Corporation

10.1	Preferred Stock Purchase Agreement dated as of June 2, 2008, by and between Global BPO Services Corp., and Ares Corporate Opportunities Fund II, L.P.

10.2	Form of Certificate of Designation of Series A Convertible Preferred Stock

10.3	Form of Stockholder’s Agreement

10.4	Form of Registration Rights Agreement

10.5	Form of Management Rights Letter

10.6	Agreement, dated June 4, 2008, by and among Global BPO Services Corp., PNC Bank, National Association and PNC Capital Markets LLC

10.7	First Amendment to Unit Purchase Option, dated May 31, 2008, by and among Global BPO Services Corp., Deutsche Bank Securities Inc. and Robert W. Baird & Co.

10.8	Securities Purchase Agreement, dated May 31, 2008, by and among Global BPO Services Corp., Deutsche Bank Securities Inc. and Robert W. Baird & Co.

Exhibit 2.1

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

BY AND AMONG

GLOBAL BPO SERVICES CORP.

RIVER ACQUISITION SUBSIDIARY CORP.

AND

STREAM HOLDINGS CORPORATION

DATED AS OF JUNE 2, 2008

-i-

-ii-

-iii-

Exhibit List

Exhibit 2.7(c)	-	Escrow Agreement
Exhibit 3.2(c)(iii)	-	Parent’s Officer’s Certificate
Exhibit 3.2(c)(iv)	-	Parent’s and Merger Subsidiary’s Secretary’s Certificate
Exhibit 3.3(c)(i)	-	Company’s Officer’s Certificate
Exhibit 3.3(c)(ii)	-	Company’s Secretary’s Certificate

-iv-

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (together with all schedules and exhibits hereto, this “Agreement”) is dated as of June 2, 2008 by and among GLOBAL BPO SERVICES CORP., a Delaware corporation (the “Parent”), RIVER ACQUISITION SUBSIDIARY CORP., a Delaware corporation and a wholly owned subsidiary of the Parent (the “Merger Subsidiary”), and STREAM HOLDINGS CORPORATION, a Delaware corporation (“Holdings” and together with all of its Subsidiaries, the “Company”). Terms used herein and not otherwise defined shall have the meanings set forth in Section 1.1 hereof.

The parties hereto have previously entered into that certain Agreement and Plan of Merger, dated as of January 27, 2008 (the “Prior Agreement”), and this Agreement amends and restates the Prior Agreement in its entirety.

RECITALS:

WHEREAS, the Parent has formed the Merger Subsidiary for the purpose of merging it with and into Holdings, with Holdings continuing as the Surviving Company and as a wholly owned subsidiary of the Parent;

WHEREAS, the respective boards of directors of the Parent, the Merger Subsidiary and Holdings have, on the terms and subject to the conditions set forth in this Agreement, (a) determined that the merger of the Merger Subsidiary with and into Holdings, as set forth below (the “Merger”), is fair to, and in the best interest of, the Parent, the Merger Subsidiary and Holdings, as the case may be, and their respective stockholders, and declared that the Merger is advisable, (b) authorized and approved this Agreement, the Merger and the consummation of the transactions contemplated hereby and (c) recommended acceptance of the Merger and approval of this Agreement by its respective stockholders, in accordance with the Delaware General Corporation Law, as amended (the “DGCL”);

WHEREAS, the holders of a majority of the issued and outstanding shares of common stock, par value $0.01 per share, of Holdings (“Holdings Common Stock”) intend, following the execution of this Agreement, to approve and adopt the Merger on the terms and subject to the conditions set forth in this Agreement, the execution by Holdings of this Agreement and the consummation of the transactions contemplated hereby, in accordance with the DGCL, and will deliver evidence of such approval to the Parent;

WHEREAS, the Parent, in its capacity as sole stockholder of the Merger Subsidiary, intends, following the execution of this Agreement, on the terms and subject to the conditions set forth in this Agreement, to approve and adopt the Merger, the execution by the Merger Subsidiary of this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, the Parent desires to provide Holdings certain protections to mitigate its damages in the event that the Parent fails to consummate the Merger; and

WHEREAS, as an inducement to Holdings to agree to certain changes to the Prior Agreement, (a) Parent has entered into the Preferred Stock Purchase Agreement and the

Redemption Agreement with the parties thereto, (b) the holders of the Affiliate Warrants have agreed to sell all of the Affiliate Warrants to the initial purchaser of the Preferred Stock pursuant to the Warrant Purchase Agreement and (c) Parent has agreed to conduct the Tender Offer;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements herein contained, the parties, intending to be legally bound, agree that the Prior Agreement is amended and restated in its entirety to read as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. As used in this Agreement, the following terms have the meanings set forth below.

“Adjustment Statement” has the meaning set forth in Section 2.10(c) hereof.

“Affiliate” of any particular Person means (a) any other Person controlling, controlled by or under common control with such Person, whether directly or indirectly, through Contract, ownership, or otherwise, (b) any director, officer, partner or similar individual of such Person, and (c) any Person beneficially owning more than ten percent (10%) of the voting securities of such Person.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under any income Tax Law) of which the Company is or has been a member.

“Affiliate Warrants” has the meaning set forth in Section 6.3 hereof.

“Agreement” has the meaning set forth in the Preamble.

“AMEX” means the American Stock Exchange.

“Approved Capital Expenditures” means capital expenditures (a) incurred in the ordinary course of business consistent with past practice that are not more than $500,000 per fiscal quarter in excess of the Company’s budgeted amounts for such quarter as set forth in the Budget, (b) for call center sites as set forth in the Budget that are not reasonably expected to both (i) cost more than $4,000,000, and (ii) have an expected payback of more than two (2) years, or (c) approved by the Parent, which consent will not be unreasonably withheld, conditioned or delayed.

“Assets” means all assets owned or utilized by the Company including, without limitation, Leased Real Property, Personal Property, inventory, accounts receivables, goodwill, Proprietary Rights and any asset listed on the Financial Statements or any subsequently delivered balance sheet of the Company prior to the Closing.

“Audited Financial Statements” has the meaning set forth in Section 5.5(a).

“Budget” means the Company’s budget attached hereto as Schedule 1.1(b) hereto.

“Business” means Holdings and its Subsidiaries’ business of providing global technical support and customer service outsourcing as of the date of the Prior Agreement.

“Business Day” means any day other than a Saturday or Sunday or a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to be closed.

“Certificate” has the meaning set forth in Section 2.7(a) hereof.

“Certificate of Merger” has the meaning set forth in Section 2.1(a) hereof.

“Closing” has the meaning set forth in Section 2.11 hereof.

“Closing Date” has the meaning set forth in Section 2.11 hereof.

“Closing Date Balance Sheet” has the meaning set forth in Section 2.10(b) hereof.

“Closing Date Working Capital” of the Company means the following from the Closing Date Balance Sheet: (a) the sum of (i) cash and cash equivalents (but only to the extent not swept out of the Company’s bank accounts on the Closing Date and not included in calculating the Purchase Price), (ii) accounts receivable, net of reserves, (iii) prepaid expenses, and (iv) other current assets, less (b) the sum of (i) accounts payable, (ii) liabilities for Taxes, net of the Transaction Tax Benefits, and (iii) other accrued expenses (excluding deferred income Taxes, and the Retained Litigation); provided that Closing Date Working Capital shall not include the Company’s Transaction Fees deducted from the Purchase Price at Closing and shall not include Closing Indebtedness.

“Closing Fee Statement” means a certificate furnished by the Company to the Parent at least two (2) Business Days prior to the Closing Date, setting forth the amount of the Working Capital Holdback, the Company Transaction Fees, the Closing Indebtedness, the Approved Capital Expenditures, and each other item required to calculate the Purchase Price and the consideration to be paid to each holder of Shares and Optionholder.

“Closing Indebtedness” means, as of the Closing Date, the aggregate amount of Indebtedness of the Company, including, but not limited to, any prepayment penalties, early termination fees, bank fees and related expenses payable by the Company in connection with the repayment or assumption by the Parent of any Indebtedness of the Company.

“COBRA” has the meaning set forth in Section 5.20(d) hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Disclosure Schedules” has the meaning set forth in Article V hereof.

“Company Employee” has the meaning set forth in Section 8.10 hereof.

“Company Plans” has the meaning set forth in Section 5.20(a) hereof.

“Company Records” has the meaning set forth in Section 4.5 hereof.

“Company SEC Fees” means (a) all filing, edgarizing, printing, legal, accounting, consulting, and other out of pocket fees relating to the filing of the Proxy Statement and other SEC matters incurred by the Company prior to the Closing up to $400,000 and (b) all amounts incurred by the Company, with the Parent’s consent, prior to the Closing Date in connection with bringing the Company into compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

“Company Transaction Fees” means all (a) fees, costs and expenses payable by the Company relating to any fee agreements with H.I.G. Capital LLC and its Affiliates, including without limitation, any accrued, but unpaid management fees; (b) investment banking, broker, legal, accounting or consulting fees, costs and expenses in connection with the transactions contemplated by this Agreement or the sale of the Company; (c) transactional bonuses that become due as a result of the Merger and are actually paid or accrued by virtue of obligations created by the Company or its Affiliates prior to the Closing Date; (d) premiums for any tail insurance policy that the Company elects to purchase for the directors and officers of the Company prior to the Closing Date; and (e) one-half of the HSR Act filing fees; provided that, for purposes of clarification, Company Transaction Fees shall not include Company SEC Fees.

“Confidentiality Agreement” has the meaning set forth in Section 5.27 hereof.

“Contested Adjustment Notice” has the meaning set forth in Section 2.10(c) hereof.

“Contested Adjustments” has the meaning set forth in Section 2.10(c) hereof.

“Contracts” means with respect to any Person, all agreements, contracts, commitments, franchises, understandings, arrangements, licenses, mortgages, promissory notes, deeds of trust, indentures, and leases, whether written or oral, to which such Person is a party and which are legally binding.

“Conversion Payments” means any funds paid to holders of IPO Shares who shall have demanded that the Parent convert their IPO Shares into cash pursuant to the Parent Charter.

“Disagreed Changes” shall have the meaning set forth in Section 12.1 hereof.

“DGCL” has the meaning set forth in the Recitals.

“Draft Return” has the meaning set forth in Section 12.1 hereof.

“EBITDA” means earnings before interest, income Taxes, depreciation and amortization, calculated in accordance with GAAP, but excluding: Company Transaction Fees; Company SEC Fees; fees and expenses relating to the Company’s relocation of its Mumbai South India facility (including, but not limited to, fees and expenses paid or payable to Linn Ventures for such relocation); fees and expenses relating to the Company’s closing of its St. John facility; stock-based non-cash compensation; and any payments made in connection with earnout payments made to Zia Shiekh, Vineet Mittal and Wasim Shiekh during fiscal 2007 or 2008.

“Effective Time” has the meaning set forth in Section 2.1(a) hereof.

“Environmental Laws” means all applicable Laws concerning the pollution or protection of the environment or the use, generation, transportation, storage, treatment, processing, disposal or release of Hazardous Substances, as the foregoing are enacted and in effect on the Closing Date, including, without limitation, the Federal Solid Waste Disposal Act, as amended, the Federal Clean Air Act, as amended, the Federal Clean Water Act, as amended, the Federal Resource Conservation and Recovery Act of 1976, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Toxic Substances Control Act, as amended, regulations of the Environmental Protection Agency, regulations of the Nuclear Regulatory Agency and regulations of any state or local department of natural resources or other environmental protection agency.

“Escrow Agent” has the meaning set forth in Section 2.7(c) hereof.

“Escrow Agreement” has the meaning set forth in Section 2.7(c) hereof.

“Escrow Cash” means ten million dollars ($10,000,000) in cash if the Closing occurs on or before August 31, 2008, and twelve million dollars ($12,000,000) in cash if the Closing occurs after August 31, 2008 and the Purchase Price has been increased by twenty million dollars ($20,000,000) pursuant to clause (c)(iii) of the definition of Purchase Price.

“Escrow Fund” has the meaning set forth in Section 2.7(c) hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Closing Date Balance Sheet” has the meaning set forth in Section 2.10(a) hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Financial Statements” means the Audited Financial Statements and the Unaudited Financial Statements.

“Fully Diluted Shares” has the meaning set forth in Section 2.5(c) hereof.

“GAAP” means generally accepted accounting principles, consistently applied with past practices, in the United States as of the date hereof.

“Governmental Agency” means any court, tribunal, administrative agency or commission, taxing authority or other governmental or regulatory authority, domestic or foreign, of competent jurisdiction of any country, state, province or any political subdivisions thereof.

“Governmental Licenses” means all permits, licenses, franchises, orders, registrations, certificates, variances, approvals and other authorizations obtained from any Governmental Agency.

“Hazardous Substances” means any flammables, explosives, radon, radioactive materials, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum and petroleum products, methane, hazardous materials, hazardous wastes, hazardous or toxic substances, pollutants or contaminants or related materials regulated under, or as defined in any Environmental Law.

“Holdings” has the meaning set forth in the Preamble.

“Holdings Common Stock” has the meaning set forth in the Recitals.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person at any date, without duplication: (a) all obligations of such Person for borrowed money; (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments (including, without limitation, any shareholder notes or deferred purchase price obligations (other than accounts payable) issued or entered into in connection with any acquisition undertaken by such Person); (c) all obligations of such Person under any capitalized lease; (d) all obligations in respect of letters of credit issued for the account of such Person (other than letters of credit securing obligations relating to the Company’s Leased Real Property to the extent not drawn on the Closing Date); and (e) any accrued interest, prepayment premiums, breakage fees, penalties or similar amounts related to any of the foregoing.

“Indemnitee” has the meaning set forth in Section 11.3(a) hereof.

“Indemnitor” has the meaning set forth in Section 11.3(a) hereof.

“Independent Accountant” has the meaning set forth in Section 2.10(c) hereof.

“India Earnout Payments” means the cash earnout amounts payable upon the achievement of certain performance criteria, if any, to Zia Shiekh, Vineet Mittal and Wasim Shiekh pursuant to agreements to be entered into by and between the Company and each of Zia Shiekh, Vineet Mittal and Wasim Shiekh on or prior to the Closing Date and payable after the Closing Date.

“IPO” has the meaning set forth in Section 6.3 hereof.

“IPO Shares” means the 31,250,000 shares of Parent Common Stock issued in the Parent’s initial public offering completed on October 23, 2007.

“IPO Warrants” has the meaning set forth in Section 6.3 hereof.

“Knowledge” means (a) in the case of the Parent or the Merger Subsidiary, the actual knowledge of R. Scott Murray, Charles F. Kane, Sheila Flaherty and Lloyd Linnell, and (b) in the case of the Company, the actual knowledge of the Company’s chief executive officer, Toni Portmann, chief financial officer, Tom Andrus, Jeff Evert, Mark Beattie, Harry Jackson, Zia Shiekh, Rick Blumsack, Bob Mercer, and/or Laurie Brashear.

“Law” or “Laws” means any and all federal, state, local or foreign laws, statutes, ordinances, codes, rules, regulations, common law and Orders.

“Leased Real Property” means all of the right, title and interest of the Company under all leases, subleases, licenses, concessions and other agreements (written or oral), pursuant to which the Company holds a leasehold or sub-leasehold estate in, or is granted the right to use or occupy, any land, buildings, improvements, fixtures or other interest in real property that is used in the operation of the Business or leased by the Company.

“Leases” means those leases and subleases of the Leased Real Property set forth on Schedule 5.17(a) hereto.

“Liability” means, with respect to any Person, any liability, debt, guarantee, loss, cost, expense, fine, penalty, or damage of any kind, whether known, unknown, asserted, accrued, unaccrued, liquidated or unliquidated, or whether due or to become due.

“Lien” means any mortgage, pledge, security interest, conditional sale or other title retention agreement, lien, easement, charge, or similar encumbrance.

“Losses” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, obligations, Taxes, Liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses relating to the defense thereof; provided that Losses shall not include speculative, consequential, punitive or special damages unless required by a Governmental Agency to be paid to a third party or paid to a third party as part of a settlement approved by an Indemnitor.

“Material Adverse Effect” means, when used in connection with a Person, any event, circumstance, change, occurrence or effect that, individually or in the aggregate, is materially adverse to the business or financial condition of the Person, taken as a whole with all of its Subsidiaries; provided, however, that no such event, circumstance, change, occurrence, or effect will be deemed (either alone or in combination) to constitute, nor will be taken into account in determining whether there has been or may be, a Material Adverse Effect to the extent that it arises out of or relates to: (a) the outbreak or escalation of hostilities involving the United States or another jurisdiction in which such Person has operations, the declaration by the United States or another jurisdiction in which such Person has operations of a national emergency or war (whether or not declared) or the occurrence of any other calamity or crisis, including an act of terrorism; (b) a natural disaster or any other natural occurrence beyond the control of the Person; (c) the announcement or pendency of the transactions contemplated hereby if such event, circumstance, change, occurrence or effect would not have occurred but for such announcement or pendency; (d) any change in accounting requirements or principles imposed upon the Company or any change in applicable Laws or the interpretation thereof; (e) any action required by this Agreement; (f) any action of the Company between the date hereof and the Closing that requires the consent of the Parent pursuant to the terms of this Agreement if the Parent consents to the taking of such action; or (g) any adverse change in the global contact center industry to the extent such deterioration does not have a disproportionate adverse effect on the Company as compared to all the other Persons engaged in the same business taken as a whole.

“Material Contracts” means those Contracts of the Company required to be identified as Material Contracts on Schedule 5.8(a) hereto.

“Merger” has the meaning set forth in the Recitals.

“Merger Subsidiary” has the meaning set forth in the Preamble.

“Order” means, with respect to any Person, any award, decision, decree, injunction, judgment, order or ruling of a Governmental Agency of competent jurisdiction directed to and naming such Person.

“Option” means any options, subscriptions, warrants, rights, profit participation or other arrangements, or convertible or exchangeable securities by which any Person has the right to purchase capital stock, or any security convertible or exchangeable into capital stock, of another Person or by which a Person is bound to issue capital stock.

“Optionholder” means a holder of Vested Options of Holdings.

“Overlap Period” means the taxable year or period beginning on or before and ending after the Closing Date.

“Parent” has the meaning set forth in the Preamble.

“Parent Alternative Transaction” means the consummation of a “Business Combination” (as defined in the Parent Charter as in effect on the date hereof) that would permit or cause the assets in the Trust Account to be distributable to the Parent or its designee.

“Parent Charter” means the Second Amended and Restated Certificate of Incorporation of the Parent as amended from time to time, including without limitation the certificate of designation for the Preferred Stock.

“Parent Contracts” has the meaning set forth in Section 6.8(a) hereof.

“Parent Common Stock” means the common stock of the Parent, par value $.001 per share, whose price is quoted on AMEX under the ticker symbol “OOO.”

“Parent Disclosure Schedule” has the meaning set forth in Article VI hereof.

“Parent SEC Reports” has the meaning set forth in Section 6.5(a) hereof.

“Parent Stockholders Meeting” has the meaning set forth in Section 8.1(e) hereof.

“Parent Units” means the common stock, par value $0.001 per share, and warrants to purchase such common stock with an exercise price of $6.00 per share, of the Parent, whose price is quoted on AMEX under the ticker symbol “OOO.U”

“Parent Warrants” has the meaning set forth in Section 6.3 hereof, whose price is quoted on AMEX under the ticker symbol “OOO.WS.”

“PBGC” means the Pension Benefit Guarantee Corporation.

“Permitted Liens” means (a) any liens for Taxes not yet due or which are being contested in good faith by appropriate proceedings and for which an adequate reserve is made; (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens; (c) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation; and (d) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not material in amount and which do not in any case materially detract from the value of the property subject thereto or interfere with the use thereof; and (e) Liens reflected on the financial statements of such Person.

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity (whether federal, state, county, city or otherwise and including, without limitation, any instrumentality, division, agency or department thereof).

“Personal Property” means all tangible personal property owned or used by the Company in the conduct of the Business, including, without limitation, all furniture, computer hardware, equipment, vehicles, and fixtures that are not affixed to real property, wherever located.

“Pre-Closing Period” means all taxable years or periods ending on or before the Closing Date and, with respect to the Overlap Period, the portion of such period ending on the Closing Date.

“Preferred Stock” means the Parent’s Series A Convertible Preferred Stock, $0.001 par value per share.

“Preferred Stock Purchase Agreement” means that certain preferred stock purchase agreement among the Parent and the purchasers named therein, dated as of June 2, 2008.

“Prior Agreement” has the meaning set forth in the Preamble.

“Proceeding” means any claim, action, arbitration, audit, lawsuit, investigation, litigation or suit (whether civil, criminal or administrative).

“Pro Rata Basis” means the allocation among the holders of Shares and Vested Options pursuant to a fraction, the numerator of which is the number of Shares and shares of common stock represented by Vested Options held by such Person and the denominator of which is the number of Fully Diluted Shares.

“Proprietary Rights” means: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto and all foreign and domestic patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, divisionals, revisions, extensions and reexaminations thereof; (b) all foreign and domestic trademarks, service marks, trade dress, logos and trade names (including without limitation, all applications and registrations therefor) and all goodwill associated therewith; (c) all foreign and domestic copyrightable works, all foreign and domestic copyrights and all foreign and domestic applications, registrations and renewals in connection therewith; (d) all trade secrets and confidential business information (including customer and supplier lists, pricing and cost information and business and marketing plans and proposals); and (e) all copies and tangible embodiments thereof in whatever form or medium.

“Prospectus” means the final prospectus of the Parent, dated October 18, 2007, as filed under the Securities Act.

“Proxy Statement” means that certain proxy statement on Schedule 14A, filed by Parent on February 12, 2008, as amended.

“Purchase Price” means the amount equal to Two Hundred Million Dollars ($200,000,000) (a) plus the aggregate exercise price payable upon exercise of all Vested Options, (b) plus or minus the purchase price adjustments in Section 2.10(a) hereto, (c) plus (i) in the event that (A) the Closing Date is after July 31, 2008, (B) the Company’s EBITDA for the seven months ended July 31, 2008 exceeds $15,045,000, and (C) the Company’s revenue for the seven months ended July 31, 2008 exceeds $268,949,000, $5,000,000, plus (ii) in the event that the Closing Date is after August 15, 2008, $5,000,000, plus (iii) in the event that (A) the Closing Date is after August 31, 2008, (B) the Company’s EBITDA for the eight months ended August 31, 2008 exceeds $17,499,000, and (C) the Company’s revenues for the eight months ended August 31, 2008 exceeds $309,041,000, $20,000,000, and plus (iv) in the event that (A) the Closing Date is after September 30, 2008, (B) the Company’s EBITDA for the nine months ended September 30, 2008 exceeds $20,619,000, and (C) the Company’s revenue for the nine months ended September 30, 2008 exceeds $351,116,000, $10,000,000, (d) plus an amount equal to 75% of the Company’s Approved Capital Expenditures made during the period beginning July 1, 2008 and ending on the Closing Date, (e) minus Closing Indebtedness, (f) minus any Company Transaction Fees, (g) minus the Working Capital Holdback; provided that if the Parent is otherwise ready, willing and able to file the third amendment to the Proxy Statement after June 13, 2008 but the Parent is delayed in doing so and the Company’s failure (whether or not within the Company’s control) to deliver its financial statements required to be disclosed therein is the sole cause of such delay, the dates set forth in Sections (c)(i)(A), (c)(ii), (c)(iii)(A) and (c)(iv)(A) of this definition shall be extended (x) one (1) Business Day for each Business Day that the Company’s failure to deliver the unaudited financial statements for the first quarter of fiscal 2008, which shall be suitable for filing with the SEC, after June 13, 2008 is the sole cause of the delay in filing the third amendment to the Proxy Statement, plus (y) three (3) Business Days.

“Redemption Agreement” means that certain Securities Purchase Agreement, dated May 13, 2008, by and among, Parent, Deutsche Bank Securities Inc. and Robert W. Baird & Co.

“Retained Litigation” means any Proceeding initiated by the Stockholders’ Representative against Solectron or by Solectron (whether or not actual litigation has been commenced by either party) reasonably relating to working capital or Solectron’s representations regarding financial statements and/or indebtedness pursuant to that certain Stock Purchase Agreement by and among Solectron Corporation, Stream International, Inc., Stream New York, Inc., Stream International (Bermuda) Ltd., Solectron Global Services Italy S.R.L. and Call Center Holdings, Inc., dated as of March 7, 2004, as amended.

“Return” means any return, declaration, report, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Settlement Amount Certificate” has the meaning set forth in Section 2.10(c).

“Settlement Date” has the meaning set forth in Section 2.10(d).

“Severance Payments” means severance or termination payments actually paid to any of the individuals set forth on Schedule 1.1(c) hereto in connection with the termination of such individual’s employment with the Company within six months after the Closing Date pursuant to agreements or arrangements with such individual in effect on the Closing Date.

“Share” has the meaning set forth in Section 2.5(c) hereof.

“Shortfall Underage” shall have the meaning set forth in Section 2.10(b)(ii).

“Stockholders’ Representative” shall have the meaning set forth in Section 2.9(a) hereof.

“Stock Plans” means any stock option or stock-based compensation plan of Holdings.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (regardless of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof.

“Surplus Shortfall” shall have the meaning set forth in Section 2.10(b)(i).

“Survival Period” has the meaning set forth in Section 11.1 hereof.

“Surviving Company” has the meaning set forth in Section 2.1(b) hereof.

“Tax” means any foreign, federal, state or local income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties, fines or additions thereto or additional amounts in respect of any of the foregoing.

“Tender Offer” means a tender offer by Parent to buy up to 20,625,001 of the IPO Shares for $8.00 per share.

“Transaction Tax Benefit” means the Tax benefit actually realized by the Company or the Parent for the taxable year in which the Closing occurs that is attributable to the vesting or exercise in such taxable year of any option or other compensatory instrument and the expenses of the Company incurred in connection with the consummation of the Merger set forth on Schedule 1.1 hereto. For purposes of this Agreement the parties hereto agree that to the extent deductible in or prior to the taxable year such amount is paid or incurred, the items set forth on Schedule 1.1 hereto shall be deemed to have occurred in the Pre-Closing Period for purposes of (i) Section 12.6 of this Agreement (for purposes of determining the amount of Pre-Closing Taxes, if any) (ii) for purposes of determining whether representations related to Taxes are true and correct, and (iii) if paid or incurred prior to the Settlement Date, for purposes of Closing Date Working Capital.

“Trust Account” has the meaning set forth in Section 6.16(a) hereof.

“Trust Agreement” has the meaning set forth in Section 6.16(a) hereof.

“Trust Fund” has the meaning set forth in Section 6.16(a) hereof.

“Trustee” has the meaning set forth in Section 6.16(a) hereof.

“Trust Claims” has the meaning set forth in Section 10.3 hereof.

“Unaudited Financial Statements” has the meaning set forth in Section 5.5(a) hereof.

“Underwriter Options” has the meaning set forth in Section 6.3 hereof.

“Vested Options” means all in-the-money Options of Holdings which by their terms are exercisable or become exercisable at the Effective Time.

“WARN” means the Worker Adjustment and Retraining Notification Act, as amended.

“Warrant Purchase Agreement” means that certain warrant purchase agreement, dated as of June 2, 2008, by and among the owners of the Affiliate Warrants and the purchaser named therein.

“Working Capital Holdback” means an amount determined by the Stockholders’ Representative, in its sole discretion, which shall not be less than $2,000,000, no later than two (2) Business Days prior to the Closing Date to pay amounts payable to the Parent pursuant to Section 2.10(b)(i) hereof, if any.

“Working Capital Shortfall” means the amount by which the Company’s Closing Date Working Capital is less than $54,000,000; provided that there will be no adjustment if such amount is less than $1,500,000.

“Working Capital Surplus” means the amount by which the Company’s Closing Date Working Capital exceeds $54,000,000; provided that there will be no adjustment if such amount is less than $1,500,000.

“2007 Financial Statements” has the meaning set forth in Section 5.5(a).

ARTICLE II

THE MERGER

2.1 The Merger.

(a) Upon the terms and subject to the conditions of this Agreement, at the Closing, the Merger Subsidiary and Holdings shall duly prepare, execute and acknowledge a certificate of merger (the “Certificate of Merger”) in accordance with Section 251 of the DGCL that shall be filed with the Secretary of the State of Delaware at such time and in accordance with the provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger (or at such later time set forth in the Certificate of Merger as shall be agreed to by the Merger Subsidiary and Holdings). The date and time when the Merger shall become effective is hereinafter referred to as the “Effective Time.”

(b) On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, the Merger Subsidiary shall be merged with and into Holdings, and the separate corporate existence of the Merger Subsidiary shall cease, and Holdings shall continue as the Surviving Company under the DGCL (the “Surviving Company”).

(c) From and after the Effective Time, the Merger shall have the effects set forth in Section 259(a) of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and franchises of Holdings and the Merger Subsidiary shall vest in the Surviving Company, and all debts, liabilities, obligations and duties of Holdings and the Merger Subsidiary shall become debts, liabilities, obligations and duties of the Surviving Company.

2.2 Certificate of Incorporation of the Surviving Company. At the Effective Time and without any further action on the part of Holdings or the Merger Subsidiary, the certificate of incorporation of the Merger Subsidiary, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Company as of the Effective Time, until duly amended in accordance with applicable Law.

2.3 By-laws of the Surviving Company. At the Effective Time and without any further action on the part of Holdings or the Merger Subsidiary, the by-laws of the Merger Subsidiary, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Company as of the Effective Time, until duly amended in accordance with applicable Law.

2.4 Directors and Officers. At the Effective Time, the directors of the Merger Subsidiary immediately prior to the Effective Time shall be the directors of the Surviving Company, each of such directors to hold office subject to the applicable provisions of the certificate of incorporation and by-laws of the Surviving Company. At the Effective Time, the officers of Holdings immediately prior to the Effective Time and the Persons listed on Schedule 2.4 hereto shall be officers of the Surviving Company, each of such officers to hold office subject to the applicable provisions of the certificate of incorporation and by-laws of the Surviving Company.

2.5 Conversion. All of the issued and outstanding shares of capital stock of the Merger Subsidiary and Holdings shall, by virtue of the Merger and without any action on the part of the respective holders thereof, be converted or cancelled, as the case may be, as follows:

(a) At the Effective Time, each outstanding share of common stock, par value $0.01 per share, of the Merger Subsidiary shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Company.

(b) Each share of Holdings Common Stock owned by Holdings as treasury stock shall be cancelled and retired and shall cease to exist at the Effective Time, and no consideration shall be delivered in exchange therefor.

(c) Each share of Holdings Common Stock (other than shares to be cancelled in accordance with Section 2.5(b) hereof) (a “Share”) issued and outstanding immediately prior to the Effective Time shall be converted at the Effective Time into (i) the right to receive an amount of cash equal to the quotient obtained by dividing (A) the Purchase Price minus the Escrow Cash by (B) the sum of (1) the number of Shares issued and outstanding immediately prior to the Effective Time plus (2) the number of shares of Holdings Common Stock subject to Vested Options (the “Fully Diluted Shares”) and (ii) the contingent and deferred right to receive (A) the portion of the Escrow Fund attributable to such Share as provided in the Escrow Agreement and (B) the portion of the proceeds received by the Company from the Retained Litigation and the unpaid portion of the Working Capital Holdback set aside by the Stockholders’ Representative pursuant to Section 2.7(d) attributable to such Share, determined on a Pro Rata Basis.

(d) Each Vested Option shall be converted at the Effective Time into (i) the right to receive, in respect of each share of Holdings Common Stock subject to such Vested Option, an amount of cash, if any, equal to (A) the quotient obtained by dividing (1) the Purchase Price minus the Escrow Cash by (2) the Fully Diluted Shares, minus (B) the exercise price payable upon exercise in full of such Vested Option and (ii) the contingent and deferred right to receive (A) the portion of the Escrow Fund attributable to such Vested Option as provided in the Escrow Agreement and (B) the portion of the proceeds received by the Company from the Retained Litigation and the unpaid portion of the Working Capital Holdback set aside by the Stockholders’ Representative pursuant to Section 2.7(d) attributable to such Vested Option, determined on a Pro Rata Basis.

(e) Each Option of Holdings that is not a Vested Option shall be cancelled at the Effective Time.

2.6 Stock Option and Other Plans. Prior to the Effective Time, the board of directors of Holdings shall terminate, as of the Effective Time, the Stock Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company. At the Effective Time, each Option shall no longer be exercisable for the purchase of shares of capital stock of Holdings, but each Vested Option shall entitle the holder thereof, in cancellation and settlement therefor, to the consideration set forth in Section 2.5(d) hereof.

2.7 Delivery of Funds; Surrender of Certificates.

(a) On the Closing Date, the Parent, upon surrender by each stockholder of Holdings of the certificate(s), if any, (each, a “Certificate”) that, or a lost certificate affidavit, immediately prior to the Effective Time, representing the Shares held by such stockholder and a letter of transmittal provided by the Company and reasonably acceptable to the Parent, shall, contemporaneously with the filing of the Certificate of Merger, wire transfer (or by check for amounts below $25,000 or if such stockholder shall not have provided wire transfer instructions) in immediately available funds to each such stockholder in exchange therefor upon the Closing the cash amount due such stockholder in accordance with Section 2.5(c)(i) hereof. Each stockholder of Holdings shall designate a bank account to the Parent to receive such funds not later than two (2) Business Days prior to the Closing Date. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of such lost, stolen or destroyed Certificate and an agreement to indemnify the Parent and its Affiliates in a form reasonably satisfactory to the Parent, the Parent shall pay the amount to which such stockholder is otherwise entitled pursuant to this Section 2.7(a). No interest shall be payable on any cash deliverable upon the exchange of any Holdings Common Stock or Vested Options.

(b) On the Closing Date, subject to Section 2.14 hereof, the Parent, upon surrender by each Optionholder to Holdings of the Option agreement that, immediately prior to the Effective Time, represented the Options held by such Optionholder, shall, contemporaneously with the filing of the Certificate of Merger, pay by wire transfer (or by check for amounts below $25,000 or if such Optionholder shall not have provided wire transfer instructions) to each Optionholder in exchange therefor an amount in immediately available funds equal to the cash amount due such Optionholder in accordance with Section 2.5(d) hereof by wire transfer to an account designated in writing to the Parent by such Optionholder not later than two (2) Business Days prior to the Closing Date.

(c) On the Closing Date, the Parent shall deliver to, and each of the stockholders of Holdings and Optionholders shall be deemed to have received and deposited with, The Bank of New York Trust Company, N.A., as escrow agent (the “Escrow Agent”) pursuant to the escrow agreement substantially in the form of Exhibit 2.7(c) hereto (the “Escrow Agreement”) the Escrow Cash (together with interest and other income thereon, the “Escrow Fund”). The Escrow Fund shall be held during the period commencing on the Closing Date and ending on the later of (i) the date that the Parent’s Independent auditor issues its opinion on the Parent’s financial statements for the fiscal year ending December 31, 2008; or (ii) the date which is twelve (12) months from the Closing Date, but in any event not later than July 27, 2009. The Escrow Fund shall be disbursed solely for the purposes, and in accordance with the terms, of the Escrow Agreement. Following the termination of the Escrow Agreement pursuant to its terms, any undisbursed portion of the Escrow Fund shall be paid to the stockholders and Optionholders of Holdings pro rata based upon the number of Shares and shares of Holdings Common Stock subject to Vested Options held by a Person relative to the number of Fully Diluted Shares.

(d) On the Closing Date, the Parent shall pay to the Stockholders’ Representative the Working Capital Holdback by wire transfer in immediately available funds. The Stockholders’ Representative shall hold the Working Capital Holdback and shall pay to the Parent in accordance with Section 2.10 hereof any amount that may become payable to the Parent pursuant to Section 2.10(b)(i) hereof. On or prior to the fifth (5th) day after the Settlement Date, the Stockholders’ Representative shall pay to the holders of Shares on a Pro Rata Basis the amount of the Working Capital Holdback not paid to the Parent pursuant to Section 2.10(b)(i) hereof and shall remit to the Parent the gross amount payable to the Optionholders, of which the Parent shall pay to each Optionholder its portion thereof, net of applicable Tax withholding.

(e) On the Closing Date the Parent shall use the Company Transaction Fees to pay the underlying obligations to the Persons who are owed in connection therewith.

2.8 No Further Rights of Transfer. At and after the Effective Time, each stockholder of Holdings shall cease to have any rights as a stockholder of Holdings, except as otherwise required by applicable Law and except for the right of each stockholder of Holdings to surrender his or her Certificate or lost Certificate affidavit in exchange for payment of the applicable amount pursuant to Section 2.7(a) hereof, and no transfer of Shares shall be made on the stock transfer books of the Surviving Company. At the Effective Time, the stock ledger of Holdings with respect to the Shares shall be closed.

2.9 Stockholders’ Representative.

(a) By approving this Agreement, the stockholders and Optionholders of Holdings hereby appoint H.I.G. Call Center II, Inc., a Cayman Island company, and its permitted successors, as the agent for and on behalf of the stockholders of Holdings (the “Stockholders’ Representative”) to give and receive notices and communications, to authorize delivery to the Parent of Escrow Cash from the Escrow Fund in satisfaction of indemnification claims by the Parent, to withhold the Working Capital Holdback and settle and pay the Purchase Price adjustments in Section 2.10, to object to such deliveries, negotiate, enter into settlements and compromises of, and comply with Orders of courts with respect to such claims (including third party claims), and to take all actions necessary or appropriate in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing. Such agency may be changed from time to time upon not less than ten (10) days’ prior written notice, executed by the Stockholders’ Representative to the Parent. No bond shall be required of the Stockholders’ Representative, and the Stockholders’ Representative shall receive no compensation for its services. Notices or communications to or from the Stockholders’ Representative shall constitute notice to or from the Company and each of the stockholders and Optionholders of Holdings.

(b) The Stockholders’ Representative shall not be liable for any act done or omitted hereunder as Stockholders’ Representative while acting in good faith and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The stockholders and Optionholders of Holdings shall severally indemnify the Stockholders’ Representative and hold it, its officers, directors, employees and agents harmless against any

Losses, Liability, or expense incurred without gross negligence or bad faith on the part of the Stockholders’ Representative and arising out of or in connection with the acceptance or administration of its duties hereunder.

(c) A decision, act, consent or instruction of the Stockholders’ Representative shall constitute a decision of all the stockholders and Optionholders of Holdings for whom Escrow Cash is otherwise payable to them is deposited in escrow and shall be final, binding, and conclusive upon each such stockholder and Optionholder, and the Parent may rely upon any decision, act, consent, or instruction of the Stockholders’ Representative as being the decision, act, consent or instruction of each and every such stockholder and Optionholder. The Stockholders’ Representative shall have the right to consent to the use of the Escrow Fund to settle any claims made hereunder.

(d) H.I.G. Call Center II, Inc. may resign as the Stockholders’ Representative and appoint a successor Stockholders’ Representative in its sole discretion at any time by giving five days’ prior written notice of such resignation to the Parent, which notice shall include the name of the successor Stockholders’ Representative. Such successor Stockholders’ Representative shall become the Stockholders’ Representative and H.I.G. Call Center II, Inc. shall be discharged from its duties hereunder upon the resignation date specified in such notice.

2.10 Purchase Price Adjustment.

(a) Pre-Closing Adjustments. At least three (3) Business Days prior to the Closing Date, the chief financial officer of the Company shall prepare and deliver to the Parent an estimated balance sheet and an estimated calculation of the Closing Date Working Capital for the Company as of the Closing Date, prepared in accordance with GAAP utilizing the same GAAP methodology and assumptions as was used in preparing the Financial Statements (the “Estimated Closing Date Balance Sheet”). If the Estimated Closing Date Balance Sheet shows a Working Capital Shortfall, the Purchase Price shall be reduced by the aggregate amount of such Working Capital Shortfall. If the Estimated Closing Date Balance Sheet shows a Working Capital Surplus, the Purchase Price shall be increased by the aggregate amount of such Working Capital Surplus.

(b) Post-Closing Adjustments. Within sixty (60) days following the Closing Date, the Parent shall cause the Surviving Company to prepare and deliver to the Stockholders’ Representative an unaudited balance sheet for the Company (the “Closing Date Balance Sheet”) and a calculation of the Closing Date Working Capital as of the close of business on the Closing Date, which shall be prepared by the Surviving Company in accordance with GAAP utilizing the same GAAP methodology and assumptions as was used in preparing the Estimated Closing Date Balance Sheet (to the extent consistent with those used in preparing the Financial Statements). The Parent shall, and shall use commercially reasonable efforts to cause the Surviving Company’s accountants to, provide the Stockholders’ Representative with reasonable access to all books, records, work papers and other documents and data as was used to prepare the Closing Date Balance Sheet. The Stockholders’ Representative shall have the right to dispute the Closing Date Balance Sheet (and any items therein) and the Closing Date Working Capital calculations and make any proposed adjustments thereto as provided in Section 2.10(c) hereof.

(i) If it is determined (A) there is a Working Capital Surplus based on the Closing Date Balance Sheet less than the estimated Working Capital Surplus calculated under Section 2.10(a) (the “Surplus Shortfall”), or (B) there is a Working Capital Shortfall based on the Closing Date Balance Sheet, either (I) in excess of the estimated Working Capital Shortfall calculated under Section 2.10(a) or (II) if there was an estimated Working Capital Surplus calculated under Section 2.10(a), the Stockholders’ Representative shall pay to the Surviving Company on the Settlement Date from the Working Capital Holdback either (1) the Surplus Shortfall, (2) in the case of Section 2.10(b)(i)(B)(I), the excess Working Capital Shortfall, or (3) in the case of Section 2.10(b)(i)(B)(II), the Working Capital Shortfall plus any estimated Working Capital Surplus added to the Purchase Price pursuant to Section 2.10(a) hereof.

(ii) If it is determined (A) there is a Working Capital Shortfall based on the Closing Date Balance Sheet less than the estimated Working Capital Shortfall calculated under Section 2.10(a) (the “Shortfall Underage”), or (B) there is a Working Capital Surplus based on the Closing Date Balance Sheet either (I) in excess of the estimated Working Capital Surplus calculated under Section 2.10(a) or (II) if there was an estimated Working Capital Shortfall calculated under Section 2.10(a), the Parent shall pay to the Stockholders’ Representative (to be distributed to Holdings’ stockholders and the Optionholders immediately prior to the Effective Time on a Pro Rata Basis) either (1) the Shortfall Underage, (2) in the case of Section 2.10(b)(ii)(B)(I), the excess Working Capital Surplus, or (3) in the case of Section 2.10(b)(ii)(B)(II), the Working Capital Surplus plus any estimated Working Capital Shortfall deducted from the Purchase Price pursuant to Section 2.10(a) hereof.

(iii) In the event any amount due to a party under this Section 2.10 is not paid on the Settlement Date, the payor shall pay interest on such amounts at a rate of ten percent (10%) per annum, which shall accrue from the Closing Date to the date of actual payment.

All amounts paid by the Stockholders’ Representative to the stockholders and Optionholders of Holdings pursuant to this Section 2.10(b) shall be paid on a Pro Rata Basis.

(c) Dispute Resolution Procedures. The Stockholders’ Representative shall have until thirty (30) days after the delivery of the Closing Date Working Capital calculation, to review such calculation and propose any adjustments thereto. All adjustments proposed by the Stockholders’ Representative shall be set out in detail in a written statement delivered to the Parent (the “Adjustment Statement”) and shall be incorporated into the Closing Date Balance Sheet, unless the Parent shall object in writing to such proposed adjustments (the proposed adjustment or adjustments to which the Parent objects are referred to herein as the “Contested Adjustments” and the Parent’s objection notice is referred to herein as the “Contested Adjustment Notice”) within ten (10) days of delivery by the Stockholders’ Representative to the Parent of the Adjustment Statement. If the Parent delivers a Contested Adjustment Notice to the Stockholders’ Representative, the Parent and the Stockholders’ Representative shall attempt in good faith to resolve their dispute regarding the Contested Adjustments, but if a final resolution thereof is not obtained within ten (10) business days after the Parent delivers to the Stockholders’ Representative such Contested Adjustment Notice, either the Parent or the Stockholders’ Representative may retain for the benefit of all the parties hereto Deloitte & Touche LLP, or if unable or unwilling to serve, another nationally recognized Independent accounting firm acceptable to both the Stockholders’ Representative and the Parent (the “Independent

Accountant”) to resolve any remaining disputes concerning the Contested Adjustments. If the Independent Accountant is retained, then the Stockholders’ Representative and the Parent shall each submit to the Independent Accountant in writing not later than fifteen (15) days after the Independent Accountant is retained their respective positions with respect to the Contested Adjustments, together with such supporting documentation as they deem necessary or as the Independent Accountant requests. The Independent Accountant shall not review or take into account any information that is not submitted within the fifteen (15) day deadline and shall only make a determination as to the Contested Adjustments and not other items on the Closing Date Balance Sheet. The Independent Accountant’s determination of the Contested Adjustments shall not be higher than the highest amounts or lower than the lowest amounts proposed by the Parent and the Stockholders’ Representative. The Independent Accountant shall, within thirty (30) days after receiving the positions of both the Stockholders’ Representative and the Parent and all supplementary supporting documentation requested by the Independent Accountant, but no later than sixty (60) days after being retained, render its decision as to the Contested Adjustments, which decision shall be final and binding on, and nonappealable by, the Stockholders’ Representative and the Parent. The fees and expenses of the Independent Accountant shall be paid by the party whose estimate of the Contested Adjustments is furthest from the Independent Accountant’s calculation of the Contested Adjustments. The decision of the Independent Accountant shall also include a certificate of the Independent Accountant setting forth the final Closing Date Working Capital calculation (the “Settlement Amount Certificate”). The Closing Date Balance Sheet shall be deemed to include all proposed adjustments not disputed by the Parent and those adjustments accepted or made by the decision of the Independent Accountant in resolving the Contested Adjustments.

(d) Settlement. There shall be a “Settlement Date” after the calculation of the Closing Date Working Capital which shall mean the following, as applicable:

(i) If the Stockholders’ Representative accepts the Closing Date Working Capital calculation, three (3) Business Days after the Stockholders’ Representative notifies the Parent.

(ii) If the Stockholders’ Representative has not timely delivered an Adjustment Statement to the Parent, thirty five (35) days after the date the Stockholders’ Representative receives the Closing Date Working Capital calculation;

(iii) If the Stockholders’ Representative has timely delivered an Adjustment Statement and the Parent has not timely delivered a Contested Adjustment Notice, fifteen (15) days after the date the Parent receives the Adjustment Statement;

(iv) If the Stockholders’ Representative and the Parent have any disputes regarding Contested Adjustments and they resolve those disputes in writing, three (3) Business Days after such resolution;

(v) Three (3) Business Days after the Independent Accountant delivers the Settlement Amount Certificate, if applicable; or

(vi) Such other date as shall be agreed between the Stockholders’ Representative and the Parent.

If the Surviving Company is owed any amount pursuant to Section 2.10(b)(i) and such amount exceeds the amount paid by the Stockholders’ Representative to the Surviving Company from the Working Capital Holdback, the Parent shall have the right to collect such amount from the Escrow Fund.

2.11 Closing. Unless this Agreement shall have been terminated and the transactions contemplated hereby shall have been abandoned pursuant to Article X, and subject to the satisfaction or waiver of all of the conditions set forth in Article III, the closing of the Merger (the “Closing”) shall take place at 10:00 A.M. at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts, as soon as practicable, but in any event, within three (3) Business Days after the last of the conditions set forth in Article III is satisfied or waived, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions, or at such other date, time or place as the parties hereto shall agree in writing. Such date is herein referred to as the “Closing Date.”

2.12 Further Assurances. At and after the Effective Time, the officers of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of Holdings or the Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Holdings or the Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

2.13 No Liability. Notwithstanding anything to the contrary in this Agreement, none of the Parent, the Surviving Company or any other party hereto shall be liable for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which any Merger consideration payable to the holder of such Certificate pursuant to this Article II would otherwise escheat to or become the property of any Governmental Entity), any such Merger consideration shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

2.14 Withholding Rights; Deductions from Consideration. Each of the Surviving Company and the Parent shall be entitled to deduct and withhold any Taxes it is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law from (i) any payment to any employee of the Company under this Agreement or any other related agreement or with respect to the exercise or settlement of any Options, or (ii) payment to any other Person with respect to the Merger. To the extent that amounts are so withheld or deducted by the Surviving Company or the Parent, as the case may be, such withheld amounts (to the extent paid over to the proper taxing authority) shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding were made by the Surviving Company or the Parent, as the case may be.

ARTICLE III

CONDITIONS TO CLOSING

3.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each of the Parent, the Merger Subsidiary and the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) No Injunctions or Restraints, Illegality. (i) No Governmental Agency or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits the consummation of the Merger or any of the other transactions contemplated in this Agreement and (ii) no Governmental Agency shall have instituted any Proceeding (which remains pending at what would otherwise be the Closing Date) before any United States court or other Governmental Agency of competent jurisdiction seeking to enjoin, restrain or otherwise prohibit consummation of the transactions contemplated by this Agreement;

(b) Parent Stockholder Approval. The Parent shall have obtained from its stockholders in accordance with the DGCL, and the holders of a majority of the IPO Shares, approval of this Agreement, the Merger and the transactions contemplated hereby; and the holders of 30% or more of the IPO Shares shall not have voted against the Merger and exercised their conversion rights under the Parent Charter to convert their shares of the Parent Common Stock into a Conversion Payment from the Trust Fund;

(c) HSR Act. All applicable waiting periods under the HSR Act shall have expired without qualification from the Federal Trade Commission or Department of Justice.

Any condition specified in this Section 3.1 may be waived by the Company or the Parent, as applicable; provided, however, that no such waiver will be effective unless it is set forth in a writing executed by the party waiving the condition.

3.2 Additional Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions on or before the Closing Date:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Parent and the Merger Subsidiary, as amended or supplemented pursuant to Section 8.12, (A) that are qualified by materiality or Material Adverse Effect shall be true and correct in all respects as of the Closing Date (except that those representations and warranties that are made as of a specific date shall be true and correct as of such date), and (B) that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects as of the Closing Date (except that those representations and warranties that are made as of a specific date shall be true and correct in all material respects as of such date) and (ii) the Parent shall not have experienced a Material Adverse Effect that has not been waived by the Company pursuant to Section 8.12;

(b) Performance of Obligations of the Parent and the Merger Subsidiary. The Parent and the Merger Subsidiary shall have each performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement prior to the Closing;

(c) Deliverables.

(i) Purchase Price. The Parent shall have delivered the Purchase Price, other than the Escrow Cash, to the stockholders of Holdings and the Optionholders, subject to the Parent’s right to withhold a portion of the Purchase Price from a holder of Shares or Optionholder pursuant to Sections 2.7 and 2.14 hereof.

(ii) Escrow. The Parent shall have executed the Escrow Agreement and deposited with the Escrow Agent the Escrow Cash.

(iii) Officers’ Certificates. The Parent shall have delivered to the Company a certificate from an officer of the Parent in substantially the form of Exhibit 3.2(c)(iii) hereto, dated as of the Closing Date, stating that the applicable preconditions specified in Section 3.2(a) and (b) hereof have been satisfied;

(iv) Secretary’s Certificates. The Company shall have received a duly executed certificate from the Secretary of each of the Parent and the Merger Subsidiary substantially in the form of Exhibit 3.2(c)(iv) hereto;

(v) Required Consents. The Parent shall have delivered copies of all consents, approvals, releases from and filings with, Governmental Agencies and third parties set forth on Schedule 6.4 hereto; and

(d) Form of Deliverables. The form and substance of all certificates, instruments, opinions or other documents delivered by or on behalf of the Parent or the Merger Subsidiary to the Company or the Stockholders’ Representative under this Agreement shall be satisfactory in all reasonable respects to the Stockholders’ Representative, the Company, and their counsel.

Any condition specified in this Section 3.2 may be waived by the Company; provided, however, that no such waiver will be effective unless it is set forth in a writing executed by the Company.

3.3 Additional Conditions to the Obligations of the Parent and the Merger Subsidiary. The obligations of the Parent and the Merger Subsidiary to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions on or before the Closing Date:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company, as amended or supplemented pursuant to Section 8.12, (A) that are qualified by materiality or Material Adverse Effect shall be true and correct in all respects as of the Closing Date (except that those representations and warranties that are made as of a specific date shall be true and correct as of such date), and (B) that are not qualified by materiality or Material Adverse Effect are true and correct in all material respects as of the Closing Date as though then made (except that those representations and warranties that are made as of a specific date shall be true and correct in all material respects as of such date); and (ii) the Company shall not have experienced a Material Adverse Effect that has not been waived by the Parent pursuant to Section 8.12;

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement prior to the Closing;

(c) Deliverables.

(i) Officer’s Certificate. The Company shall have delivered to the Parent a certificate from an officer of the Company in substantially the form of Exhibit 3.3(c)(i) hereto, dated as of the Closing Date, stating that the applicable preconditions specified in Section 3.3(a) and (b) hereof have been satisfied;

(ii) Secretary’s Certificate. The Parent shall have received a duly executed certificate from the Secretary of the Company substantially in the form of Exhibit 3.3(c)(ii) hereto, which shall include the amount of the Company’s capital expenditures for the period beginning July 1, 2008 and ending on the Closing Date;

(iii) Required Consents. The Company shall have delivered to the Parent copies of all consents, approvals and releases from, and filings with, Governmental Agencies and third parties set forth on Schedule 5.4 hereto;

(iv) Escrow. The Stockholders Representative and the Company shall have executed and delivered to the Parent the Escrow Agreement;

(v) Closing Fee Statement. The Company shall have delivered to the Parent the Closing Fee Statement;

(vi) Resignations. The Company shall have delivered to the Parent the resignations of all directors of the Company and such directors of its Subsidiaries as Parent designates in writing at least five (5) Business Days prior to the Closing Date, effective as of the Effective Time; and

(vii) FIRPTA. The Company shall have delivered to the Parent a notice that the shares of Holdings Common Stock are not “U.S. real property interests” in accordance with Treasury Regulations under Sections 897 and 1445 of the Code, together with evidence reasonably satisfactory to the Parent that the Company had provided notice to the Internal Revenue Service in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations. If the Parent does not receive the notice described above prior to the Closing Date this condition shall be deemed to be satisfied, but each of the Surviving Company and the Parent shall be permitted to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code.

(d) Form of Deliverables. The form and substance of all certificates, instruments, opinions or other documents delivered by or on behalf of the Stockholders’ Representative or the Company to the Parent under this Agreement shall be satisfactory in all reasonable respects to the Parent and its counsel.

Any condition specified in this Section 3.3 may be waived by the Parent; provided, however, that no such waiver shall be effective unless it is set forth in a writing executed by the Parent.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1 Conduct of Business of the Company Pending the Merger. The Company covenants and agrees that, during the period from the date of the Prior Agreement to the Effective Time and except as otherwise agreed to in writing by the Parent or as expressly contemplated by this Agreement, the business of the Company shall be conducted only in, and the Company shall not take any action except in, the ordinary course of business and in a manner consistent with past practice and in compliance with applicable Laws; and the Company shall pay its debts and Taxes when due or properly accrue therefor, shall pay or perform other material obligations when due and, except as expressly contemplated by this Agreement, shall use its commercially reasonable efforts in a manner consistent with past practice to (i) preserve intact the business organization of the Company, (ii) keep available the services of its present officers and key employees, and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it, all with the goal of preserving unimpaired its goodwill and ongoing businesses at the Effective Time. By way of amplification and not limitation, without the prior written consent of the Parent (which shall not be unreasonably withheld or delayed), the Company shall not, between the date of this Agreement and the Effective Time, except as set forth on Schedule 4.1 hereto, directly or indirectly do, or commit to do, any of the following:

(a) Amend its certificate of incorporation, by-laws or equivalent organizational documents;

(b) Except for the issuance of Holdings Common Stock upon the exercise of Options outstanding on the date of the Prior Agreement, issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any Options, of the Company;

(c) Declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, other than a cash dividend with respect to Holdings Common Stock that would not result in Closing Date Working Capital that is less than $54,000,000 and provided that any such dividend is net of any Tax payable in respect of repatriating cash to pay such dividend;

(d) Materially amend the terms of any material Company Plan to make the terms of such plan more favorable to its participants or to increase any material benefit under such plan;

(e) Acquire (by merger, consolidation or acquisition of stock or assets) or execute a letter of intent to acquire, or allow to become “probable” as determined pursuant to SEC Regulation S-X, any acquisition of, any corporation, partnership or other business organization or division or line of business; provided that the Parent shall not unreasonably withhold its consent to the Company’s acquisition of any single site call center if such call center or acquisition (singly or in combination with other acquisitions) would not require additional financial statements pursuant to SEC Regulation S-X; provided further that the Parent shall be deemed to have consented to such acquisition if the Parent does not provide the Company written notice of its objection thereto within ten (10) days of the Company providing written notice to the Parent of its intent to acquire such site;

(f) Transfer, sell, lease, mortgage, or otherwise dispose of or subject to any Lien any of its Assets, including the capital stock of its Subsidiaries, except the granting of Permitted Liens, the sale of equipment and property no longer used in the operation of the Company’s business and in the ordinary course of business consistent with past practice;

(g) Except as may be required as a result of a change in Law or in generally accepted accounting or actuarial principles or as required by the SEC, make any adverse change to the accounting practices or principles or reserving practices or principles used by it;

(h) Adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company;

(i) Fail to use commercially reasonable efforts to maintain in full force and effect the existing insurance policies covering the Company or its properties, Assets and businesses or comparable replacement policies;

(j) Make any material new election or change any material election with respect to Taxes or settle or compromise any material federal, state, local or foreign Tax liability;

(k) Reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the Holdings Common Stock or its Options or other equity securities;

(l) (i) Assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, other than any Subsidiary of the Company, or (ii) make any loans, advances or capital contributions to, or investments in, any Person other than Subsidiaries of the Company in the ordinary course of business consistent with past practice;

(m) Except to the extent required under this Agreement or pursuant to applicable Law, increase the salary, compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of officers and employees of the Company in the ordinary course of business in accordance with past practice or their employment agreements in effect as of the date of the Prior Agreement, or grant any severance or termination pay not currently required to be paid under severance plans in effect as of the date of the Prior Agreement or enter into, or amend, any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of the Company, or establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, welfare, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees, except for any plan amendments to comply with Section 409A of the Code (provided that any such amendments shall not materially increase the cost of such plan to the Company), or hire any new employee at a rate of compensation that would exceed $250,000 in any year;

(n) Grant any license with respect to Proprietary Rights other than non-exclusive licenses granted in the ordinary course of business;

(o) Take any action or omit to take any action that would reasonably be expected to cause any material Proprietary Rights used or held for use in its business to become invalidated, abandoned or dedicated to the public domain;

(p) Enter into any transaction with, or enter into any agreement, arrangement, or understanding with any of the Company’s Affiliates that would result in a Liability or obligation to the Surviving Company after the Closing;

(q) Close any facility or office; provided that the Parent shall not unreasonably withhold its consent to such action; provided further that the Parent shall be deemed to have consented to such action if the Parent does not provide the Company written notice of its objection thereto within ten (10) days of the Company providing written notice to the Parent of its intent to take such action;

(r) Create, incur or assume, any Indebtedness (other than under current credit facilities as in effect on the date hereof and under capital leases in the ordinary course of business) that would not be terminable at or prior to the Effective Time;

(s) Reduce the amount of Indebtedness available under that certain Third Amended and Restated Credit, Term Loan and Security Agreement, dated as of May 2006, as amended through the date hereof (excluding the effect of the elimination of the HIG guaranty);

(t) Commence any lawsuit, claim or proceeding (other than the Retained Litigation) with an amount in controversy in excess of $1,000,000;

(u) Increase compensation to any employee earning an annual salary in excess of $175,000 (other than increases in the ordinary course of business that are less than 5% of such employee’s annual salary);

(v) Commit or make capital expenditures that would be due and payable after the Closing Date that are more than $500,000 per fiscal quarter in excess of the Company’s budgeted amounts for such quarter as set forth in the Budget;

(w) Commit to provide or make India Earnout Payments, in the aggregate, in excess of the amount set forth in Item 6 of Schedule 4.1 of the Company Disclosure Schedule; or

(x) Take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described in Sections 4.1(a) through 4.1(w) hereof or any action which would result in any of the conditions set forth in Article III not being satisfied or would materially delay the Closing.

4.2 Conduct of Business of the Parent Pending the Merger. The Parent covenants and agrees that, during the period from the date of the Prior Agreement to the Effective Time and except as otherwise agreed to in writing by the Company or as expressly contemplated by this Agreement, the Parent shall not except as set forth on Schedule 4.2 hereto, directly or indirectly:

(a) Amend the Parent Charter, by-laws or equivalent organizational documents (except to authorize additional shares of Common Stock at the Closing, provide for the perpetual existence of the Parent and change the name of the Parent);

(b) Except for the issuance of Options under any of its stock option plans or Parent Common Stock upon the exercise of Options, issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any Options, of the Parent, except as contemplated by the Preferred Stock Purchase Agreement;

(c) Except for Conversion Payments to stockholders properly perfecting their rights to receive Conversion Payments and less than 30% of the IPO Shares, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(d) Acquire (by merger, consolidation or acquisition of stock or assets), or submit or execute a letter of intent to acquire, or allow to become “probable” as determined pursuant to SEC Regulation S-X, any acquisition of, any corporation, partnership or other business organization or division or line of business;

(e) Modify its current investment policies or investment practices in any material respect except to accommodate changes in applicable Law or consummate the Merger;

(f) Transfer, sell, lease, mortgage, or otherwise dispose of or subject to any Lien (except Permitted Liens) any of its assets other than in the ordinary course of business consistent with past practice;

(g) Adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Parent or Merger Subsidiary;

(h) Reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, or Options, except that Parent may commence a tender offer in accordance with Rule 13e-4 of the Exchange Act to purchase from its stockholders up to 20,625,001 outstanding shares of Parent Common Stock;

(i) Assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice;

(j) Enter into any transaction with, or enter into any agreement, arrangement, or understanding with any of the Parent’s Affiliates; or

(k) Take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described in Sections 4.2 (a) through 4.2 (j) hereof or any action which would result in any of the conditions set forth in Article III not being satisfied or would materially delay the Closing.

4.3 Operational Matters. From the date of the Prior Agreement until the Effective Time, at the reasonable request of the Parent, senior management of the Company shall (a) confer on a periodic basis with the Parent, (b) report monthly to the Parent on operational matters and (c) provide the Parent and its accountants, legal counsel, and other representatives copies of internal monthly financial statements prepared by the Company within thirty (30) days after the end of each calendar month. The Company shall file or furnish all reports, communications, announcements, publications and other documents required to be filed or furnished by it with all Governmental Agencies between the date of the Prior Agreement and the Effective Time. In addition to the foregoing, the Company shall use its commercially reasonable efforts to provide to the Parent the 2007 Financial Statements prior to March 31, 2008 and the Company’s unaudited financial statements as reviewed by Ernst & Young LLP for the first quarter of fiscal 2008 prior to June 13, 2008, or as soon as possible thereafter in the event that such financial statements are not delivered by June 13, 2008, and shall promptly provide to the Parent such other information as reasonably required by the Parent for inclusion in the Proxy Statement; provided, that if the Company has used its commercially reasonable efforts to provide the 2007 Financial Statements or the unaudited financial statements for fiscal 2008, the Company’s failure to meet such deadline shall only result in the deferral of the dates set forth in the definition of “Purchase Price,” the August 9, 2008 date set forth in Section 10.1(c)(ii) and the October 1, 2008 date set forth in Section 10.1(d). The Company shall (to the extent any report, communication, announcement, publication or other document contains any statement relating to this Agreement or the Merger, and to the extent permitted by Law) consult with the Parent for a reasonable time before filing or furnishing any such report, communication, announcement, publication or other document and mutually agree upon any such statement and deliver to the Parent copies of all such reports, communications, announcements, publications and other documents promptly after the same are filed or furnished. Nothing contained in this Agreement shall give the Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, each of the Company and the Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective businesses and operations.

4.4 Affiliate Contracts. Holdings shall terminate all Contracts between Holdings on the one hand, and the stockholders of Holdings and their Affiliates on the other hand, on or prior to the Closing Date, with no further liability or obligation to the Company other than amounts paid as Company Transaction Fees.

4.5 Preservation of Records; Audit Assistance. Until the earlier of a period of seven (7) years after the Closing Date or such other period required by applicable Law, the Surviving Company shall preserve and retain, all corporate, accounting, legal, auditing, Tax, human resources and other books and records of the Company (including any documents relating to any governmental or non-governmental Proceedings) (collectively the “Company Records”) relating to the conduct of the business and operations of the Company prior to the Closing Date and shall promptly make all such books and records available to the Stockholders’ Representative upon reasonable request. During such period, none of the Parent nor the Surviving Company shall destroy or dispose of or allow the destruction or disposition of any Company Records, without first having offered in writing to deliver such Company Records to the Stockholders’ Representative. The Parent and the Surviving Company (and their Affiliates) shall be entitled to dispose of the Company Records if the Stockholders’ Representative shall fail to request copies of such Company Records within ninety (90) days after receipt of the notice described in the preceding sentence.

ARTICLE V

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

The Company hereby represents and warrants to the Parent and the Merger Subsidiary that the statements contained in this Article V are true and correct as of the date of the Prior Agreement except as set forth in the disclosure schedules delivered by the Company to the Parent and the Merger Subsidiary (the “Company Disclosure Schedules”). The Company Disclosure Schedules were initially as of the date of the Prior Agreement, except where any schedule specifically purports to be as of a different date in which case such schedule shall be as of the date on the schedule. The Company Disclosure Schedules may be updated pursuant to Section 8.12 hereof, and shall be updated as of the Closing Date. The Company Disclosure Schedule shall be arranged and cross-referenced to specific sections in this Article V and shall provide exceptions to, or otherwise qualify in reasonable detail, only the specific corresponding section in this Article V, unless otherwise reasonably apparent that it applies to other sections.

5.1 Organization and Power; Investments. Each of Holdings and its Subsidiaries is a corporation or company duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization. Holdings and its Subsidiaries are each qualified to do business as foreign entities and are in good standing in the jurisdictions listed on Schedule 5.1(a) hereto, which jurisdictions constitute all of the jurisdictions in which the ownership of properties or the conduct of the Business requires Holdings or its Subsidiaries to be so qualified except where the failure to be qualified would not result in a Material Adverse Effect. Holdings and its Subsidiaries have all requisite corporate power and authority to own their assets and carry on their business as now conducted. Holdings has all requisite corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby and to perform its obligations hereunder and thereunder. The certificate of incorporation and by-laws or other constituent documents, as applicable, of Holdings and its Subsidiaries, which have previously been furnished to the Parent, reflect all amendments thereto and are correct and complete in all respects. Except as set forth on Schedule 5.1(b) hereto, Holdings has no Subsidiaries and neither Holdings nor its Subsidiaries own or control (directly or indirectly) any partnership interest, joint venture interest, equity participation or other security or interest in any Person.

5.2 Authorization. The execution, delivery and performance by Holdings of this Agreement, the other agreements contemplated hereby and each of the transactions contemplated hereby or thereby have been duly and validly authorized by Holdings and no other act or proceeding on the part of Holdings, its boards of directors or stockholders (other than Holdings’ stockholders approval to be delivered on the date hereof) is necessary to authorize the execution, delivery or performance by Holdings of this Agreement or any other agreement contemplated hereby or the consummation of any of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Holdings and this Agreement constitutes, and the other agreements contemplated hereby upon execution and delivery by Holdings will each constitute, a valid and binding obligation of Holdings, enforceable against Holdings in accordance with its terms except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors rights and by general equitable principles.

5.3 Capitalization. Schedule 5.3 hereto accurately sets forth the authorized and outstanding equity of Holdings and its Subsidiaries and the name and number of shares held by each stockholder thereof. All of the issued and outstanding shares of Holdings and its Subsidiaries have been duly authorized, are validly issued, fully paid and nonassessable and none were issued in violation of the preemptive rights of any Person. No other class of capital stock of Holdings or its Subsidiaries is authorized or outstanding. Except as set forth on Schedule 5.3 hereto, there are no outstanding or authorized Options, rights, Contracts, Liens, calls, puts, rights to subscribe, conversion rights or other commitments to which Holdings or its Subsidiaries is a party or which is binding upon Holdings or its Subsidiaries providing for the issuance, disposition or acquisition of any of its equity or any rights or interests exercisable therefor. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to Holdings or its Subsidiaries. Each stockholder of Holdings has agreed, pursuant to Section 3(a) of the Amended and Restated Stockholders’ Agreement, dated as of September 30, 2004, (a) to vote for, consent to and raise no objections to, and not bring a claim against nor contest the Merger or the other transactions contemplated hereby and (b) to waive dissenters rights, appraisal rights and similar rights in connection with the Merger.

5.4 No Breach. Except as set forth on Schedule 5.4 hereto and filings under the HSR Act, the execution, delivery and performance by Holdings of this Agreement and the other agreements contemplated hereby and the consummation of each of the transactions contemplated hereby or thereby will not (a) violate, result in any breach of, constitute a default under, result in the termination or acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under the certificate of incorporation or by-laws or other constituent documents of Holdings or its Subsidiaries, any material Law, any material Order or any Material Contract to which Holdings or its Subsidiaries or their respective Assets is bound; (b) result in the creation or imposition of any Lien (other than a Permitted Lien) upon any Assets or any of the equity interests of Holdings or its Subsidiaries; or (c) require any authorization, consent, approval, exemption or other action by or notice to any Governmental Agency or other Person under the provisions of any material Law, material Order or any Material Contract by which Holdings or its Subsidiaries or any of their respective Assets is bound.

5.5 Financial Statements.

(a) True and complete copies of (i) the audited consolidated balance sheets of the Company as of December 31, 2005 and 2006 and, the statements of operations, changes in stockholders’ equity and changes in cash flows of the Company for the years then ended, together with all related notes and schedules thereto (the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company as of September 30, 2007, and the related statements of operations and changes in cash flows for the nine month period ended September 30, 2007 (the “Unaudited Financial Statements”), are attached hereto as Schedule 5.5(a). As soon as practicable after the Company’s financial statements for the year ended December 31, 2007 have been audited (the “2007 Financial Statements” and together with the Audited Financial Statements and Unaudited Financial Statements, the “Financial Statements”), the Company shall deliver the 2007 Financial Statements to the Parent. The Financial Statements were, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of Unaudited Financial Statements, as permitted by GAAP) and each presents or will present, fairly, in all material respects, the financial position of the Company as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (except that the Unaudited Financial Statements do not have notes and are subject to year-end adjustments). The Financial Statements were, or will be, prepared from the books and records of the Company and do not, or will not, include the business or operations of any other Person. No Person has guaranteed any obligations of, or provided any financial accommodation to, the Company, except as set forth in the Financial Statements.

(b) The Company does not have any Liabilities required to be disclosed in a balance sheet or notes thereto pursuant to GAAP, except for Liabilities (i) recorded or reserved against in the balance sheet referenced in Section 5.5(a)(ii), (ii) incurred in the ordinary course of business, consistent with past practice, since September 30, 2007, or (iii) disclosed on Schedule 5.5(b) hereto.

5.6 Absence of Certain Developments. Except as set forth on Schedule 5.6 hereto, since September 30, 2007, the Company has conducted its business only in the ordinary course of business consistent with past custom and practice and has not:

(a) Suffered a Material Adverse Effect;

(b) Sold, leased, assigned, licensed or transferred any material portion of its Assets (other than non-exclusive licenses of Assets in the ordinary course of business and sales of obsolete or worn out assets in the ordinary course of business) or mortgaged, pledged or subjected them to any Lien, except for Permitted Liens;

(c) Made any material capital expenditures or commitments therefor in excess of $2,000,000 in excess of the 2008 budgeted amounts disclosed in the Company’s business plans provided to the Parent and attached as Schedule 5.6(c) hereto;

(d) Created, incurred or assumed any Indebtedness or guaranteed any Indebtedness of any Person, other than capital leases or pursuant to the credit facilities described in the Financial Statements;

(e) Declared, set aside or paid any dividend or distribution of cash or other property to any stockholder of Holdings with respect to its equity or purchased, or redeemed or otherwise acquired any of its equity or any Options, other than dividends paid to Holdings by its Subsidiaries, net of any withholding Taxes required to be withheld with respect to such dividends;

(f) Declared, set aside or paid any salary or compensation to any director or executive employee outside the ordinary course of business consistent with past custom and practice;

(g) Declared, set aside or paid any amounts to any of the Company’s Affiliates outside the ordinary course of business consistent with past practice;

(h) Amended or authorized the amendment of its certificate of incorporation or by-laws or other constituent documents;

(i) Entered into a Material Contract other than in the ordinary course of business consistent with past practice, or received any notice from a material customer, supplier or other Person having a material relationship with the Company indicating that such customer, supplier or other Person intends to terminate or materially change its relationship in the aggregate with the Company; or

(j) Committed or agreed to any of the foregoing.

5.7 Title to Assets. Except for leased Personal Property and Proprietary Rights licensed from third parties, the Company has good and valid title, free and clear of all Liens, other than Permitted Liens, to all of the personal, tangible and intangible Personal Property and Assets used in the Business, including, without limitation, the assets shown on the Financial Statements. None of the Permitted Liens materially interfere with the ordinary conduct of the Business or materially detract from the use, occupancy, value or marketability of title of the Assets subject thereto. None of the Assets belonging to the Company will be subject to a Contract of sale or lease by the Company on the Closing Date except in the ordinary course of business consistent with past custom and practice.

5.8 Contracts and Commitments.

(a) Schedule 5.8(a) hereto lists all of the following Contracts of the Company which were in effect as of the date of the Prior Agreement (the “Material Contracts”):

(i) Contracts which involve commitments to make capital expenditures or which provide for the purchase of goods or services by the Company from any one Person under which the undelivered balance of such products or services has a purchase price in excess of Five Hundred Thousand Dollars ($500,000);

(ii) Contracts which provide for the sale of products or services by the Company that involve revenues in excess of Five Million Dollars ($5,000,000) for the year ended December 31, 2007;

(iii) Contracts relating to the borrowing of money by the Company, to the granting by the Company of a Lien on any of its Assets, or any guaranty by the Company of any obligation or Liability in any case involving a Liability in excess of One Million Dollars ($1,000,000);

(iv) Contracts with dealers, distributors, brokers or external sales representatives which are likely to involve annual payments in excess of One Hundred Thousand Dollars ($100,000);

(v) Contracts pursuant to which the Company is a lessor or a lessee of any property, Personal Property or real property, or holds or operates any tangible Personal Property owned by another Person, except for any leases of personal property under which the aggregate annual rent or lease payments do not exceed Five Hundred Thousand Dollars ($500,000);

(vi) Contracts for the use, license or sublicense of any material Proprietary Rights owned or licensed by the Company or otherwise used in the Business (other than any license of off the shelf or otherwise generally available software or Proprietary Rights owned by the Company’s customers and licensed to the Company in connection with a customer Contract);

(vii) any power of attorney (whether revocable or irrevocable) given to any Person by the Company;

(viii) Contracts requiring the Company not to compete in any business or in any geographical area (other than customer Contracts that (A) restrict the Company from servicing a competitor of such customer from the same site, or portion thereof, or (B) Contracts through which the Company provides its services through an intermediary and is prohibited from soliciting or providing services to the end user during the Contract term and for no more than two (2) years thereafter);

(ix) any partnership, joint venture or other similar arrangements;

(x) any employment agreements, severance agreements, bonus agreements and non-competition agreements with employees of the Company involving annual salaries in excess of $150,000;

(xi) any Contract with any officer, director, shareholder or any of their respective Affiliates except for employment or option agreements with its officers set forth on Schedule 5.8(a)(x) hereto; and

(xii) any other Contract of the Company which is material to the operation of the Business.

(b) Except as disclosed on the attached Schedule 5.8(b) hereto: (i) the Company has not materially breached or cancelled any Material Contract; (ii) to the Company’s Knowledge, none of the Company’s Material Contracts have been breached in any material respect or canceled by the other party which have not been duly cured or reinstated; and (iii) no event has occurred which with the passage of time or the giving of notice or both would result in a material breach or default by the Company under any Material Contract or create in any other Person the right to accelerate, suspend, terminate, modify, cancel or exercise any other material right under any Material Contract. To the Company’s Knowledge, each Material Contract is valid, binding and in full force and effect and enforceable in accordance with its terms. Except as disclosed on Schedule 5.8(b) hereto, all of the Material Contracts are either terminable at will or on not more than ninety (90) days advance notice by the Company and in either case without penalty.

(c) The Company has made available to the Parent true, correct and complete copies of all of the Material Contracts together with all amendments or waivers thereof.

(d) To the Company’s Knowledge, each of the Company’s Contracts have been entered into without the commission of any act by or on behalf of the Company, alone or in concert with any other Person, or any consideration having been paid or promised, that, in either case, is or would be in material violation of any Law.

(e) Except as disclosed on Schedule 5.8(e) hereto, the Company has obtained all consents from third parties required under the Material Contracts which are necessary to consummate the transactions contemplated hereby. Except as disclosed on Schedule 5.8(e) hereto, the consummation of the transactions contemplated by this Agreement will not result in the termination or breach of any of the Material Contracts.

5.9 Affiliate Transactions. Except as set forth on Schedule 5.9 hereto, no stockholder of the Company and no executive officer or director of the Company, nor, to the Company’s Knowledge, any Affiliate thereof or any member of their respective family, has any direct or indirect interest in any customer, supplier or competitor of the Company or in any business, firm or Person from whom or to whom the Company leases any Asset, or in any other business, firm or Person with whom the Parent or the Company does business (other than the record or beneficial ownership of five percent (5%) or less of the outstanding publicly traded equity of any company). The Company has no outstanding loans to any officer, director or stockholder of the Company, any of their Affiliates or any member of their respective family, other than short term travel advances made in the ordinary course of business.

5.10 Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement to be filed with the SEC by the Parent in connection with the Merger, or any of the amendments or supplements thereto (as defined below) will, at the time such documents are filed with the SEC, or at any time they are amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Company will be deemed to have provided only the information set forth on Schedule 5.10 hereto.

5.11 Proceedings. Except as set forth on Schedule 5.11 hereto, there are no material Proceedings pending or, to the Knowledge of the Company, threatened against the Company, or any of its Assets and to the Company’s Knowledge, there is no basis for any material Proceeding against the Company or any of its Assets. The Company is not subject to any Order of any Governmental Agency.

5.12 Compliance with Laws. Except as set forth on Schedule 5.12 hereto, the Company is in compliance in all material respects with all applicable Laws and Orders. No written notice has been received by the Company alleging a material violation of any applicable Law or Order. To the Company’s Knowledge, since December 31, 2006, there has been no change in any applicable Laws that would have a Material Adverse Effect.

5.13 Environmental Matters. Except as set forth on Schedule 5.13 hereto, the Company is in compliance in all material respects with all Environmental Laws. Except as set forth on Schedule 5.13, the Company has not received any written notice regarding any, and to the Company’s Knowledge, there has been no, violation of, or any Liability or investigatory, corrective or remedial obligation under, any Environmental Law with respect to the past or current operations, properties or facilities of the Company or its Subsidiaries, except as would not have a Material Adverse Effect. The Company has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any Hazardous Substance in a manner which has given rise to any Liabilities or investigatory, corrective or remedial obligations pursuant to Environmental Laws. Except as set forth on Schedule 5.13, to the Company’s Knowledge, (a)

there has been no disposal, burial or placement of Hazardous Substances on or about the Leased Real Property; (b) the Company has not, nor has any other Person used all or part of the Leased Real Property or any lands contiguous to the Leased Real Property in violation of any Environmental Laws; (c) there is no contamination, pollution or danger of pollution resulting from a condition on or under the Leased Real Property, or on or under any lands in the vicinity of the Leased Real Property; (d) there are no storage tanks on or under the Leased Real Property; (e) environmental conditions associated with the Leased Real Property are in material compliance with all Environmental Laws; and (f) the Company has made available to the Parent all material information in the Company’s possession relating to the environmental condition of the Leased Real Property. Except as set forth on Schedule 5.13, the Company has not received any written notice indicating any concerns about existing environmental conditions which could affect the Leased Real Property or suggesting they might look to the Company for contribution to clean up such condition. The Company has not waived, altered or amended any rights of Holdings under Article 7 of that certain Stock Purchase Agreement, dated as of March 7, 2004, by and among, Solectron Corporation, Stream International, Inc., Stream New York, Stream International (Bermuda) Ltd., Solectron Global Services Italy S.R.L. and Call Center Holdings, Inc. that relate to the indemnification of environmental liabilities.

5.14 Tax Matters. Except as set forth on Schedule 5.14 hereto:

(a) The Company has timely filed all material Returns that it was required to file and all such Returns were true, correct and complete in all material respects. The Company has never been a member of a group of corporations that files (or has been required to file) a consolidated Return for federal income Taxes or a member of an Affiliated Group other than a group of which Holdings is the common parent. The Company has paid all Taxes that were due and payable. The unpaid Taxes of the Company for Tax periods through September 30, 2007 do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the unaudited consolidated balance sheet of the Company as of such date and all unpaid Taxes of the Company for all Tax periods commencing after September 30, 2007 arose in the ordinary course of business. The Company does not have any liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person other than the Company.

(b) The Company has complied with all Laws relating to the withholding of Taxes required to be paid or withheld by the Company in all material respects and has, within the manner prescribed by applicable Law, withheld from its employees, customers and any applicable payees and paid over to the proper Governmental Agencies all material amounts required to be withheld and paid over.

(c) The Company has provided the Parent with or otherwise made available to the Parent complete and correct copies of (i) all income Tax Returns of the Company relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, and (ii) all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of the Company relating to Taxes for all taxable periods for which the statute of limitations has not yet expired.

(d) The Company has not waived any statute of limitations or otherwise agreed to any extension of time with respect to an assessment or collection of material Taxes which is still effective; no Proceedings with the Internal Revenue Service or a state, local or foreign taxing authority are presently pending with regard to Taxes of the Company; the Company has not received written notice of any impending audit relating to the material Taxes of the Company which has not yet commenced; and no deficiency for any material Taxes required to be paid by the Company has been proposed, asserted or assessed against the Company in writing which has not been resolved and paid in full. To the Knowledge of the Company, it has not been informed by (and the Company has received no written notice from) any jurisdiction that the jurisdiction believes that the Company was required to file any return that was not filed.

(e) The Company is not a party to any Tax allocation or Tax sharing agreement.

(f) There are no adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax laws) that are required to be taken into account by the Company in any period ending after the Closing Date by reason of a change in method of accounting in any taxable period ending on or before the Closing Date.

(g) The Company has not distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of the Company been distributed, in a transaction to which Section 355 of the Code applies (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(h) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax law), in each case, existing as of the Closing Date (ii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date, (iii) installment sale or other open transaction disposition made on or prior to the Closing Date or (iv) prepaid amount received on or prior to the Closing Date.

(i) The Company has not engaged in any “listed transaction” for purposes of Treasury Regulation sections 1.6011-4(b)(2) or 301.6111-2(b)(2) or any analogous provision of state or local law.

5.15 Proprietary Rights.

(a) Except as set forth on Schedule 5.15(a) hereto, the Company is the owner of, or has the right to use all material Proprietary Rights (other than “off the shelf” software and Proprietary Rights provided by the Company’s customers in connection with a customer Contract)

used in the operation of the Business as presently conducted. Each item of Proprietary Rights will be owned or available for use by the Company on identical terms and conditions immediately subsequent to the Effective Time.

(b) To the Knowledge of the Company, except as disclosed in Schedule 5.15(b) hereto, the Company has not interfered with, infringed upon, or misappropriated, any Proprietary Rights of any Person, and there are no unresolved outstanding written charges, complaints, claims, demands, or notices alleging any such interference, infringement, misappropriation, or violation (including any claim that Company must license, or refrain from using, any Proprietary Rights of any Person). To the Knowledge of the Company, except as disclosed on Schedule 5.15(b) hereto, no Person has interfered with, infringed upon, or misappropriated, any Proprietary Rights owned or exclusively used by the Company in the Business. Schedule 5.15(b) hereto lists all Proceedings pending or, to the Knowledge of the Company, threatened, which challenge the validity, legality, enforceability, use or ownership of any Proprietary Rights owned or used by the Company in the Business. Schedule 5.15(b) hereto also lists all written charges, complaints, claims, demands, or notices received by the Company alleging any interference, infringement, misappropriation, or violation of Proprietary Rights of any Person (including any claim that the Company must license, or refrain from using, any Proprietary Rights of any Person) since January 1, 2006.

(c) Schedule 5.15(c) hereto identifies: (i) each patent, trademark registration and copyright registration which has been issued to the Company; and (ii) each pending patent application, trademark registration application and copyright registration application which has been made by or on behalf of the Company with respect to any Proprietary Rights. The Company has made available to the Parent correct and complete copies of all such registrations and applications (as amended to date or otherwise modified and in effect) and all other written documentation evidencing ownership and prosecution (if applicable) of each such item. Schedule 5.15(c) hereto also identifies all trade names, unregistered trademarks and servicemarks used by the Company in the Business. With respect to each of the foregoing items of Proprietary Rights:

(i) except as disclosed on Schedule 5.15(c)(i) hereto, the Company possesses all right, title and interest in and to the item, free and clear of any Lien other than Permitted Liens;

(ii) the item is not subject to any outstanding Order; and

(iii) except as disclosed in Schedule 5.15(c)(iii) hereto, the Company has not agreed to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to the item.

(d) Schedule 5.15(d) hereto identifies (i) each material item of Proprietary Rights that the Company exploits pursuant to a license, sublicense or other Contract and (ii) each material item of Proprietary Rights that the Company licenses or sublicenses to any third Person or otherwise allows any third Person to use. The Company has made available to the Parent correct and complete copies of all such licenses, sublicenses, Contract and permissions (as amended to date or otherwise modified and in effect). With respect to each of the foregoing items of Proprietary Rights:

(i) the license, sublicense, Contract, or permission covering the item is legal, valid, binding, enforceable and in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors rights and by general equitable principles;

(ii) to the Knowledge of the Company, no party to the license, sublicense, Contract or permission is in material breach or default and no event has occurred which with notice or lapse of time would constitute a material breach or default or permit termination, modification or acceleration thereunder; and

(iii) to the Knowledge of the Company, no party to the license, sublicense, agreement or permission has repudiated any provision thereof.

(e) Neither the execution, delivery and performance of this Agreement by the Company nor the consummation of the Merger will: (i) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any material Proprietary Rights owned by or licensed to the Company; (ii) result in the grant of any rights to any Company Proprietary Rights; or (iii) materially impair the right of the Company to use, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, or dispose of any Company Proprietary Rights or portion thereof. Except as set forth on Schedule 5.15(e) hereto, there are no royalties, honoraria, fees or other payments payable by the Company to any third person (other than salaries payable to employees and independent contractors not contingent on or related to use of their work product) as a result of the use, license-in, manufacture, sale, offering for sale, copying, distribution, or disposition of any Company Proprietary Rights by the Company and none shall become payable as a result of the consummation of the Merger.

(f) Except as specifically disclosed in Schedule 5.15(f) hereto, to the Knowledge of the Company, the Company has not (i) incorporated open source code into, or combined open source code with, any software it distributes; (ii) distributed open source code in conjunction with any other software developed or distributed by the Company; or (iii) used open source code that creates, or purports to create, obligations for the Company with respect to the software distributed by the Company or grant, or purport to grant, to any third party, any rights or immunities under Proprietary Rights (including, but not limited to, using any open source code that requires, as a condition of use or distribution of such open source code, that other software incorporated into, derived from or distributed with such open source code be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works, or (C) redistributable at no charge or minimal charge).

(g) To the Company’s Knowledge, neither the Company nor any employee, contractor, or agent of the Company has licensed, distributed or disclosed the source code for any material software used by the Company or other material confidential information constituting, embodied in or pertaining to such software to any Person, and the Company has taken all commercially reasonable physical and electronic security measures to prevent disclosure of such the same.

5.16 Brokerage. Except as set forth on Schedule 5.16 hereto, there are no claims for brokerage commissions, finders fees or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of the Company, the Stockholders’ Representative or any stockholder of Holdings.

5.17 Real Property Leases.

(a) Leased Real Property. Schedule 5.17(a) hereto sets forth the address of each Leased Real Property facility of the Company. The Company does not own any fee interest in any real property. With respect to the Leased Real Property, except as set forth on Schedule 5.17(a) hereto: (i) the Leases are legal, valid, binding and enforceable against the Company except as may be limited by bankruptcy, insolvency, moratorium, or other similar loss affecting creditors’ rights and by general equitable principles, and are in full force and effect in all material respects and have not been amended, assigned, supplemented, or modified in writing or otherwise in any material respect; (ii) the transactions contemplated hereby do not require the consent of any other Person and will not result in a material breach of or default under the Leases or permit the termination, modification or exercise of any right under the Leases; and (iii) the Company is not in material breach or default under the Leases and no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute such a material breach or default or permit the termination, modification or acceleration of rent under such Leases. There are no other Contracts between the landlord or sublandlord under the Leases and the Company under the Leases concerning the space rented under the Leases. Except as set forth on Schedule 5.17(a) hereto, the Company has not subleased any of the Leased Real Property to any Person.

(b) Landlords. To the Knowledge of the Company, all material conditions and agreements under the Leases to be satisfied or performed by each landlord or sublandlord under the Leases have been satisfied and performed in all material respects. To the Knowledge of the Company, there are no material uncured defaults on the part of each landlord or sublandlord under the Leases. The Company has not sent any notice of default under the Leases to any landlord or sublandlord under the Leases, and to the Knowledge of the Company, there are no events which have occurred that, with the giving of notice or the passage of time or both, would result in a default by any landlord or sublandlord under the Leases

(c) Linn Ventures Consulting Agreement. Except as set forth on the Closing Date Balance Sheet, after the Closing Date, the Company will not have any payment obligations to Linn Consulting relating to its Mumbai South, India facility.

5.18 Governmental Licenses and Permits. Schedule 5.18 hereto contains a complete listing of all material Governmental Licenses held or used by the Company in the conduct of the Business. The Company owns or possesses all right, title and interest in and to all material Governmental Licenses that are necessary to own and operate the Business as presently conducted. Each such Governmental License has been duly obtained, is valid and in full force and effect and is not subject to any Proceeding to revoke, cancel, modify, limit, restrict or declare such Governmental License invalid. The Company is in material compliance with the terms and conditions of such Governmental Licenses and has not received any written notices of the violation of any of the terms or conditions of such Governmental Licenses. The consummation of the transactions contemplated hereby will not, and no event has occurred or circumstance exists that may (with or without the giving of notice or the passage of time or both or otherwise) (i) constitute or result, directly or indirectly in a material violation of or a failure to comply with any term or requirement of any material Governmental License, or (ii) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental License. All applications required to have been filed for the continued validity or renewal of any Governmental License have been duly filed on a timely basis with the appropriate Governmental Agency or other Person, and all other filings required to have been made with respect to the Governmental License have been duly made on a timely basis with the appropriate Governmental Agency or other Person, except, in each case, as would not have a Material Adverse Effect.

5.19 Employees. The Company is in compliance in all material respects with all applicable Laws relating to the terms and conditions of employment or termination of employees, former employees or prospective employees or other labor related matters. Except as set forth on Schedule 5.19 hereto, there are no material administrative charges or court complaints pending or, to the Company’s Knowledge, threatened against the Company before the U.S. Equal Employment Opportunity Commission or any federal, foreign, state or local court or agency concerning alleged employment discrimination or any other matters relating to the employment of labor and to the Company’s Knowledge, there is no basis for any administrative charge or court complaint. Except as set forth on Schedule 5.19 hereto, the Company has not experienced any union organization attempts, labor disputes or work stoppage or slowdowns due to labor disagreements since December 31, 2005. There is no labor strike, dispute, work stoppage or slowdown involving twenty-five (25) or more of the employees of the Company pending or, to the Company’s Knowledge, threatened. Except as set forth on Schedule 5.19 hereto, the Company is not a party to any labor or union agreement. Since December 31, 2006, the Company has not effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act of 1988 or effectuate any similar triggering event under any other applicable Law (collectively, “WARN”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or (ii) a “mass layoff” (as defined in WARN) affecting any site of employment or facility of the Company or any of its Subsidiaries. The Company is not a party to, or otherwise bound by, any consent decrees with, or material citation by, any Governmental Agency relating to its current or former employees, officers or directors or employment practices.

5.20 Employee Benefit Plans.

(a) Schedule 5.20(a) hereto contains a complete list of each benefit plan in which current or former employees of the Company participates, or which the Company maintains, or to which the Company contributes or has any obligation to contribute, or with respect to which the Company is reasonably expected to have any material Liability (such plans, policies, programs and arrangements, shall be referred to herein collectively as the “Company Plans”). No such Company Plan subject to ERISA is funded with securities of the Company.

(b) The Company has provided the Parent with true and complete copies of: (i) all documents embodying each Company Plan, including all amendments thereto and related trust agreements, if any; (ii) the most recent annual actuarial valuations and annual and periodic accounting, if any, prepared for each Company Plan; (iii) the most recently filed annual report (Form 5500), if any, for each Company Plan; (iv) with respect to each Company Plan that is subject to foreign Laws, the most recent material reports required to be filed with any

Governmental Agency; (v) the most recent summary plan description and summary of material modifications, if any, required under ERISA or similar foreign Law for each Company Plan; (vi) the current employee handbooks; and (vii) the most recent reports regarding the satisfaction of the nondiscrimination requirements of Sections 410(b), 401(k) and 401(m) of the Code.

(c) The Company does not, nor does any other Person that is or that has been a member of a controlled group or any other similar arrangement that would be combined with the Company under Code Section(s) 414(b), (c), (m) or (o), participate in or contribute to and has not participated in or contributed to any multiemployer plan (as defined in Section 3(37) of ERISA) or any plan subject to Title IV of ERISA or the minimum funding requirements of Code Section 412.

(d) No Company Plan provides post-termination health, accident or life insurance benefits, other than group health benefits required to be provided to former employees, their spouses and other dependents under Code Section 4980B or Part 6 of Subtitle B of Title I of ERISA or applicable similar state Law (“COBRA”) or foreign Law. No Company Plan is funded by, associated with or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Company Plan holds securities issued by the Company, any of the Company’s Subsidiaries or any of their ERISA Affiliates.

(e) No Company Plan is subject to Title IV of ERISA or the minimum funding requirements of Code Section 412.

(f) There is no pending or, to the Company’s Knowledge, threatened Proceeding (other than routine claims for benefits) by or on behalf of any Company Plan or any trusts which are associated with such Company Plans. To the Company’s Knowledge, no Company Plans are under audit or investigation by the Internal Revenue Service, the Department of Labor, the PBGC or any other Governmental Agency.

(g) The requirements of COBRA and of Code Section 9801, et. seq., and any applicable state Laws have been met in all material respects with respect to each Company Plan that is subject to such applicable provisions.

(h) To the Company’s Knowledge to the extent due and payable, all material contributions (including all employer contributions and employee salary reduction contributions) and all material premiums or other such payments have been paid to each Company Plan for any period ending on or before the Effective Time. All contributions, premiums and other payments which are not yet due have been accrued on the financial statements in accordance with GAAP and consistent with past practice.

(i) Except as disclosed on Schedule 5.20(i) hereto, the completion of the transactions contemplated by this Agreement will not result, separately or in the aggregate, in the payment of any amount that will be: (A) non-deductible to Holdings or the Surviving Company under Code Section 280G; (B) characterized as an “excess parachute payment” within the meaning of Code Section 280G(b)(1); or (C) subject to the excise tax under Code Section 4999. Schedule 5.20(i) hereto discloses each: (i) agreement with any stockholder, director, officer or other key employee of the Company earning an annual salary in excess of $150,000 (1) the benefits of which are contingent, or the terms of which are materially altered, upon the consummation of the transactions contemplated by this Agreement, (2) providing any term of employment or compensation guarantee or (3) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; and (ii) agreement or plan binding the Company and relating to any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, severance benefit plan or other plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Schedule 5.20(i) hereto discloses each Company Plan binding the Company, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, severance benefit plan or other plan, any of the benefits of which will be materially increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement.

(j) Since January 1, 2005, the Company has operated and administered all Company Plans that are nonqualified deferred compensation plans (as defined under Code Section 409A) in good faith and in material compliance with the requirements of Code Section 409A and the rules, regulations and guidance issued thereunder. To the Company’s Knowledge, no employee of the Company will have compensation includable in his or her gross compensation as a result of the application of Code Section 409A.

(k) The Company Plans have been maintained, funded and administered in accordance with their terms in all material respects and comply in form and in application in all material respects with the applicable requirements of ERISA, the Code and applicable foreign Laws.

(l) All of the Company Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the Internal Revenue Service to the effect that such Company Plans are qualified and the plans and trusts related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, to the Company’s Knowledge, no such determination letter has been revoked and revocation has not been threatened, and no such Company Plan has been amended or operated since the date of its most recent determination letter or application therefore in any material respect, and no act or omission has occurred, that would adversely affect its qualification. With respect to each Company Plan that is subject to foreign Laws, each such Company Plan that is intended to qualify for favorable Tax benefits under such foreign Laws is so qualified and, to the Company’s Knowledge, no condition exists and no event has occurred that would adversely affect such status or would be expected to give rise to any material Tax or penalty.

(m) Each Company Plan is amendable and terminable unilaterally by the Holdings or any of its Subsidiaries which are a party thereto or covered thereby at any time without liability to the Company as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto).

5.21 Insurance.

(a) Schedule 5.21 hereto lists each material insurance policy (including policies providing property, liability, life and worker’s compensation coverage and bond and surety arrangements) to which the Company is a party. True and correct copies of each such policy have been made available to the Parent.

(b) To the Company’s Knowledge, each of the above listed policies are legal, valid, binding, enforceable and in full force and effect. Prior to the Closing Date, the Company will not cancel or allow to expire any such policies unless replaced with other comparable insurance. The Company, and to the Company’s Knowledge, any other party to the policies, is not in material breach or material default of the terms of the policies (including with respect to the payment of premiums or the giving of notices), and to the Company’s Knowledge, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification or acceleration, under the policy; and to the Company’s Knowledge, no party to the policies has repudiated any provision thereof.

(c) The Company has provided the Parent with claims histories for the past three (3) years under all business insurance policies held by the Company or its Subsidiaries involving claims in excess of $25,000 and said histories are true and accurate in all material respects.

5.22 Information Regarding Directors and Officers. Schedule 5.22 hereto sets forth the name of each director and executive officer of Holdings and/or its Subsidiaries and the offices held by each such Person.

5.23 Books and Records. The books of account, minute books, stock record books and other records of the Company, all of which have been made available to the Parent prior to the date hereof and will be delivered to the Parent at or prior to Closing, are complete and correct in all material respects. Those books and records not delivered to the Parent at the Closing are, and will be at the Closing, located at the Company’s facilities. The minute books of the Company contain substantially accurate and complete records of all meetings held of, and corporate actions taken by the stockholders, the board of directors or any committee of the board of directors.

5.24 Condition of Assets. The Assets comprise all of the material assets necessary to own and operate the Business as conducted as of the date of the Prior Agreement. The Personal Property, taken as a whole, is in good operating condition and repair (normal wear and tear excepted).

5.25 Accounts Receivable. As of the Closing Date, all accounts receivable of the Company represent valid obligations arising from sales actually made in the ordinary course of business, subject to the reserves set forth in the Company’s books and records, which have been established in accordance with past practice. To the Knowledge of the Company, the accounts are not subject to defenses, counterclaims or set-off.

5.26 Inventory. The Company does not record Inventory on its financial statements in connection with the Business as presently conducted.

5.27 Confidentiality Agreement. The Company and its Affiliates and their representatives that are subject to the terms of that certain confidentiality agreement, dated as of November 14, 2007, by and among the Company and its Affiliates and the Parent (the “Confidentiality Agreement”) have complied in all material respects with the terms of the Confidentiality Agreement.

5.28 Investigation; No Additional Representations. The Company and its Affiliates acknowledge that neither the Parent nor the Merger Subsidiary has made, nor shall either be deemed to have made, any representation or warranty, express or implied, with respect to itself, its business or the transactions contemplated by this Agreement, other than those explicitly set forth in Article VI and Article VII of this Agreement.

5.29 Full Disclosure. None of the representations and warranties made by the Company in this Agreement, as modified by the Company Disclosure Schedule, contain, as brought down by the officer’s certificate delivered pursuant to Section 3.3(c)(i) hereof, or will contain, any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein in light of the circumstances in which they were made, not misleading as of the date to which it speaks.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE PARENT

The Parent hereby represents and warrants to the Company that the statements contained in this Article VI are true and correct as of the date of the Prior Agreement except as set forth in the disclosure schedules delivered by the Parent to the Company (the “Parent Disclosure Schedule”). The Parent Disclosure Schedule was initially as of the date of the Prior Agreement, except where any schedule specifically purports to be as of a different date in which case such schedule shall be as of the date on the schedule. The Parent Disclosure Schedules may be updated pursuant to Section 8.12 hereof, and shall be updated as of the Closing Date. The Parent Disclosure Schedule shall be arranged and cross-referenced to specific sections in this Article VI and shall provide exceptions to, or otherwise qualify in reasonable detail, only the specific corresponding section in this Article VI, unless otherwise reasonably apparent that it applies to other sections.

6.1 Organization and Power; Investments. The Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Parent is qualified to do business as a foreign entity and is in good standing in the jurisdictions listed on the attached Schedule 6.1(a) hereto, which jurisdictions constitute all of the jurisdictions in which the ownership of its properties or the conduct of its business requires it to be so qualified except where the failure to be qualified would not result in a Material Adverse Effect. The Parent has all requisite corporate power and authority to own its assets and carry on its business as now conducted. The Parent has all requisite corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby and to perform its obligations hereunder and thereunder. The Parent Charter and the by-laws of the Parent are in the form of Exhibit 6.1 hereto and reflect all amendments thereto (including the certificate of designation for the Preferred Stock) and are correct and complete in all respects. Except for the Merger Subsidiary, the Parent has no Subsidiaries and does not own or control (directly or indirectly) any partnership interest, joint venture interest, equity participation or other security or interest in any Person.

6.2 Authorization.

(a) The execution, delivery and performance by the Parent of this Agreement, the Redemption Agreement, the Preferred Stock Purchase Agreement and the other agreements contemplated hereby will be, upon approval of the Parent’s stockholders, duly and validly authorized by all requisite corporate action on the part of the Parent, and, other than the approval of the Parent’s stockholders, no other corporate act or proceeding on the part of the Parent or its board of directors is necessary to authorize the execution, delivery or performance of this Agreement, the Redemption Agreement, the Preferred Stock Purchase Agreement or any other agreement contemplated hereby or the consummation of any of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by the Parent and this Agreement constitutes, and the other agreements contemplated hereby upon execution and delivery by the Parent will each constitute, a valid and binding obligation of the Parent, enforceable against the Parent in accordance with their terms except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights and by general equitable principles.

(b) The Board of Directors of the Parent (including any required committee or subgroup of the board of directors of the Parent) has, unanimously (a) declared the advisability of the Merger and approved this Agreement and the transactions contemplated hereby, (b) determined that the Merger is in the best interests of the stockholders of the Parent, and (c) determined that the fair market value of the Company is equal to at least 80% of the Parent’s net assets and there have been no changes to such resolutions. The only approvals of the Parent’s stockholders required to consummate the transactions contemplated by this Agreement are (i) the affirmative vote by the Parent’s stockholders holding a majority of the IPO Shares, and (ii) no more than 9,374,999 IPO Shares seeking Conversion Payments.

6.3 Capitalization.

(a) The authorized capital stock of the Parent as of the date hereof consists of (a) 119,000,000 shares of common stock, par value $.001 per share, 31,250,000 of which shares were issued in the initial public offering completed pursuant to the Prospectus (the “IPO”) and are outstanding on the date hereof and 7,812,500 shares of which were issued to certain officers, directors and Affiliates of the Parent and are outstanding on the date hereof, and (b) 1,000,000 shares of preferred stock $0.001 par value, none of which are outstanding on the date hereof, but 150,000 of which will designated as Series A Convertible Preferred Stock and will be reserved for issuance pursuant to the Preferred Stock Purchase Agreement. All issued and outstanding shares of the capital stock of the Parent are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to (or has been issued in violation of) preemptive rights. As of the date of the Prior Agreement, there are (i) warrants with an exercise price of $6.00 per share to purchase up to 31,250,000 shares of Parent Common Stock (the “IPO Warrants”) issued in the IPO; (ii) Options to purchase 1,562,500 Parent Units with an exercise price of $9.60 per Unit (except that the exercise price of the warrants underlying such Parent Units equals $7.20 per share Parent Common Stock) (the “Underwriter Options”); and (iii) 7,500,000 outstanding warrants with an exercise price of $6.00 per share to purchase up to 7,500,000 shares of the Parent Common Stock issued to certain officers, directors and Affiliates of the Parent (the “Affiliate Warrants” and together with the IPO Warrants, the “Parent Warrants”). Except as described in this Section 6.3 and set forth on Schedule 6.3(a) hereto, there are no other issued or outstanding shares of capital stock as of the date hereof or Options to acquire capital stock or securities convertible or exchangeable into shares of capital stock of the Parent. All outstanding shares of Parent Common Stock, all of the outstanding Parent Warrants, and all of the Underwriter Options have been issued and granted in compliance with (x) all applicable securities laws and, in all material respects, other applicable Laws, and (y) all requirements set forth in any applicable Parent Contract. The Parent has delivered to the Company complete and correct copies of the Parent Warrants and Underwriter Options, including all documents relating thereto.

(b) The holders of all of the Underwriter Options have agreed to sell all of the Underwriter Options back to the Parent for $100 pursuant to the Redemption Agreement, a true and complete copy of which is attached hereto as Exhibit 6.3(b). Ares Corporate Opportunities Fund II, L.P. has entered into the Preferred Stock Purchase Agreement with the Parent, a true and complete copy of which is attached hereto as Exhibit 6.3(c). The holders of all of the Affiliate Warrants have entered into the Warrant Purchase Agreement, a true and complete copy of which is attached hereto as Exhibit 6.3(d). The Redemption Agreement, the Preferred Stock Purchase Agreement and the Warrant Purchase Agreement have been duly and validly authorized by the parties thereto and no other act or proceeding on the part of any of the parties thereto is necessary to authorize the execution, delivery and performance by any party thereto or any other agreement contemplated thereby or the consummation of any of the transactions contemplated thereby, except for the consummation of the Merger and the approval by the Parent’s Stockholders of the issuance of the Preferred Stock. The Redemption Agreement, the Preferred Stock Purchase Agreement and the Warrant Purchase Agreement each constitutes a valid and binding obligation of the parties thereto, enforceable against each of the parties thereto in accordance with its terms except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights and by general equitable principles. Neither the Redemption Agreement, the Preferred Stock Purchase Agreement, nor the Warrant Purchase Agreement may be amended or modified in any way (whether by side agreement, amendments or otherwise, orally or in writing) without the prior written consent of the Company, which shall not be unreasonably withheld, unless such amendment or modification is not reasonably likely to impact the Parent’s ability to consummate the transactions contemplated thereby and represents the entire understanding of the parties thereto and there have been no waivers of any of the terms, conditions or obligations therein. Immediately after the Merger, the Parent will have (a) redeemed all of the Underwriter Options and no Underwriter Options will be issued or outstanding and (b) issued 150,000 shares of Preferred Stock to the purchasers named in the Preferred Stock Purchase Agreement for at least $150 million in cash for the purpose of funding the Parent’s obligations under the Tender Offer. The representations and warranties set forth in this Section 6.3(b) shall be deemed to have been made as of the date hereof and not as of the date of the Prior Agreement.

6.4 No Breach. Except as set forth on Schedule 6.4 hereto and filings under the HSR Act and Exchange Act, the execution, delivery and performance by the Parent and the Merger Subsidiary of this Agreement and the other agreements contemplated hereby and the consummation of each of the transactions contemplated hereby or thereby will not (a) violate, result in any breach of, constitute a default under, result in the termination or acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under the certificate of incorporation or by-laws of the Parent or the Merger Subsidiary, any material Law, any material Order or any material Contract to which the Parent or the Merger Subsidiary or their respective assets is bound; (b) result in the creation or imposition of any Lien (other than a Permitted Lien) upon any assets or any of the equity interests of the Parent or the Merger Subsidiary; or (c) require any material authorization, consent, approval, exemption or other action by or notice to any Governmental Agency or other Person under the provisions of any material Law, material Order or any material Contract by which the Parent or the Merger Subsidiary or any of their respective assets is bound.

6.5 SEC Filings; Financial Statements.

(a) Parent has filed all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since June 9, 2006, and will continue to file the same through the Closing Date (the “Parent SEC Reports”). The Parent has made or will make available to the Company a correct and complete copy of each report, registration statement and definitive Proxy Statement filed by the Parent with the SEC. As of their respective dates, the Parent SEC Reports: (i) were prepared, or will be prepared, in accordance and comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not, or do not, at the time they were filed (and if amended or superseded by a filing, then on the date of such filing and as so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All of such Parent SEC Reports (including any financial statements included or incorporated by reference therein), as of their respective dates (and as of the date of any amendment to the respective Parent SEC Report), complied or comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

(b) Each of the financial statements (including the related notes) included in the Parent SEC Reports presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of the Parent as of the respective dates or for the respective periods set forth therein, all in conformity with Regulation S-X and GAAP, applied on a consistent basis throughout the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to normal and recurring adjustments that were not or are not expected to be material in amount, and lack footnote disclosure and all other rules and regulations promulgated by the SEC applicable to such financial statements. Each set of financial statements of the Parent (including, in each case, any related notes thereto) contained in the Parent SEC Reports, including each Parent SEC Report filed after the date hereof until the Closing, complied or will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q of the Exchange Act) and each fairly presents or will fairly present in all material respects the financial position of the Parent at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were, are or will be subject to normal adjustments which were not or are not expected to have a Material Adverse Effect on the Parent.

(c) The Parent does not have any Liabilities required to be disclosed in a balance sheet or the notes thereto pursuant to GAAP, except for Liabilities (i) recorded or reserved against in the financial statements contained in the Parent SEC Reports, (ii) incurred in the ordinary course of business consistent with past practice since September 30, 2007 or (iii) disclosed on Schedule 6.5(b) hereto.

(d) The Merger Subsidiary has no assets or properties of any kind, does not now conduct and has never conducted any business, and does not now have and will not have at the Closing any obligations or Liabilities of any nature whatsoever except such obligations and Liabilities, and the conduct of such business, as are imposed by, or required under, this Agreement.

(e) The Parent and the Merger Subsidiary will not be required to incur any Indebtedness to fund the Purchase Price, except for the assumption of the Company’s Indebtedness.

6.6 Absence of Certain Developments. Except as set forth on Schedule 6.6 hereto, since September 30, 2007, the Parent has conducted its business only in the ordinary course of business consistent with past custom and practice and has not:

(a) Suffered a Material Adverse Effect;

(b) Sold, leased, assigned, licensed or transferred any material portion of its assets (other than sales of inventory, in the ordinary course of business, or sales of obsolete assets) or mortgaged, pledged or subjected them to any Lien, except for Permitted Liens;

(c) Created, incurred or assumed any Indebtedness or guaranteed any Indebtedness of any Person, other than as set forth in the Parent SEC Reports;

(d) Declared, set aside or paid any dividend or distribution of cash or other property to any shareholder of the Parent with respect to its equity or purchased, or redeemed or otherwise acquired any of its equity or any warrants, options or other rights to acquire its equity;

(e) Declared, set aside or paid any salary or compensation to any director or executive employee outside the ordinary course of business consistent with past custom and practice;

(f) Declared, set aside or paid any amounts to any of the Parent’s Affiliates except as disclosed in the Parent SEC Reports;

(g) Amended or authorized the amendment of its certificate of incorporation or by-laws or other constituent documents; or

(h) Committed or agreed to any of the foregoing.

6.7 Title to Assets. Except as set forth on Schedule 6.7 hereto, the Parent does not own or lease any real or Personal Property. The Parent has good and valid title, free and clear of all Liens, other than Permitted Liens, to all of the personal, tangible and intangible personal property and assets used in its business, including, without limitation, the assets shown in the Parent SEC Reports. None of the Permitted Liens materially interfere with the ordinary conduct of the Parent’s business or materially detract from the use, occupancy, value or marketability of title of the assets subject thereto. None of the assets belonging to the Parent will be subject to a Contract of sale or lease by the Parent on the Closing Date.

6.8 Contracts and Commitments.

(a) Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement and Schedule 6.8 hereto, there are no Contracts, Liens, license, permit, franchise, purchase orders, sales orders or other understandings, commitments or obligations (including without limitation outstanding offers or proposals) of any kind, whether written or oral, to which the Parent is a party or by or to which any of the properties or assets of the Parent may be bound, subject or affected, which either (i) creates or imposes a Liability greater than $250,000, or (ii) may not be cancelled by the Parent on less than thirty (30) days’ or less prior notice (“Parent Contracts”). All Parent Contracts are set forth on Schedule 6.8 hereto, other than those that are exhibits to the Parent SEC Reports.

(b) Other than as set forth on Schedule 6.8 hereto, each Parent Contract was entered into at arms’ length and in the ordinary course, is in full force and effect and is valid and binding upon and enforceable against each of the parties thereto except as may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting creditors rights. Correct and complete copies of all Parent material Contracts (or written summaries in the case of oral Parent Contracts) and of all outstanding offers or proposals of the Parent for Contracts that would be Parent material Contracts have been heretofore delivered to the Company.

(c) Neither the Parent nor, to the Parent’s Knowledge, any other party thereto is in material breach or default of, and no event has occurred which with notice or lapse of time or both would become a material breach or default under, any Parent Contract, and no party to any Parent Contract has given any written notice of any claim of any such breach, default or event, which, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on the Parent. Each Contract to which the Parent is a party or by which it is bound that has not expired by its terms is in full force and effect, except where such failure to be in full force and effect is not reasonably likely to have a Material Adverse Effect on the Parent.

6.9 Affiliate Transactions. Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement, no employee, executive officer, director or stockholder of the Parent or a member of his or her immediate family has any Liability to the Parent nor does the Parent have any Liability (or is committed to make loans or extend or guarantee credit) to any of them, other than reimbursement for reasonable expenses incurred on behalf of the Parent. To the Parent’s Knowledge, none of such individuals has any direct or indirect ownership interest in any Person with whom the Parent is affiliated or with whom the Parent has a material contractual relationship, or any Person that competes with the Parent, except that each employee, stockholder, officer or director of the Parent and members of their respective immediate families may own less than 5% of the outstanding stock in publicly traded companies that may compete with the Parent. To the Parent’s Knowledge, no officer, director or stockholder or any member of their immediate families is, directly or indirectly, interested in any material contract with the Parent (other than such contracts as relate to any such individual ownership of capital stock or other securities of the Parent).

6.10 Proxy Statement. None of the information supplied or to be supplied by the Parent for inclusion or incorporation by reference in the Proxy Statement to be filed with the SEC by the Parent in connection with the Merger, or any of the amendments or supplements thereto (as defined below) will, at the time such documents are filed with the SEC, or at any time they are amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Such documents will each comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder.

6.11 Proceedings. Except as set forth in the Parent SEC Reports, or as would not have a Material Adverse Effect, there are no Proceedings pending or, to the Knowledge of the Parent, threatened against the Parent or the Merger Subsidiary, or any of their assets and to the Parent’s Knowledge, there is no basis for any Proceeding against the Parent or the Merger Subsidiary or any of its assets. The Parent or the Merger Subsidiary is not subject to any Order of any Governmental Agency.

6.12 Compliance with Laws. Except as set forth on Schedule 6.12 hereto, the Parent and the Merger Subsidiary are in compliance in all material respects, with all applicable Laws and Orders. No written notice has been received by the Parent or the Merger Subsidiary alleging a violation of, or Liability or potential responsibility under, any such Law or Order. To the Parent’s Knowledge, since its incorporation, there has been no change in any applicable Laws that would have a Material Adverse Effect and there is no impending change in any applicable Laws that would have a Material Adverse Effect.

6.13 Environmental Matters. The Parent has complied in all material respects with all applicable Environmental Laws. The Parent has not received any written notice, demand, letter, claim or request for information alleging that the Parent may be in violation of or liable under any Environmental Law. The Parent is not subject to any Orders, decrees, injunctions or other arrangements with any Governmental Agency or subject to any indemnity or other agreement with any third party relating to Liability under any Environmental Law.

6.14 Proprietary Rights. The Parent does not own, license or otherwise have any right, title or interest in any material Proprietary Rights.

6.15 Brokerage. Except as set forth on Schedule 6.15, there are no claims for brokerage commissions, finders fees or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of the Parent or the Merger Subsidiary.

6.16 Trust Fund.

(a) As of the date hereof and at the Closing Date, the Parent has or its Subsidiaries have and will have at least $245,000,000 (the “Trust Fund”), invested in U.S. government securities or in money market funds in a trust account at Banc of America LLC (the “Trust Account”), held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement between the Parent and the Trustee (the “Trust Agreement”). Upon consummation of the Merger and notice thereof to the Trustee, the Trust

Account will terminate and the Trustee shall thereupon be obligated to release as promptly as practicable to the Parent, its Subsidiaries or designees the Trust Fund held in the Trust Account, which Trust Fund will be (i) free of any Lien, Proceeding or Order whatsoever, after taking into account (A) the Conversion Payments (B) the deferred underwriters discount of up to $7,500,000 and any accrued and unpaid expenses and (ii) an amount at least equal to the Purchase Price.

(b) Effective as of the Effective Time, the obligations of the Parent to dissolve or liquidate within the specified time period contained in the Parent Charter will terminate, and effective as of the Effective Time the Parent shall have no obligation whatsoever to dissolve and liquidate the assets of the Parent by reason of the consummation of the Merger or the transactions contemplated thereby. Following the Effective Time, no Parent stockholder shall be entitled to receive any amount from the Trust Account except to the extent such stockholder votes against the approval of this Agreement and the transactions contemplated thereby and demands, contemporaneous with such vote, that Parent convert such stockholder’s IPO Shares into a Conversion Payment pursuant to the Parent Charter.

(c) The Parent has the ability and intention to pay the Purchase Price entirely from the Trust Fund and will not seek additional financing, whether debt or equity, to consummate the transactions contemplated by this Agreement.

6.17 Investment Company Act. The Parent is not, and will not be after the Effective Time, an “investment company” or a person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

6.18 Confidentiality Agreement. The Parent and its Affiliates and their representatives that are subject to the Confidentiality Agreement have complied in all material respects with the terms of the Confidentiality Agreement including, without limitation, the restrictions on contacting other potential acquirers of the Shares. The Parent has destroyed, and has caused its officers, directors, employees, agents and Affiliates to destroy, all “quarterly business reviews” of the Company provided to it (whether in electronic or printed form) prior to the date of the Prior Agreement, including deleting such information from the Parent’s electronic data systems.

6.19 Investigation; No Additional Representations; No Reliance, etc. The Parent and Merger Subsidiary acknowledge that the Company has not made nor shall it be deemed to have made any representation or warranty, express or implied, with respect to itself, the Business or the transactions contemplated by this Agreement, other than those explicitly set forth in Article V of this Agreement. The Parent and the Merger Subsidiary acknowledge and agree that (a) they have made their own inquiry and investigation into the Business and the Company, and (b) they have been, or pursuant to the terms of this Agreement, will be, furnished with, or given adequate access to such information about the Business and the Company as they have requested except as otherwise indicated herein.

6.20 Full Disclosure. None of the representations and warranties made by the Parent in this Agreement, as modified by the Parent Disclosure Schedule, contain, as brought down by an officer’s certificate delivered pursuant to Section 3.2(c)(iii) hereof, or will contain, any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein in light of the circumstances in which they were made, not misleading as of the date to which it speaks.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF MERGER SUBSIDIARY

As an inducement to the Company to enter into this Agreement, the Parent and the Merger Subsidiary represent and warrant to the Company and the Stockholders’ Representative as of the date of the Prior Agreement as follows:

7.1 Organization and Power; Reporting. The Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Merger Subsidiary is a direct, wholly-owned subsidiary of the Parent. The Merger Subsidiary has never been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

7.2 Authorization. The Merger Subsidiary has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Merger Subsidiary of this Agreement and the consummation by the Merger Subsidiary of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Merger Subsidiary. The Parent, in its capacity as sole stockholder of the Merger Subsidiary, will approve this Agreement on the date hereof and the other transactions contemplated hereby as required by the DGCL. This Agreement has been duly executed and delivered by the Merger Subsidiary and, assuming that this Agreement constitutes the valid and binding agreement of Company, constitutes a valid and binding agreement of the Merger Subsidiary, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

7.3 Non-Contravention. The execution, delivery and performance by the Merger Subsidiary of this Agreement and the consummation by the Merger Subsidiary of the transactions contemplated hereby do not and will not contravene or conflict with the certificate of incorporation or the by-laws of the Merger Subsidiary.

7.4 No Business Activities. The Merger Subsidiary is a newly-formed single purpose entity which has been formed solely for the purposes of the Merger and has not carried on, and prior to the Closing will not carry on, any business or engage in any activities other than those reasonably related to the Merger. The Merger Subsidiary has no Subsidiaries and does not own any equity, profit or voting interest in any Person or have any Contract to do the same.

ARTICLE VIII

ADDITIONAL AGREEMENTS

8.1 Preparation of Proxy Statement.

(a) As soon as practicable following the date of this Agreement, the Parent shall, with the cooperation of the Company, prepare and file with the SEC under the Exchange Act, and with all other applicable regulatory bodies, a third amendment to the Proxy Statement, provided that if the Parent is otherwise ready, willing and able to file the third amendment to the Proxy Statement or any subsequent amendment to the Proxy Statement but is delayed in doing so solely by the Company’s failure (whether or not in the Company’s control) after June 13, 2008 to provide the Company’s financial statements for the period ended March 31, 2008, the filing date shall be extended (x) one (1) Business Day for each day after June 13, 2008 that the Company is the sole cause of such delay plus (y) three (3) Business Days. The Proxy Statement shall:

(i) Request approval from the Parent’s stockholders of the Merger and this Agreement upon the terms set forth herein;

(ii) Include the Parent’s Board of Directors recommendation to vote for the Merger, subject to Section 8.1(e);

(iii) Include disclosure to the effect that Parent plans to consummate the Tender Offer before or shortly after the Closing; and

(iv) Request such other approvals as the parties may determine are necessary or desirable.

The third amendment to the Proxy Statement and any subsequent amendment to the Proxy Statement shall be filed in accordance with the Exchange Act, and each of Company and the Parent shall use its commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect thereto. The Parent shall use its reasonable best efforts to (1) prepare and file with the SEC the definitive Proxy Statement, (2) cause the definitive Proxy Statement, including any amendment or supplement thereto to be approved by the SEC, and (3) to cause the definitive Proxy Statement to be mailed to the Parent’s stockholders as promptly as practicable after the SEC has approved it. The Parent shall notify the Company promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and each of the Parent and the Company shall supply each other with copies of all correspondence between such or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger.

(b) The parties hereto shall use all commercially reasonable efforts to have the Proxy Statement approved by the SEC as promptly as practicable after the filing of the third amendment to such Proxy Statement. The Parent and its counsel shall obtain from the Company such information required to be included in the Proxy Statement and, after consultation with the Company and its counsel, respond promptly to any comments made by the SEC with respect to the Proxy Statement. The Parent shall allow the Company’s full participation in the preparation of the Proxy Statement and any amendment or supplement thereto and shall consult with the Company and its advisors concerning any comments from the SEC with respect thereto. The Company’s independent accountants shall assist the Parent and its counsel in preparing the Proxy Statement. The Company shall ensure that any information furnished by the Company to the Parent that is designated in writing by the Company for inclusion in the Proxy Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. The Company shall furnish the 2007 Financial Statements as soon as they become available (and in any event prior to March 31, 2008), and such unaudited financial statements as may be required under the rules and regulations of the SEC for inclusion in the Proxy Statement as soon as they become available (and in any event prior to the 135th day after the date of the financial statements already included in such proxy on file with the SEC). The Stockholders’ Representative shall make itself available to the Parent and its counsel in connection with the drafting of the Proxy Statement and responding in a timely manner to comments from the SEC. Prior to the filing of the Proxy Statement with the SEC and each amendment thereto, at the Parent’s request, the Stockholders’ Representative shall confirm in writing to the Parent and its counsel that it has reviewed the Proxy Statement (and each amendment thereto) and does not object to the Company information contained therein. Parent shall provide the Company and its counsel printer’s copies of all documents filed with the SEC on the same day that they are delivered to Parent and its counsel.

(c) If, prior to the Effective Time, any event occurs with respect to the Company, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company shall promptly notify the Parent of such event, and the Company and the Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the Parent’s stockholders.

(d) If, prior to the Effective Time, any event occurs with respect to the Parent or Merger Subsidiary, or any change occurs with respect to other information supplied by the Parent for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Parent shall promptly notify the Company of such event, and the Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the Parent’s stockholders.

(e) The Parent shall, promptly after the Proxy Statement is cleared by the SEC, take all action necessary to duly call, give notice of, convene and hold a special meeting of its stockholders in accordance with all applicable Law and the Parent Charter and by-laws (the “Parent Stockholders Meeting”) as soon as practicable after the Proxy Statement is cleared by the SEC. The Parent shall consult with the Company on the date for the Parent Stockholders Meeting. The Parent shall use its commercially reasonable efforts to cause the Proxy Statement to be mailed to the Parent’s stockholders as soon as practicable after the Proxy Statement is cleared but in any event, the Parent shall mail the Proxy Statement within three (3) business days after the SEC clears the Proxy Statement. The Parent shall, through its board of directors, recommend to its stockholders that they approve the Merger, this Agreement, and the transactions contemplated herein, unless the Parent’s board of directors reasonably concludes, upon consultation with its outside legal counsel, that the fiduciary duties of the board of directors under applicable law prohibit it from doing so, in which event the Company shall have the rights set forth in Section 10.1 hereof.

(f) The Parent shall comply with all applicable federal and state securities laws in all material respects with respect to the filing of the Proxy Statement.

8.2 Access to Information: Confidentiality.

(a) Upon reasonable notice, each party shall afford to the officers, employees, accountants, counsel, financial advisors and other representatives of the other party reasonable access during normal business hours, during the period prior to the Effective Time, to such of its properties, books, Contracts, commitments, records, officers and employees as the other party may reasonably require to obtain SEC approval of the Proxy Statement; provided that prior to the Closing, neither the Parent nor any of its officers, directors, Affiliates, or agents shall contact the Company’s customers or employees (other than Toni Portmann and Tom Andrus) without the prior written consent of the Company.

(b) Any confidentiality agreement previously executed by the parties shall be superseded in its entirety by the provisions of this Agreement. Each party agrees to maintain in confidence any non-public information received from the other party, and to use such non-public information only for purposes of consummating the transactions contemplated by this Agreement. Such confidentiality obligations will not apply to: (i) information which was known to the one party or its agents prior to receipt from the other party; (ii) information which is or becomes generally known to the public without the breach of any duty or obligation to the party asserting the confidential nature of such information; (iii) information acquired by a party or its agents from a third party who was not bound to an obligation of confidentiality; and (iv) disclosure required by Law or AMEX; provided, however, that while any such disclosure will not be a breach of this Agreement, the disclosed information shall continue to be confidential information for purposes of this Agreement unless one of the other exceptions noted above is applicable. The Company and the Parent may disclose such non-public information to advisors retained by either the Company or the Parent, provided that any party to whom such information is disclosed shall be bound by confidentiality obligations as least as restrictive as those set forth herein, which obligations shall be directly enforceable by the Company or the Parent, as appropriate, either as a party to such arrangements or as a third party beneficiary thereunder, and shall be specifically advised that the federal securities laws in the United States prohibit trading in securities of an issuer when in possession of material non-public information relating to such issuer. In the event this Agreement is terminated as provided in Article X hereof, each party (A) will return or cause to be returned to the other all documents and other material obtained from the other in connection with the Merger contemplated hereby, and (B) will use its reasonable best efforts to delete from its computer systems all documents and other material obtained from the other in connection with the Merger contemplated hereby. In the event this Agreement is terminated pursuant to its terms, the Parent shall not, and shall cause its Affiliates, employees, representatives and agents not to, use any information obtained by it or its representatives, agents, lenders and investors about the Company to, and the Parent and the Merger Subsidiary otherwise shall not (A) contact, solicit or employ any current employees of the Company identified to them by the Company (whether or not previously known by the Parent) for a period of eighteen (18) months following the termination of this Agreement, provided that the foregoing shall not prohibit the contact, solicitation or employment of such employees pursuant to any general public solicitation not directed specifically to such employees, (B) attempt to induce the Company’s clients or customers identified to them by the Company to reduce their business or services obtained from, or provided to, the Company, in any case, for the longer of six (6) months following the termination of this Agreement or twelve (12) months from the date hereof, or (c) disparage the Company, its senior management or its Affiliates, for a period of twelve (12) months from the date this Agreement is terminated.

8.3 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to prepare and file as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Agency in order to consummate the Merger and the other transactions contemplated by this Agreement. Upon the terms and subject to the conditions hereof, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions, to do, or cause to be done, all things reasonably necessary to satisfy the conditions to the Closing set forth herein and to consummate the Merger and the other transactions contemplated by this Agreement.

8.4 HSR Act. The Parent and the Company each prepared and filed the notification required of it under the HSR Act in connection with the transactions contemplated by this Agreement and shall promptly and in good faith respond to all information requested of it by the Federal Trade Commission and Department of Justice in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Agencies. The Parent and the Company shall (a) promptly inform the other of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Agency regarding the transactions contemplated by this Agreement, (b) give the other prompt notice of the commencement of any Proceeding by or before any Governmental Agency with respect to such transactions and (c) keep the other reasonably informed as to the status of any such Proceeding. Filing fees with respect to the notifications required under the HSR Act shall be paid by the Parent; provided that if the Closing occurs, the Company Transaction Fees shall be increased by one-half of such filing fees.

8.5 Notification of Certain Matters.

(a) The Company shall use commercially reasonable efforts to give prompt notice to the Parent, and the Parent shall use commercially reasonable efforts to give prompt notice to the Company, to the extent that either acquires Knowledge of (a) the occurrence or non-occurrence of any event which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate and (b) any failure of the Parent, the Merger Subsidiary or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. Except as set forth in Section 8.12, none of these disclosures shall be deemed to affect any representation or warranty hereunder.

(b) The Company shall provide the Parent written notice within ten (10) Business Days after the occurrence of any of the following:

(i) the payment or entry into any commitment or transaction outside of the ordinary course of business in excess of $1,000,000 in any individual case or $5,000,000 in the aggregate;

(ii) the offer of any material early payment terms to any customer or reduction of the pricing terms of any Contract with a customer involving billings in excess of $5,000,000 for the year ended December 31, 2007, other than in the ordinary course of business;

(iii) the hiring or termination of any employee earning more than $250,000 in salary annually; or

(iv) the material modification, amendment or termination of any lease for Leased Real Property.

(c) The Parent shall keep the Company reasonably informed of the status of its communications with the Parent’s stockholders regarding the Merger, including, but not limited to, providing the Company, upon request, bi-weekly updates, in reasonable detail (i) the names of such stockholder, (ii) the amount of IPO Shares owned by such stockholder (if known), (iii) and the general contents of such communications.

8.6 Public Announcements and Investor Presentations. The Parent and the Company shall jointly develop and approve all press releases and other public statements and communications (including investor presentations and call transcripts and any other communications that would require a filing under the Securities Act or the Exchange Act) with respect to this Agreement and the transactions contemplated hereby, which approval shall not be unreasonably withheld. The Parent and the Company shall mutually agree upon the form and content of any such press release, public statement or communication by the Parent, the Merger Subsidiary or the Company, with respect to this Agreement or the transactions contemplated hereby, which approval shall not be unreasonably withheld. In addition to the foregoing, except to the extent required by applicable Law or AMEX neither the Parent nor the Company shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition, results of operations, or prospects without the consent of the other party, which approval will not be unreasonably withheld. Subject to the other terms and conditions of this Agreement, the Parent shall be permitted to distribute publicly issued or filed documents including, but not limited to press releases, investor presentations, proxy statements and other public materials related to this Agreement to Persons directly involved in public equity investing (including research analysts). The Parent shall also be permitted to issue a press release mutually agreeable to the Parent and the Company regarding the announcement of the transactions contemplated by this Agreement through a public distribution outlet, such as PR News Wire. All other distributions and distribution lists shall require the Company’s prior written consent, which shall not be unreasonably withheld.

8.7 Transfer Taxes. Each of the Parent, the Merger Subsidiary and the Company shall pay any sales, use, ad valorem, property, transfer (including real property transfer) and similar Taxes imposed on such Person as a result of or in connection with the Merger and the other transactions contemplated hereby.

8.8 Trust Fund Closing Confirmation.

(a) Promptly following satisfaction of the conditions set forth in Section 3.1(b), the Parent or a Subsidiary of the Parent shall give to the Trustee the notice attached as Exhibit A to the Trust Agreement.

(b) Not later than 48 hours prior to the Effective Time, the Parent shall (i) give the Trustee advance notice of the Effective Time, and (ii) cause the Trustee to provide a written confirmation to the Company confirming the dollar amount of the Trust Fund balance held by the Trustee in the Trust Account that will be released to the Parent upon consummation of the Merger.

8.9 No Securities Transaction. The Company shall not directly or indirectly, engage in any transactions involving securities of the Parent prior to the earlier of the making of public announcement regarding (a) the Closing of the transactions contemplated by this Agreement, or (b) the termination of this Agreement.

8.10 Employee Matters.

(a) The Parent agrees to provide any required notice under WARN and any other applicable Law and to otherwise comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in WARN) or any similar triggering event under any other applicable Law occurring on or after the Closing or arising as a result of the transactions contemplated hereby. In addition, except as provided in the definition of Company Transaction Fees, the Parent further agrees to be solely responsible for all terminations and severance benefits, costs, charges and liabilities of any nature incurred with respect to any employee of the Surviving Company (“Company Employee”) arising after the Closing, including, without limitation, any claims arising out of or relating to any Company Plan or any plant closing, mass layoff, termination or similar event under applicable Law occurring after the Closing.

(b) Prior to the Closing Date, Holdings shall submit to a stockholder vote the right of any “disqualified individual” (as defined in Section 280G(c) of the Code) to receive any and all payments (or other benefits) contingent on the consummation of the transactions contemplated by this Agreement (within the meaning of Section 280G(b)(2)(A)(i) of the Code) to the extent necessary so that no payment received by such “disqualified individual” would be an “excess parachute payment” under Section 280G(b) of the Code (determined without regard to Section 280G(b)(4) of the Code), in a manner that satisfies the stockholder approval requirements under Section 280G(b)(5)(B) of the Code and regulations promulgated thereunder. Such vote shall establish the “disqualified individual’s” right to the payment or other compensation. In addition, before the vote is submitted to stockholders, Holdings shall provide adequate disclosure to the stockholders of Holdings of all material facts concerning all payments that, but for such vote, could be deemed “excess parachute payments” to a “disqualified individual” under Section 280G of the Code in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and regulations promulgated thereunder. The Parent shall have the right to review and comment on all documents to be delivered to Holdings’ stockholders in connection with such vote but the Company shall have the right to reject such comments if in the opinion of its outside counsel such disclosure is not reasonably necessary to comply with the disclosure requirements of this Section 8.10(b).

8.11 Assumption of Company Indebtedness. The Parent acknowledges that at the Closing Date, the Company will have outstanding the Closing Indebtedness set forth on Schedule 8.11(a) hereto. The Parent agrees that the Surviving Company may assume such Closing Indebtedness on its existing terms and conditions, except that the guaranty of H.I.G. Capital Partners III L.P. shall terminate. Prior to the Closing Date, the Parent shall not seek or incur any Indebtedness other than the Closing Indebtedness, provided that to the extent that the Surviving Company does not assume such Closing Indebtedness, the Parent may seek post-closing financing of not more than $100,000,000 from the Persons set forth on Schedule 8.11(b) hereto. In the event that the Parent elects not to procure financing from the Person’s set forth on Schedule 8.11(b), the Parent shall have the right to seek other financing not to exceed $100,000,000 in principal amount if it first obtains the written consent of the Company, which consent shall not be unreasonably withheld. Prior to the Closing, without the Company’s consent, the Parent agrees not to seek to amend or modify the terms or conditions of any such Closing Indebtedness without the Company’s designee being present at any meeting at which such amendment or modification is discussed. The Company shall use its commercially reasonable efforts to be present at any meeting at which the Parent is seeking to discuss the Closing Indebtedness with the lenders of such Indebtedness. The Parent agrees to cause the guaranty of H.I.G. Capital Partners III L.P. to terminate on the Closing Date.

8.12 Schedules Bring Down.

(a) The representations and warranties of the Company contained in this Agreement and all information delivered in the Company Disclosure Schedule relating to the Company’s representations and warranties, or any schedule hereto or in the certificates delivered by the Company to the Parent and/or the Merger Subsidiary pursuant to Section 3.2 hereof shall be true and correct on the Closing Date as though then made and as though the Closing Date was substituted for the date to which such representations and warranties relate throughout such representations and warranties; provided, however, that the Company Disclosure Schedules relating to the Company’s representations and warranties delivered to the Parent and the Merger Subsidiary as of the date of the Prior Agreement (other than as to Sections 5.1 through 5.3 and 5.17(c)) shall be permitted to be revised and amended as of the Closing Date to reflect events and circumstances occurring after April 27, 2008 pursuant to the terms and conditions of Section 8.12(c) below.

(b) The representations and warranties of the Parent and the Merger Subsidiary contained in this Agreement and all information delivered in the Parent Disclosure Schedule relating to the Parent’s and the Merger Subsidiary’s representations and warranties, or any schedule hereto or in the certificates delivered by Parent to the Company pursuant to Section 3.3 hereof shall be true and correct on the Closing Date as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties; provided, however, that the Parent Disclosure Schedule relating to the Parent’s and the Merger Subsidiary’s representations and warranties delivered to the Company as of the date of the Prior Agreement (other than as to Sections 6.1 through 6.3) shall be permitted to be revised and amended as of the Closing Date to reflect events and circumstances occurring after April 27, 2008 pursuant to the terms and conditions of Section 8.12(c) below.

(c) The Parent and the Company agree to provide each other with any revised and amended Company Disclosure Schedules relating to the Company’s representations and warranties or Parent Disclosure Schedules relating to the Parent’s and the Merger Subsidiary’s representations and warranties, as the case may be, pursuant to this Section 8.12(c) no later than five (5) Business Days prior to the Closing Date or as mutually agreed upon by the Parent and the Company. If the revision or amendment to the Company Disclosure Schedules relating to the Company’s representations and warranties reflects events or circumstances that occurred (i) between January 27, 2008 and April 27, 2008, or (ii) after April 27, 2008 and outside the ordinary course of business of the Company, the Parent shall be entitled to indemnification for such events or circumstances notwithstanding the disclosure thereof, but the corresponding representation and warranty shall be deemed to be correct for purposes of Section 3.3 (a)(i). If the revision or amendment to such Company Disclosure Schedules reflects events or circumstances that occurred after April 27, 2008 in the ordinary course of business of the Company, the representation and warranty shall be modified thereby for purposes of indemnification and for purposes of Section 3.3 (a)(i). If the revision or amendment to the Parent Disclosure Schedules relating to the Parent’s or the Merger Subsidiary’s representations and warranties reflects events or circumstances that occurred (i) between January 27, 2008 and April 27, 2008, or (ii) after April 27, 2008 and outside the ordinary course of business of the Parent, the Company shall be entitled to indemnification for such events or circumstances notwithstanding the disclosure thereof, but the corresponding representation and warranty shall be deemed to be correct for purposes of Section 3.2 (a)(i). If the revision or amendment to such Parent Disclosure Schedules reflects events or circumstances that occurred after April 27, 2008 in the ordinary course of business of the Parent, the representation and warranty shall be modified thereby for purposes of indemnification and for purposes of Section 3.2 (a)(i). In the event that a party revises or amends the Company Disclosure Schedules or Parent Disclosure Schedules, as the case may be, pursuant to this Section 8.12(c), the other party shall have the right until the earlier of (A) twenty (20) Business Days from the date that the disclosing party provides in writing the information reasonably available to it pertaining to the events and circumstances set forth on the amended or revised Company Disclosure Schedules or Parent Disclosure Schedules, as the case may be, or (B) the Closing Date, to terminate this Agreement on the basis that the amended or revised Company Disclosure Schedules or Parent Disclosure Schedules, as the case may be, disclose events or circumstances that constitute a Material Adverse Effect. For purposes of this Section 8.12(c), in determining whether an amended Company Disclosure Schedule or Parent Disclosure Schedule discloses a breach of a representation or warranty that would have a Material Adverse Effect the parties shall calculate the effect on the Company or the Parent from the first dollar of Losses incurred in connection therewith. If the party to which such amended or revised Company Disclosure Schedules or Parent Disclosure Schedules have been delivered does not terminate this Agreement within such time period, the events and circumstances set forth on the revised schedules shall, in and of themselves, be deemed not to constitute a Material Adverse Effect for purposes of Sections 3.2(a), 3.3(a) and 10.4 and such party shall not later have the right to terminate this Agreement or fail to consummate the transactions contemplated hereunder solely on the basis thereof. If the Parent terminates this Agreement pursuant to this Section 8.12(c) and the Parent’s obligation to pay a break-up fee pursuant to Section 10.4 hereof would otherwise have previously existed, then Parent shall pay such break-up fee. If the Parent terminates this Agreement pursuant to this Section 8.12(c) and the Parent is not otherwise then obligated to pay the break up fee, then no break up fee shall be due and payable hereunder. For purposes of this Section 8.12(c) and Article XI, “ordinary course of business” means any event or circumstance that occurs in the ordinary course of the

Company’s or Parent’s, as the case may be, business, consistent with past practices and which occurs with a similar frequency and in a similar amount as other reasonably similar occurrences or circumstances.

8.13 Exclusivity.

(a) Prior to July 31, 2008, the Company shall not, and the Company shall use its commercially reasonable efforts to cause each of its officers, directors, Affiliates, employees, representatives and agents not to, directly or indirectly, (i) initiate or solicit any inquiry, proposal, offer or discussion with any Person (other than the Parent) concerning any merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale of material assets or similar business transaction involving the Company or any division of the Company (an “Alternative Transaction”), (ii) furnish any non-public information concerning the Business, properties or assets of the Company or any division of the Company to any Person (other than to the Parent or in the ordinary course of business), or (iii) engage in discussions or negotiations with any party (other than the Parent) concerning any such transaction. The Company shall not, directly or indirectly, prior to the termination of this Agreement, (A) enter into any binding agreement relating to any Alternative Transaction, or (B) furnish any non-public information concerning the Business, properties or assets of the Company or any division of the Company to any Person (other than to the Parent or in the ordinary course of business) unless such Person executes and delivers to the Company a confidentiality agreement.

(b) The Company shall promptly notify any party with which discussions or negotiations of the nature described in Section 8.13(a) hereof above were pending prior to the date hereof that the Company is terminating such discussions or negotiations.

ARTICLE IX

POST CLOSING COVENANTS

9.1 General. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under Article XI). The Company acknowledges and agrees that from and after the Closing, subject to Section 4.5, the Parent will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Company; provided, however, that after Closing, the Parent shall provide to the Stockholders’ Representative reasonable access to and the right to copy such documents, books, records (including Tax records), agreements, and financial data where the Stockholders’ Representative has a legitimate purpose, including without limitation, in the event of an Internal Revenue Service audit and subject to the execution of a customary confidentiality agreement.

ARTICLE X

TERMINATION AND ABANDONMENT

10.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time:

(a) By mutual written consent of the Parent, the Merger Subsidiary and the Company;

(b) By the Parent or the Company, if any permanent injunction or other Order of a court or other competent Governmental Agency preventing the consummation of the Merger shall have become final and nonappealable;

(c) By the Company, if (i) on the Closing Date there shall have been a material breach of any representation, warranty, covenant or agreement on the part of the Parent or the Merger Subsidiary contained in this Agreement, which breach or untrue representation or warranty (A) would, individually or in the aggregate with all other such breaches and untrue representations and warranties, give rise to the failure of a condition and (B) is incapable of being cured prior to the Closing Date by the Parent, or is not cured within thirty (30) days of the Company delivering written notice of such breach; (ii) the Proxy Statement has not been approved by the SEC by August 9, 2008; provided that, if the Parent is otherwise ready, willing and able to file an amendment to the Proxy Statement but is delayed in doing so after June 13, 2008 solely by the Company’s failure (whether or not within the Company’s control) to provide material information about itself that is required by the SEC to be included in the Proxy Statement (but in the case of Section 10.1(c)(ii) limited only to the Company’s financial statements for the period ended March 31, 2008), the date set forth in this Section 10.1(c)(ii) shall be extended (x) one (1) Business Day for each Business Day after June 13, 2008 that the Company is the sole cause of such delayed filing plus (y) three (3) Business Days (iii) the Parent has not held its Parent Stockholders Meeting to approve the Merger or the Closing has not occurred within thirty-five (35) days of approval of the Proxy Statement by the SEC; (iv) any of the Redemption Agreement, the Preferred Stock Purchase Agreement or the Warrant Purchase Agreement ceases to be in full force and effect in the forms of Exhibits 6.3(b), (c) and (d), respectively (excluding any amendment that could not reasonably be expected to affect the Closing), or any party thereto shall give written notice of any intention not to fully perform its obligations thereunder, written notice of a default by the other party thereto or shall be in default in any material respect, or any condition precedent to the obligations of a party thereto shall not be satisfied as of the Closing Date; (v) the Parent’s board of directors has withdrawn or changed its recommendation to its stockholders regarding the Merger; (vi) this Agreement and the transactions contemplated hereby shall fail to be approved and adopted, at a meeting of stockholders, by the affirmative vote of the holders of a majority of IPO Shares under the Parent Charter or the holders of 30% or more of the IPO Shares entitled to vote on the Merger elect to convert their IPO Shares into cash from the Trust Fund; or (vii) the Proxy Statement fails to include the disclosures set forth in Section 8.1(a)(iii) or Parent publicly announces that it has abandoned its plan to consummate the Tender Offer.

(d) By the Company, if the Merger shall not have been consummated on or before October 1, 2008; provided that, if the Parent is otherwise ready, willing and able to file an amendment to the Proxy Statement after June 13, 2008 but is delayed in doing so solely by the Company’s failure (whether or not within the Company’s control) to provide material information about itself that is required by the SEC to be included in the Proxy Statement or any amendment thereto, the date set forth in this Section 10.1(d) shall be extended (i) one (1) Business Day for each Business Day after June 13, 2008 that the Company is the sole cause of such delayed filing plus (ii) three (3) Business Days; provided, further, that the right to terminate this Agreement pursuant to this Section 10.1(d) shall not be available if the Company’s action or failure to act has been the principal cause of or resulted in the failure of the Merger to be consummated on or before such date; or

(e) By the Parent, if (i) on or prior to the Closing Date there shall have been a material breach of any covenant or agreement on the part of the Company contained in this Agreement, which breach (A) would, individually or in the aggregate with all other such breaches of covenants, give rise to the failure of a condition and (B) is incapable of being cured prior to the Closing Date by the Company or is not cured within thirty (30) days of the Parent delivering written notice of such breach, (ii) subject to Section 8.12(c), the Company shall have experienced a Material Adverse Effect, or (iii) this Agreement and the transactions contemplated hereby shall fail to be approved and adopted by the affirmative vote of the holders of a majority of IPO Shares under the Parent Charter or the holders of 30% or more of the IPO Shares entitled to vote on the Merger elect to convert their IPO Shares into cash from the Trust Fund;

(f) By the Parent, if the Merger shall not have been consummated on or before December 31, 2008 and the Parent has funded the $1,000,000 plus expenses portion of the break-up fee provided in Section 10.4 hereof; provided, that the right to terminate this Agreement pursuant to this Section 10.1(f) shall not be available if the Parent’s action or failure to act has been the principal cause of or resulted in the failure of the Merger to be consummated on or before such date; and

(g) By either the Parent or the Company pursuant to Section 8.12(c) hereof.

10.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1 hereof, the obligations of the parties under this Agreement shall terminate and there shall be no Liability on the part of any party hereto except for the obligations in the confidentiality provisions hereof, the obligations in Section 8.2 hereof and all of the provisions of Section 10.2, Section 10.3, Section 10.4 and Section 13.10 through and including Section 13.14 hereof; provided, however, that no party hereto shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

10.3 Trust Fund Waiver. The Company acknowledges that, except for a portion of the interest earned on the amounts held in the Trust Fund to which the Parent is entitled to, the Parent and its Subsidiaries may disburse monies from the Trust Fund only: (a) to the Parent’s public stockholders in the event of the redemption of their shares or the dissolution and liquidation of the Parent, (b) to the Parent (or a Subsidiary thereof) and Deutsche Bank Securities (with respect to Deutsche Bank Securities’ deferred underwriting compensation only) after the Parent consummates a Business Combination (as described in the Prospectus) or (c) as consideration to the sellers of a target business with which the Parent completes a business combination, all in accordance with the Parent Charter and the Trust Agreement. The Company agrees that, notwithstanding anything to the contrary in this Agreement, it does not now have, and shall not at any time prior to the Closing have, any rights, title, interest or claim of any kind in or to, or make any claim of any kind against, monies held in the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company, on the one hand, and the Parent, on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 10.3 as the “Trust Claims”). Notwithstanding anything to the contrary in this

Agreement, the Company hereby irrevocably waives any Trust Claim it may have, now or in the future (in each case, however, prior to the consummation of a business combination), and will not seek recourse against, the Trust Fund for any reason whatsoever in respect thereof. In the event that the Company or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Parent, which proceeding seeks, in whole or in part, relief against the Trust Fund or the public stockholders of Parent for money damages, the Parent shall be entitled to recover from the Company the associated legal fees and costs in connection with any such action, in the event Parent prevails in such action or proceeding.

10.4 Fees and Expenses. Each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby; provided, however, that (a) if the Closing occurs, the Parent shall fund the Company SEC Fees and the Company Transaction Fees shall be reduced accordingly, and (b) if, and only if, either (A) the Company terminates this Agreement pursuant to Sections 10.1(c)(iii), (c)(iv), (c)(v), (c)(vi), (c)(vii) or Section 10.1(d) hereof and the Company has not been previously notified in writing that it is in material breach of this Agreement or has not suffered a Material Adverse Effect, or (B) the Parent terminates this Agreement pursuant to Sections 10.1(f) or 10.1(e)(iii) hereof, the Parent shall pay the Company an aggregate break-up fee of $3,500,000 plus Company SEC Fees consisting of (i) $1,000,000 plus Company SEC Fees within five (5) days of such termination (unless previously paid as set forth in Section 10.1(f) hereof), and (ii) $2,500,000 upon the occurrence of a Parent Alternative Transaction, if any.

ARTICLE XI

REMEDIES FOR BREACH OF AGREEMENT

11.1 Survival of Representations and Warranties. Other than the representations and warranties set forth in Sections 5.13 and 6.13 (Environmental) and 5.14 (Taxes) hereof, which shall survive for their respective statutory period, and Sections 6.1 and 7.1 (Organization), 6.2 and 7.2 (Authorization), and 6.3 (Capitalization) hereof which shall survive indefinitely, all of the representations and warranties of the parties contained in this Agreement shall survive the Closing hereunder and continue in full force and effect until the later of (i) the date that the Parent’s independent auditor issues its opinion on the Parent’s financial statements for the fiscal year ending December 31, 2008; or (ii) the date which is twelve (12) months from the Closing Date, but in any event not later than July 27, 2009 (“Survival Period”). In order for a notice to be properly given within the Survival Period, the notice must state in reasonable detail the indemnification claim, the representation, warranty or covenant breached thereby, the actual Losses resulting, or reasonably expected to result, therefrom and such other information as reasonably necessary for a Person to qualify and quantify the alleged indemnifiable Loss, in each case to the extent reasonably available to the Person delivering such notice.

11.2 Indemnification.

(a) Indemnification Provisions for Benefit of the Parent. In the event that the Merger closes and the Company misrepresents or breaches any of its representations, warranties (as of the Closing Date) or covenants contained in this Agreement or in the certificates delivered pursuant to Section 3.3(c) hereof or the Parent incurs any Losses as a result of or in connection with the Retained Litigation, the India Earnout Payments or the Severance Payments, and the

Parent makes a written claim for indemnification against the Company within the applicable Survival Period or, with respect to the Retained Litigation, the India Earnout Payments or the Severance Payments, within 60 days of the final settlement thereof, then the Parent shall be entitled to recover from the Escrow Agent out of the Escrow Fund all actual Losses (for the avoidance of doubt, Losses shall not include Taxes incurred in a taxable period ending after the Closing Date due to a reduction in losses (generated during a Pre-Closing Period)) that the Parent or its direct or indirect Subsidiaries (including, without limitation, the Surviving Company) may suffer through and after the date of the claim for indemnification resulting from, arising out of, or relating to, such misrepresentation or breach or the Retained Litigation, India Earnout Payments or Severance Payments; provided that the Parent shall not be entitled to indemnification until such time as such aggregate Losses exceed $500,000 (other than for breaches of Section 5.17(c) hereof or with respect to the Retained Litigation, the India Earnout Payments or the Severance Payments), at which point the Parent shall be indemnified for all Losses. In addition, the Parent shall be entitled to recover from the Escrow Agent out of the Escrow Fund all Company Transaction Fees not paid at the Closing with a corresponding reduction in the Purchase Price. Except in the event of fraud by the Company, after the Closing the Parent’s, the Merger Subsidiary’s and the Surviving Company’s sole and exclusive remedy for any breach by the Company of its representations, warranties and covenants shall be indemnification out of the Escrow Fund pursuant to the terms of the Escrow Agreement. The Parent and the Merger Subsidiary agree that its Losses shall be net of the reserves on the Closing Date Balance Sheet that are in the same or similar Closing Date Balance Sheet category as such Losses (provided that Losses as a result of or in connection with the Retained Litigation, the Severance Payments and the India Earnout Payments shall only be net of the reserves on the Closing Date Balance Sheet for such Retained Litigation, Severance Payments, or India Earnout Payments, as applicable, and then only if there is a Working Capital Shortfall or Working Capital Surplus), and in addition, with respect to Taxes, Losses shall not include any Taxes that result from transactions or actions taken by the Parent or the Company outside of the ordinary course of business after the Closing (including but not limited to a reduction in losses (generated during a Pre-Closing Period) caused by any action of the Parent, the Company or their Affiliates after Closing). In addition, Losses that are the subject of an adjustment to the Closing Date Balance Sheet shall not be indemnifiable hereunder to the extent the event or circumstance that would otherwise constitute a breach of a representation, warranty or covenant has been previously settled by the Independent Accountant or the parties. The parties hereto agree that (i) the Escrow Fund is a negotiated limitation on the Parent’s and the Merger Subsidiary’s remedies for any and all damages (including liabilities under Section 12.6 hereof) other than actual fraud, (ii) absent fraud of such stockholder or Optionholder, the stockholders and Optionholders of Holdings shall have no liability to Parent or Merger Subsidiary for any Losses of any kind or nature (including liabilities under Section 12.6 hereof) in excess of the Escrow Fund, and (iii) this limitation is a material inducement to the stockholders and Optionholders of Holdings to approve this Agreement. Each of the parties hereto agrees to use commercially reasonable efforts to mitigate any Losses relating to an indemnification claim to the extent feasible.

(b) Indemnification Provisions for Benefit of the Stockholders. In the event that the Merger closes and the Parent or Merger Subsidiary misrepresents or breaches any of its representations, warranties (as of the Closing Date) or covenants contained in this Agreement or in the certificates delivered pursuant to Section 3.2(c) hereof and the Stockholder Representative makes a written claim for indemnification against the Parent within the applicable Survival Period, then the stockholders and Optionholders of Holdings immediately prior to the Effective Time (the “Company Indemnitees”) shall be entitled to recover from the Parent all actual Losses that the Company Indemnitees may suffer through and after the date of the claim of indemnification resulting from, arising out of, or relating to such misrepresentation or breach; provided that the Company Indemnitees shall not be entitled to indemnification until such time as their aggregate Losses exceed $500,000, at which point the Company Indemnitees shall be indemnified for all Losses up to the extent of the value of the Escrow Fund. The parties hereto agree that (i) the foregoing is a negotiated limitation on the stockholders and Optionholders of Holdings’ remedies for any and all damages other than actual fraud, (ii) absent fraud of the Parent or the Merger Subsidiary, the Parent shall have no liability to the stockholders and Optionholders of Holdings for any Losses of any kind or nature in excess of the value of the Escrow Fund, and (iii) this limitation is a material inducement to the Parent and the Merger Subsidiary to enter into this Agreement.

(c) Calculation of Losses. No recovery for indemnification shall include recovery for special, incidental, punitive or consequential damages unless required by a Governmental Agency to be paid to a third party or paid to a third party as part of a settlement approved by an Indemnitor. All claims for indemnification shall be subject to reduction or offset for (i) any tax benefits actually realized by the Surviving Company or the Parent on or before the one-year anniversary from the date of the claim as a result of the events, the incurrence of liability, or payment, giving rise to such claim (and, to the extent the Parent’s recovery for such claim from the Escrow Fund was not reduced by any tax benefit and such tax benefit is actually realized within such one-year period but after such recovery, the Parent shall pay the amount of such tax benefit to the Escrow Agent or the Stockholder’s Representative if the Escrow Agreement has terminated), and (ii) any insurance proceeds applicable to such claim that are actually received by the Surviving Company or the Parent (net of the reasonable legal fees and expenses incurred to recover the proceeds of such claim). The Parent shall use its commercially reasonable efforts to collect the proceeds of any insurance policy applicable to an indemnification claim. This Section 11.2(b) shall apply to liabilities under Section 12.6.

11.3 Third Party Claims.

(a) Notice. The following procedures shall be applicable with respect to indemnification for third party claims (other than claims for Taxes, which is covered by Section 12.2 hereof). Promptly after receipt by the party seeking indemnification or a right of recovery hereunder (hereinafter referred to as the “Indemnitee”) of notice of the commencement of any action or the assertion of any claim, Liability or obligation by a third party (whether by Proceeding or otherwise), against which claim, Liability or obligation the other party to this Agreement or the Stockholders’ Representative, in the case of the Company, (hereinafter the “Indemnitor”) is, or may be, required under this Agreement to indemnify such Indemnitee, the Indemnitee shall, if a claim thereon is to be, or may be, made against the Indemnitor, notify the Indemnitor in writing of the commencement or assertion thereof and give the Indemnitor a copy of such claim, process and all legal pleadings, provided that no delay in notifying the Indemnitor shall relieve the Indemnitor from any obligation hereunder unless (and then solely to the extent) the Indemnitor thereby is prejudiced. The Indemnitor shall have the right to participate in the defense of such action with counsel with a national reputation and reasonably acceptable to the Indemnitee and assume the defense of such action; provided that, (i) the Indemnitor may not assume the defense of a third-party claim involving criminal liability or in which only equitable relief is sought against the

Indemnitee and (ii) if the Indemnitor does not agree in writing that the Losses resulting from such action are indemnifiable pursuant to this Article XI, the Indemnitee shall have the right to jointly defend such action and the Indemnitor shall pay the Indemnitee’s reasonable attorney’s fees and expenses regardless of whether the Losses resulting from such action are indemnifiable. In connection with the engagement of counsel or other experts for the Retained Litigation, the Stockholders’ Representative shall obtain the express written acknowledgement of such counsel and other experts that they will be paid solely from disbursements that the Parent receives from the Escrow Fund in respect of Claims therefore, and that they will not seek to collect any of their fees or expenses from the Parent or any of its Affiliates.

(b) Defense. The Indemnitor and the Indemnitee shall cooperate in the defense of any third party claims. In the event that the Indemnitor assumes or participates in the defense of such third party claim as provided herein, the Indemnitee shall make available to the Indemnitor all relevant records and take such other action and sign such documents as are reasonably necessary to defend such third party claim in a timely manner. If the Indemnitee shall be required by judgment or a settlement agreement to pay any amount in respect of any obligation or Liability against which the Indemnitor has agreed to indemnify the Indemnitee under this Agreement, the Indemnitor, or the Escrow Fund (as applicable) shall promptly reimburse the Indemnitee in an amount equal to the amount of such payment plus all reasonable expenses (including reasonable legal fees and expenses) incurred by such Indemnitee in connection with such obligation or Liability subject to this Article XI. No Indemnitor, in the defense of any such claim, shall, except with the consent of the Indemnitee, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnitee of a release from all Liability with respect to such claim. In the event that the Indemnitor does not accept the defense of any matter for which it is entitled to assume as provided above, the Indemnitee shall have the full right to defend such claim.

(c) Consent. Prior to paying or settling any claim against which an Indemnitor is, or may be, obligated under this Agreement to indemnify an Indemnitee, the Indemnitee must first supply the Indemnitor with a copy of a final court judgment or decree holding the Indemnitee liable on such claim or failing such judgment or decree, must first receive the written approval of the terms and conditions of such settlement from the Indemnitor, which shall not be unreasonably withheld or delayed.

(d) Separate Counsel. An Indemnitee shall have the right to employ its own counsel in any case and the fees and expenses of such counsel shall be at the expense of the Indemnitee unless (i) the employment of such counsel shall have been authorized in writing by the Indemnitor in connection with the defense of such claim; (ii) the Indemnitor shall not have employed counsel in the defense of such claim after fifteen (15) days written notice; or (iii) in the written opinion of such Indemnitee’s counsel there is a legal conflict in one counsel representing both the Indemnitor and the Indemnitee; in any of the foregoing events such reasonable fees and expenses shall be borne by the Indemnitor.

ARTICLE XII

TAX MATTERS

12.1 Preparation and Filing of Returns.

After the Closing, for any taxable period of the Company that begins on or before the Closing Date, the Parent shall timely prepare and file with the appropriate taxing authority, all Returns required to be filed by the Company, which returns shall be prepared in a manner consistent with past practice. As long as there is a positive balance in the Escrow Fund, not less than forty-five (45) days prior to the due date of such Returns, the Parent will provide the Stockholders’ Representative with a draft form of the Return (the “Draft Return”). The Stockholders’ Representative will have the right to review the Draft Return and any working papers relating to its preparation and to suggest changes to such Draft Return no later than twenty-five (25) days prior to the due date of such Return. The Parent shall incorporate any changes suggested by the Stockholders’ Representative except for changes for which Parent provides written notification to Stockholders’ Representative, no later than fifteen (15) days prior to the due date of such Returns, that it disagrees with the changes suggested by the Stockholders’ Representative (“Disagreed Changes”). Parent and Stockholders’ Representative shall attempt to resolve the Disagreed Changes in good faith, but to the extent they are unable to reach a resolution, such matter shall be resolved by a mutually agreed upon independent third-party accountant. Such third-party accountant shall base it determination, to the extent possible, on the past practices of the Company. The costs of such accountant shall be split equally by the parties.

12.2 Controversies.

(a) As long as there is a positive balance in the Escrow Fund, the Stockholders’ Representative shall, at its own expense, have the exclusive authority to control any audit or examination by any taxing authority, initiate any claim for refund, amend any Return, and contest, resolve and defend against any assessment for additional Taxes, notice of Tax deficiency or other adjustment of Taxes of or relating to any liability of the Company for any Taxes for which the stockholders and Optionholders of Holdings are liable under this Agreement; provided, however, that the Stockholders’ Representative shall not, without the prior written consent of the Parent, which consent shall not be unreasonably withheld, conditioned or delayed, enter into any settlement of any contest or otherwise compromise any issue that materially affects or may materially affect the Tax liability of the Parent or any of its Subsidiaries for any taxable year or other taxable period ending after the Closing Date or the portion of the Overlap Period beginning after the Closing Date.

(b) Except as provided in Section 12.2(a), the Parent shall have the exclusive authority to control any audit or examination by any taxing authority, initiate any claim for refund, amend any Return, and contest, resolve and defend against any assessment for additional Taxes, notice of Tax deficiency or other adjustment of Taxes of or relating to any liability of the Company or its Subsidiaries; provided, however, that neither the Parent nor its duly appointed representative(s) shall, without the prior written consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed, enter into any settlement of any contest or otherwise compromise any issue that affects or may affect the Tax liability for which the Stockholders’ Representative is liable under this Agreement.

12.3 Notification.

The Parent, the Company and their Affiliates shall promptly forward to the Stockholders’ Representative all written notifications and other communications from any taxing authority received by the Company relating to any Tax audit or other proceeding relating to the Tax liability of the Company for which the stockholders and Optionholders of Holdings are liable under this Agreement. The failure of the Parent to give the Stockholders’ Representative such written notice shall not excuse the Stockholder Representative of its obligations under Section 12.6 hereof with respect to any increased Tax liability directly or indirectly attributable to any such written notification or other communication unless (and only then solely to the extent) the Stockholders’ Representative is prejudiced thereby.

12.4 Amended Returns.

As long as there is a positive balance in the Escrow Fund, the Stockholders’ Representative may, at its own expense cause the Company to, amend any Return filed or required to be filed for any taxable years or periods ending on or before the Closing Date; provided, however, that the Stockholders’ Representative shall not amend any such Return that materially and adversely affects or may materially and adversely affect the Tax liability of the Parent, the Company or any Subsidiary of the foregoing for any period ending after the Closing Date, including the portion of the Overlap Period ending after the Closing Date, without the prior consent of the Parent, which consent shall not be unreasonably withheld or delayed. In addition, if the Parent disagrees with the position being taken on such amended Return, Parent and Stockholders’ Representative shall attempt to resolve such disagreement in good faith, but to the extent they are unable to reach a resolution, such matter shall be resolved by a mutually agreed upon independent third-party accountant. Such third-party accountant shall base it determination on whether the position being taken on the amended Return has at least a more-likely-than-not chance of success. The costs of such accountant shall be split equally by the parties.

12.5 Apportionment of Taxes.

All Taxes and Tax liabilities with respect to the income, property or operations of the Company that relate to the Overlap Period shall be apportioned between the Pre-Closing Period and the period after the Closing as follows: (i) in the case of Taxes other than income, sales and use and withholding Taxes, on a per diem basis, and (ii) in the case of income, sales and use and withholding Taxes, as determined from the books and records of the Company as though the taxable year of the Company terminated at the close of business on the Closing Date (provided, however, that any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated pro rata per day between the period ending on the Closing Date and the period beginning the day after the Closing Date). The Parent and the Stockholders’ Representative agree to the extent permitted by applicable Law to elect with the relevant taxing authority to treat for all purposes the Closing Date as the last day of a taxable period of the Company.

12.6 Indemnification for Taxes.

The Parent shall be entitled to recover from the Escrow Fund for all Taxes of the Company for any Pre-Closing Period, except to the extent that (i) the aggregate amount of such Taxes does not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Closing Date Balance Sheet, or (ii) such Taxes result from transactions or actions taken by the Parent, the Company or its Subsidiaries outside of the ordinary course of business after the Closing (including but not limited to a reduction in losses (generated during a Pre-Closing Period) caused by any action of the Parent, the Company or their Affiliates after the Closing).

12.7 Refunds.

Any Tax refund (other than as a result of a carryback described in Section 12.8) or settlement (including any interest in respect thereof) received by the Parent or the Company, and any amounts of overpayments of Tax credited against Tax that the Parent or the Company otherwise would be or would have been required to pay that relate to any Pre-Closing Period, in each case only if not set forth as an asset in the Closing Date Balance Sheet, shall be for the account of the Stockholders’ Representative, and the Parent shall pay over to the Stockholders’ Representative any such refund or settlement or the amount of any such credit within fifteen (15) days after receipt or entitlement thereto.

12.8 Carrybacks.

Any refund arising from the carryback of any net operating loss or other item or attribute arising in a taxable year after the Closing Date to a taxable year ending on or before the Closing Date of the Company or its Subsidiaries shall be for the account of the Parent.

12.9 Post-Closing Access and Cooperation.

The Parent shall cause the Surviving Company to provide the Stockholders’ Representative with such assistance as may be reasonably requested by the Stockholders’ Representative in connection with the preparation of any Return, any audit, or any judicial or administrative proceeding or determination relating to liability for Taxes of the Company, including but not limited to, access to the books and records of the Company and the Affiliates of the Surviving Company. The Parent shall cause the Company to, retain all Returns, schedules, work papers and all material records or other documents relating to Taxes of the Company for the first taxable year or other taxable period ending after the Closing Date and for all prior taxable years or other taxable periods until the later of (a) seven (7) years after the later of filing or the due date of the Return or (b) the expiration of all applicable statutes of limitation, and provide the Stockholders’ Representative with any record or information (including making employees available to such other party for reasonable periods of time) that may be relevant to such Return, audit, proceeding or determination.

12.10 Section 338 Election.

If the Parent makes an election under Section 338 of the Code with respect to the purchase of the shares of Holdings or any of its Subsidiaries or Affiliates, the Parent shall indemnify and hold the stockholders of Holdings and Optionholders harmless for any increase in Holdings’ stockholder’ or Optionholders’ liability for Taxes that result. Any Taxes resulting from any such election shall not be treated as Taxes incurred in a Pre-Closing Period for purposes of this Agreement.

12.11 Tax Treatment of Indemnity Payments.

The Parent and the Stockholders’ Representative agree to treat any indemnity payment made pursuant to Article XI hereof or Section 12.6 hereof as an adjustment to the Purchase Price for federal, state, local and foreign income Tax purposes to the extent permitted by applicable Law.

ARTICLE XIII

MISCELLANEOUS

13.1 Amendment and Waiver. This Agreement may not be amended, altered or modified except by a written instrument executed by the Parent, the Merger Subsidiary, the Company and the Stockholders’ Representative and subject to any restrictions contained in the DGCL. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute, a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver. Whenever any provision of this Agreement requires consent of by or on behalf of a party hereto, such consent must be in writing to be effective.

13.2 Notices. All notices, demands and other communications to be given or delivered to the Parent, the Company, the Stockholders’ Representative or any stockholder of Holdings under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when personally delivered, transmitted by facsimile or telecopy (transmission confirmed) or one (1) Business Day after being sent by reputable overnight courier, to the addresses indicated below (unless another address is so specified in writing):

If to any stockholder of Holdings, the Stockholders’ Representative, or prior to the Closing, to the Company:

H.I.G. Call Center II, Inc.

c/o H.I.G. Capital, LLC

1001 Brickell Bay Dr., Suite 3200

Miami, Florida 33131

Facsimile No: 305-379-2013

Attn: Rick Rosen

If to the Parent or the Merger Subsidiary, to:

Global BPO Services Corp.

High Street Tower, 30th Floor

125 High Street

Boston, Massachusetts 02110

Attn: R. Scott Murray

Facsimile No: 617-517-3247

with a copy to:

Global BPO Services Corp.

High Street Tower, 30th Floor

125 High Street

Boston, Massachusetts 02110

Attn: General Counsel

Facsimile No: 617-517-3247

13.3 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any rights, benefits or obligations set forth herein may be assigned by any of the parties hereto without the prior written consent of the other parties.

13.4 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

13.5 No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any Person. The use of the word “including” in this Agreement or in any of the agreements contemplated hereby shall be by way of example rather than by limitation.

13.6 Captions. The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement shall be enforced and construed as if no caption had been used in this Agreement.

13.7 No Third Party Beneficiaries. Except as otherwise expressly set forth in this Agreement, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the parties hereto and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement, such third parties specifically including, without limitation, employees, creditors of the stockholders of Holdings or stockholders of any of the parties (other than the stockholders of Holdings solely with respect to the right to receive consideration payable in respect of the Shares or to enforce the indemnification obligations of the Parent, in each case, pursuant to the terms of this Agreement).

13.8 Complete Agreement. This document and the documents referred to herein contain the complete agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way, including, without limitation, that certain Letter of Intent dated December 13, 2007 and the Prior Agreement.

13.9 Counterparts. This Agreement may be executed in one or more counterparts, any one of which may be by facsimile, and all of which taken together shall constitute one and the same instrument.

13.10 Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

13.11 Injunctive Relief. Each of the parties hereto agrees that in the event of a breach of any provision of this Agreement or a failure by a party to perform in accordance with the specific terms herein, the aggrieved party or parties may be damaged irreparably and without an adequate remedy at law. The parties therefore agree that in the event of a breach of any provision of this Agreement, the aggrieved party or parties may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of such provision without the requirement of a posting of a bond, as well as to obtain damages for breach of this Agreement. By seeking or obtaining any such relief, the aggrieved party shall not be precluded from seeking or obtaining any other relief to which it may be entitled.

13.12 Consent to Jurisdiction; Service of Process. THE COMPANY, AND THE PARENT AND THE MERGER SUBSIDIARY HEREBY IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE STATE OR FEDERAL COURTS LOCATED IN DELAWARE IN CONNECTION WITH ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY AGREE NOT TO ASSERT, BY WAY OF MOTION, AS A DEFENSE, OR OTHERWISE IN ANY SUCH SUIT, ACTION OR PROCEEDING THAT THE SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM, THAT THE VENUE OF THE SUIT, ACTION OR PROCEEDING IS IMPROPER OR THAT THIS AGREEMENT OR THE SUBJECT MATTER HEREOF MAY NOT BE ENFORCED BY SUCH COURTS.

13.13 Waiver of Jury Trial. EACH OF THE PARTIES HERETO KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY SCHEDULE OR EXHIBIT HERETO, OR ANY COURSE OF CONDUCT, COURSE OF DEALING OR STATEMENTS (WHETHER VERBAL OR WRITTEN) RELATING TO THE FOREGOING. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT.

13.14 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of the Company or the Parent or their respective Affiliates shall have any liability for any obligations or liabilities of the Company or the Parent (as applicable) under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

13.15 Schedules. All references to a Schedule in this Agreement shall be deemed to be references to schedules to the Company Disclosure Schedules or Parent Disclosure Schedules, as the case may be.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Agreement and Plan of Merger as of the date first above written.

GLOBAL BPO SERVICES CORP.

By:	/s/ R. Scott Murray
Name:	R. Scott Murray
Title:	Chief Executive Officer

RIVER ACQUISITION SUBSIDIARY CORP.

By:	/s/ R. Scott Murray
Name:	R. Scott Murray
Title:	Chief Executive Officer

STREAM HOLDINGS CORPORATION

By:	/s/ Rick Rosen
Name:
Title:

Solely for purposes of Section 2.7(d)

of this Agreement and Section 13.1 of the

Prior Agreement.

H.I.G. Call Center II, Inc.

By:	/s/ Richard Siegal
Name:	Richard Siegal
Title:	Authorized Signatory

[Signature Page to Amended and Restated Merger Agreement]

Exhibit 10.1

PREFERRED STOCK PURCHASE AGREEMENT

dated as of June 2, 2008

by and between

GLOBAL BPO SERVICES CORP.

and

THE PURCHASER SIGNATORY HERETO

i

6.9	No Third-Party Beneficiaries	30
6.10	Governing Law; Venue; Waiver of Jury Trial	30
6.11	Survival	31
6.12	Execution	31
6.13	Severability	31
6.14	Rescission and Withdrawal Right	31
6.15	Remedies	32
6.16	Adjustments in Share Numbers and Prices	32
6.17	Tax Treatment of the Preferred Shares	32

ii

PREFERRED STOCK PURCHASE AGREEMENT

This Preferred Stock Purchase Agreement is entered into and dated as of June 2, 2008 (this “Agreement”), by and between Global BPO Services Corp., a corporation incorporated under the laws of the state of Delaware (the “Company”) and Ares Corporate Opportunities Fund II, L.P. (the “Purchaser”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and in accordance with the Securities Act (as defined below) and the rules and regulations promulgated thereunder, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, certain securities of the Company pursuant to the terms set forth herein.

WHEREAS, concurrently with the execution of this Agreement, the Purchaser has entered into a Warrant Purchase Agreement, dated as of the date hereof (the “Warrant Purchase Agreement”), with certain individuals to purchase 7,500,000 warrants (the “Founder Warrants”) of the Company;

WHEREAS, as soon as practicable and legally permissible after the Closing (as defined below), the Company desires to commence a tender offer (the “Tender Offer”) to purchase from its stockholders up to 20,625,001 of the outstanding shares of common stock, $0.001 par value per share, of the Company, at a price of $8.00 per share.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms shall have the meanings set forth in this Section 1.1:

“$” means U.S. Dollars.

“Affiliate” of a Person means any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the first Person. Without limiting the foregoing with respect to the Purchaser, any investment fund or managed account that is managed by the same investment manager as the Purchaser will be deemed to be an Affiliate of the Purchaser.

“Business Day” means any day except Saturday, Sunday and any day on which banking institutions in New York City are authorized or required by law or other governmental action to close.

“Certificate of Designations” means the certificate of designations of the Preferred Stock, in the form of Exhibit A.

“Closing” means the closing of the purchase and sale of the Shares pursuant to Section 2.1.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Shares” means the shares of common stock of the Company, par value $0.001 per share, and any securities into which such shares may hereafter be reclassified.

“Company Counsel” means Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Company.

“Convertible Securities” means any stock or securities directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

“Employees” means the employees of the Company and the Subsidiaries.

“Employment Laws” means any and all applicable laws, including all statutes, codes, ordinances, decrees, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies, guidelines and general principles of common and civil law and equity, binding on or affecting the Person referred to in the context in which the word is used and in respect of matters pertaining to employment.

“Environmental Laws” means any federal, state, local or foreign law (including common law), judicial decision, regulation, rule, judgment, order, decree, injunction, permit or governmental restriction or requirement or any agreement with any governmental authority or other third party, relating to land use or relating to pollution or protection of the environment, human health or safety, or natural resources such as wetlands, flora and fauna, including, without limitation, those relating to the storage, treatment, handling, transportation, distribution, generation or disposal, or the release of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means United States generally accepted accounting principles, as recognized by the American Institute of Certified Public Accountants or the Financial Accounting Standards Board, consistently applied and maintained on a consistent basis for the Company and its Subsidiaries throughout the period indicated.

“Governmental Authority” means any government or political subdivision or any agency, authority, bureau, central bank, commission, department or instrumentality, or any court, tribunal, grand jury or arbitrator, in each case whether foreign or domestic.

“Hazardous Materials” means all pollutants, contaminants, wastes, chemicals, substances or materials, constituents or compounds in any form or of any nature, including landfill gas, asbestos or asbestos-containing materials, petroleum and petroleum products subject to regulation or which give rise to liability under any Environmental Law.

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“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means (a) patents (including all reissues, divisions, continuations, continuations-in-part, re-examinations and extensions thereof), patent applications, utility models and design rights; (b) unregistered trademarks, trademark registrations, trademark applications, unregistered service marks, service mark registrations and service mark applications; (c) unregistered copyrights, copyright registrations and copyright applications and renewals in connection therewith, together with all translations, adaptations, derivations and combinations thereof; (d) Internet domain names, applications and reservations therefor, uniform resource locators and the corresponding Internet sites; (e) any good will associated with any of the foregoing; and (f) all copies and tangible embodiments thereof (in whatever form or medium), and registrations, applications and renewals for any of the foregoing assets listed above.

“knowledge,” “known,” and words and phrases of similar import, when used with respect to respect to any Person that is not an individual means the knowledge of such Person’s officers, after reasonable inquiry.

“Losses” means any and all damages, fines, penalties, deficiencies, liabilities, claims, losses (including loss of value), judgments, awards, settlements, Taxes, actions, obligations and costs and expenses in connection therewith (including, without limitation, interest, court costs and fees and expenses of attorneys, accountants and other experts, and any other expenses of litigation or other Proceedings (including costs of investigation, preparation and travel) or of any default or assessment).

“Material Adverse Effect” means any circumstance, development, event, condition or occurrence that, individually or in the aggregate, has had or could reasonably be expected to have (i) an adverse effect in any material respect on the legality, validity or enforceability of any Transaction Document or the Merger Agreement (as defined below), (ii) a material adverse effect on the results of operations, assets, liabilities, business or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) an adverse impact in any material respect on the Company’s or any Subsidiary’s ability to perform fully or on a timely basis its obligations under any Transaction Document or the Merger Agreement.

“Material Contract” means any agreement that is or would be required to be filed as an exhibit to an SEC Report pursuant to Item 601(b)(10) of Regulation S-K of the Commission.

“Options” means any rights, warrants or options to, directly or indirectly, subscribe for or purchase Common Shares or Convertible Securities.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“PNC Credit Agreement” means that draft credit agreement, dated March 14, 2008, in the form provided to Purchaser, to be entered into among the Company, Stream, PNC Bank, National Association and the other loan parties signatory thereto.

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“Preferred Stock” means the Company’s Series A Convertible Preferred Stock, par value $0.001 per share, which is convertible into Common Shares and is to be issued pursuant to the Certificate of Designations.

“Proceeding” means an action, claim, suit, grievance, arbitration, complaint, notice of violation, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition).

“Purchaser Counsel” means Proskauer Rose LLP.

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of the Closing Date, by and among the Company and the Purchaser, substantially in the form of Exhibit B, as the same may be amended, modified or supplemented from time to time.

“Related Person” means any Affiliate of the Purchaser and any officer, director, partner, controlling person, employee or agent of the Purchaser or any of its Affiliates.

“Securities” means the Shares, Founder Warrants and the Underlying Shares issued or issuable (as applicable) to the Purchaser pursuant to the Transaction Documents.

“Securities Act” means the Securities Act of 1933, as amended.

“Shares” means an aggregate of 150,000 shares of Preferred Stock which are subject to being purchased by the Purchaser pursuant to this Agreement on the Closing Date, on the terms and conditions set forth herein.

“Stockholder’s Agreement” means that certain Stockholder’s Agreement, dated as of the Closing Date, by and among the Company and the Purchaser, substantially in the form of Exhibit C.

“Trading Day” means (a) any day on which the Common Shares are listed or quoted and traded on the Trading Market, or (b) if the Common Shares are not then listed or quoted and traded on the Trading Market, then any Business Day.

“Trading Market” means The American Stock Exchange (“AMEX”) or, at any time the Common Shares are not listed for trading on AMEX, any other national exchange if the Common Shares are then listed or quoted on such exchange.

“Transaction Documents” means this Agreement, the Securities, the Registration Rights Agreement, the Stockholder’s Agreement, the Certificate of Designations, the Management Rights Letter and the Warrant Purchase Agreement and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Underlying Shares” means the Common Shares issuable upon conversion of the Shares or exercise of the Founder Warrants or in satisfaction of any other obligation or right of the Company to issue Common Shares pursuant to the Transaction Documents, and in each case, any securities issued or issuable in exchange for or in respect of such securities.

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“U.S.” means the United States of America.

ARTICLE 2

PURCHASE AND SALE

2.1 Closing. Subject to the terms and conditions set forth in this Agreement, at the Closing, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, the Shares for a purchase price of $1,000 per share and an aggregate purchase price of $150,000,000 (the “Purchase Price”). The Closing shall take place at the offices of Company Counsel, 60 State Street, Boston, MA 02109, at or before 10:00 a.m. Eastern time, after the satisfaction or waiver of all of the conditions set forth in Section 5.1 and Section 5.2 (other than those conditions that by their nature must be satisfied on the Closing Date), or at such other location or time as the parties may agree (such date on which the Closing occurs being hereinafter referred to as the “Closing Date”).

2.2 Closing Deliveries.

(a) At the Closing, the Company shall deliver or cause to be delivered to the Purchaser the following:

(i) evidence that the Certificate of Designations has been filed and become effective on or prior to the Closing Date with the Secretary of State of the State of Delaware;

(ii) the executed legal opinion of Company Counsel, in the form attached hereto as Exhibit D;

(iii) a certificate dated as of the Closing Date and signed by the chief executive officer of the Company certifying as to the fulfillment of each of the conditions set forth in Section 5.1;

(iv) a certificate, executed by the Secretary of the Company and dated as of the Closing Date, certifying as to (i) the resolutions adopted by the Company’s Board of Directors in a form reasonably acceptable to such Purchaser, (ii) the Certificate of Incorporation and (iii) the Bylaws, each as in effect at the Closing.

(v) the Stockholder’s Agreement in the form of Exhibit C, duly executed by the Company;

(vi) the Registration Rights Agreement in the form of Exhibit B, duly executed by the Company and the other entities and individuals listed on the signature pages thereto;

(vii) certificates representing the number of the Shares, registered in the name of the Purchaser or its designee;

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(viii) a letter relating to certain management rights in the form of Exhibit E, duly executed by the Company; and

(ix) any other document reasonably requested by the Purchaser or Purchaser Counsel.

(b) At the Closing, the Purchaser shall deliver or cause to be delivered to the Company the following: (i) the Purchase Price, in U.S. Dollars and in immediately available funds, by wire transfer to an account designated in writing by the Company for such purpose; and (ii) each Transaction Document to which the Purchaser is a signatory, duly executed by the Purchaser.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. The Company represents and warrants to the Purchaser that, except as set forth in (i) the Section or subsection of the Disclosure Schedule delivered by the Company to the Purchaser contemporaneously with the execution and delivery of this Agreement corresponding to the Sections or subsections of this Article 3; and (ii) the reports filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, since July 10, 2007 (the foregoing materials being collectively referred to herein as the “SEC Reports”, as of the date hereof and as of the Closing Date, that the statements contained in this Section 3.1 are true and correct. The Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Section 3.1, and shall qualify (1) the corresponding paragraph in this Section 3.1 and (2) the other paragraphs in this Section 3.1 only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs.

(a) Subsidiaries. The Company does not directly or indirectly control or own any interest in any other corporation, partnership, joint venture or other business association or entity, other than Global BPO Security Corporation and River Acquisition Subsidiary Corp. (the “Subsidiaries”). The Company owns, directly or indirectly, all of the capital stock of the Subsidiaries free and clear of any lien, charge, claim, security interest, encumbrance, right of first refusal or other restriction (collectively, “Liens”), other than restrictions on transfer arising under U.S. federal or state securities laws and regulations. All the issued and outstanding shares of capital stock of the Subsidiaries are validly issued and fully paid, non-assessable and free of preemptive and similar rights. For purposes of clarity, Stream Holdings Corporation (“Stream”) and its subsidiaries shall not be considered “Subsidiaries” for purposes of this Agreement.

(b) Organization and Qualification. Each of the Company and the Subsidiaries is an entity duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted or contemplated to be conducted, except in the case of Subsidiaries where the failure to be in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each

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of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Authorization; Enforcement. The Company has the requisite power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents (the “Transactions”) and otherwise to carry out its obligations hereunder and under the Transaction Documents. The execution and delivery of each of the Transaction Documents to which it is a party by the Company and the consummation of the Transactions have been duly authorized by all necessary action on the part of the Company and no further consent or action is required by the Company, its board of directors or its stockholders other than the Required Approvals (as defined below). Each Transaction Document to which the Company is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

(d) No Conflicts. The execution, delivery and performance of the Transaction Documents to which the Company is a party by the Company and the consummation of the Transactions do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any Material Contract, or (iii) assuming that the Required Approvals (as defined below) are obtained, result in a violation of any law, rule, regulation, order (including federal and state securities laws and regulations) or the rules and regulations of any self-regulatory organization to which the Company or its securities are subject, or by which any property or asset of the Company or any Subsidiary is bound or affected (collectively, “Laws”), or any judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or any Subsidiary is subject.

(e) Filings, Consents and Approvals. Neither the Company nor any Subsidiary is required to obtain any material consent, waiver, authorization or order of, or make any filing or registration with, any Governmental Authority or other Person in connection with the execution or delivery by the Company of the Transaction Documents to which it is a party or the consummation of the Transactions, other than (i) the required filing of the Certificate of Designations contemplated by Section 2.2(a)(i), (ii) the filing with the Commission of any registration statement pursuant to the Registration Rights Agreement, (iii) the approval from the Trading Market for the listing of the Underlying Shares for trading thereon, (iv) the filing following the Closing Date of a Form D with the Commission and compliance with the securities and blue sky laws in the states in which the Shares and the Underlying Shares, are offered and sold, if any, (v) the filing of a Schedule TO, and other related filings, with the Commission with respect to the Tender Offer (as earlier defined), (vi) an appropriate filing of a Notification and Report Form pursuant to the HSR Act, (vii) the filing of a proxy statement and other soliciting materials with the Commission in connection with seeking stockholder approval for the sale and

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issuance of the Shares and the acquisition of Stream pursuant to this Agreement and the Merger Agreement (as defined in Section 3.1(z)) and (viii) the approval of the shareholders of the Company for the issuance of the Shares and the terms thereof (collectively, the “Required Approvals”).

(f) Issuance of the Securities. The Securities are duly authorized and, when issued and paid for in accordance with the Transaction Documents, will be validly issued, fully paid and nonassessable, free and clear of all Liens and shall not be subject to preemptive rights or similar rights of stockholders. The Company has reserved from its duly authorized capital stock a number of Common Shares for issuance upon the conversion of the Shares and exercise of the Founder Warrants not less than the total number of Underlying Shares. Neither the issuance of the Shares to the Purchaser or the issuance of the Underlying Shares upon conversion of the Shares and exercise of the Founder Warrants will subject the Purchaser to any liability or obligation of any kind in respect of or relating to the operation of the business of the Company.

(g) Capitalization.

(i) The authorized capital stock of the Company consists of (a) 119,000,000 shares of common stock, par value $0.001 per share, 31,250,000 of which shares were issued in the initial public offering of the Company (the “IPO”) and are outstanding and 7,812,500 shares of which were issued to certain officers, directors and Affiliates of the Company and are outstanding, and (b) 1,000,000 shares of preferred stock $0.001 par value, none of which are outstanding. All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to (or has been issued in violation of) preemptive rights. As of the date hereof, there are (i) warrants with an exercise price of $6.00 per share to purchase up to 31,250,000 Common Shares (the “IPO Warrants”) issued in the IPO; (ii) Options to purchase 1,562,500 units with an exercise price of $9.60 per unit (except that the exercise price of the warrants underlying such units equals $7.20 per share Common Share) (the “Underwriter Options”); and (iii) 7,500,000 outstanding Founder Warrants with an exercise price of $6.00 per share to purchase up to 7,500,000 shares of the Common Shares issued to certain officers, directors and Affiliates of the Company (together with the IPO Warrants, the “Company Warrants”). Except as described in this Section 3.1(g), there are no other issued or outstanding shares of capital stock as of the date hereof or Options to acquire capital stock or securities convertible or exchangeable into shares of capital stock of the Company. All outstanding shares of Common Shares, all of the outstanding Company Warrants, and all of the Underwriter Options have been issued and granted in compliance with (x) all applicable securities laws and, in all material respects, other applicable Laws and (y) all requirements set forth in any applicable Material Contract. The Company has delivered to the Purchaser complete and correct copies of the Company Warrants and Underwriter Options, including all documents relating thereto.

(ii) Except as set forth in this Section 3.1(g) there are no outstanding (i) shares of capital stock of or other voting securities or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in the Company or (iii)

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options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities, except for the repurchase by the Company of Common Shares in connection with the exercise of dissenters’ conversion rights pursuant to its Certificate of Incorporation.

(h) SEC Reports; Press Releases; Financial Statements. The SEC Reports constitute all reports required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, since July 10, 2007. The Company has filed each of the SEC Reports on a timely basis. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP and fairly present in all material respects the financial position of the Company and its Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments which will not be material. The Company has filed as exhibits to its SEC Reports all Material Contracts to which the Company or any Subsidiary is a party or to which the property or assets of the Company or any Subsidiary are subject that are required to be filed. The Company does not have pending before the Commission any request for confidential treatment of information. The Company is in compliance with applicable requirements of the Sarbanes-Oxley Act of 2002 and applicable rules and regulations promulgated by the Commission thereunder in effect as of the date of this Agreement, except where such noncompliance, individually or in the aggregate, has not resulted in, and could not reasonably be expected to result in, a Material Adverse Effect.

(i) Taxes. The Company and the Subsidiaries have accurately prepared and timely filed all material federal, state, local and foreign income and franchise and other Tax returns required to be filed and have paid all Taxes due whether or not shown on such returns, and no Tax deficiency has been determined adversely to the Company or the Subsidiaries. No Tax returns of the Company or any Subsidiary have been, or are currently being, audited, and to the Company’s knowledge, no Tax deficiency assessment or proposed adjustment against the Company or any Subsidiary is pending. Neither the Company nor any Subsidiary has waived or extended any statute of limitations at the request of any taxing authority. There are no outstanding Tax sharing agreements or other such arrangements between the Company or any Subsidiary and any other person. Neither the Company nor any of its Subsidiaries has engaged in a listed transaction, or to the knowledge of the Company, a reportable transaction, each as described in Treasury Regulation Section 1.6011-4. For purposes of this Agreement, “Taxes”

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means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind in the nature of taxes (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any governmental authority or other taxing authority, including: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customer’s duties, tariffs and similar charges.

(j) Material Changes. Since March 31, 2008, except as specifically disclosed in the SEC Reports, there has been no event, occurrence or development that, individually or in the aggregate, has resulted in, or that could reasonably be expected to result in, a Material Adverse Effect, and neither the Company nor any of its Subsidiaries has (i) altered its method of accounting or the identity of its auditors, (ii) declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, except for the Redemption Agreement (as defined in the Merger Agreement) or (iii) issued any equity securities to any officer, director or Affiliate.

(k) Litigation. There is no Proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents, the Transactions or the Securities or (ii) has, individually or in the aggregate, resulted in, or could reasonably be expected to result in, a Material Adverse Effect. Neither the Company nor any Subsidiary, nor, to the Company’s knowledge, any director or officer thereof (in his or her capacity as such), is or has been found liable or guilty in any Proceeding involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company, any Subsidiary or any current or former director or officer thereof (in his or her capacity as such).

(l) Labor Relations. The Company and the Subsidiaries (i) are in compliance with all terms and conditions of employment and all Employment Laws and (ii) have not and are not engaged in any unfair labor practice and no unfair labor practice complaint, or arbitration proceeding is pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary.

(m) Employee Benefits.

(i) Section 3.1(m) of the Disclosure Schedule contains a complete and accurate list of all Company Plans. For purposes of this Section 3.1(m), a “Company Plan” shall mean any Employee Benefit Plan maintained, or contributed to (including any multiemployer plan, as defined in Section 3(37) of ERISA) by the Company, any Subsidiary or any entity which is, or at any applicable time was, a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Internal Revenue Code of 1986, as amended (the “Code”)), (2) a group of trades or businesses under

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common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or any Subsidiary (an “ERISA Affiliate”), except that Company Plan shall not include any plan covering employees of Stream. For purposes of this Section 3.1(m), “Employee Benefit Plan” shall mean any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation. Neither the Company, any Subsidiary, nor any ERISA Affiliate has any liability in respect of post-retirement health, medical or life insurance benefits for any former or current employees of the Company or its Subsidiaries except as required to avoid excise tax under Section 4980 of the Code.

(ii) Each Company Plan has been administered in all material respects in accordance with its terms and each of the Company, the Subsidiaries and the ERISA Affiliates has in all material respects met its obligations with respect to each Company Plan and has made all required contributions thereto. The Company, each Subsidiary and each Company Plan are in compliance in all material respects with the currently applicable provisions of ERISA and the Code and the regulations thereunder (including Section 4980 B of the Code, Subtitle K, Chapter 100 of the Code and Sections 601 through 608 and Section 701 et seq. of ERISA). All filings and reports as to each Company Plan required to have been submitted to the Internal Revenue Service or to the United States Department of Labor have been duly submitted. No Company Plan has assets that include securities issued by the Company or any ERISA Affiliate.

(iii) The consummation by the Company of the transactions contemplated by this Agreement will not entitle any employee or independent contractor of the Company or any Subsidiary to severance pay, a parachute payment or accelerate the time of payment or vesting or trigger any payment of funding of compensation, benefits, grants or awards under, increase the amount payable or trigger any other material obligation pursuant to, any Company Plan.

(n) Compliance. Except as has not resulted in, and is not reasonably expected to result in, a Material Adverse Effect (either individually or in the aggregate), to the knowledge of the Company, neither the Company nor any Subsidiary:

(i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any Material Contract (and to the knowledge of the Company no other party is, in default thereunder), which default would give the other party the right to terminate or modify in any material respect such Material Contract or would accelerate any payment or material obligation by the Company or any Subsidiary;

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(ii) is in violation of any order of any Governmental Authority;

(iii) has violated (nor has any employee of the Company violated) the U.S. Foreign Corrupt Practices Act, as amended; and

(iv) no current stockholder, director, officer, employee or agent of the Company or of any Subsidiary has, directly or indirectly, made or agreed to make on behalf of, or for the benefit of, the Company, any unlawful or illegal (X) payment, (Y) gift or (Z) political contribution to any customer, supplier, governmental employee or other Person who is or may be in a position to assist or hinder the business of the Company or any Subsidiary.

(o) Regulatory Permits. The Company and the Subsidiaries possess and are in compliance with the terms and conditions of, all certificates, authorizations, approvals and permits necessary for the Company or any such Subsidiary to own, lease and operate its properties or to conduct their respective businesses as described in the SEC Reports (collectively, “Permits”), except where the failure to posses or comply with a Permit, individually or in the aggregate, has not resulted in, and could not reasonably be expected to result in, a Material Adverse Effect, and to the Company’s knowledge neither the Company nor any Subsidiary has received any written notice of Proceedings relating to the revocation or modification (wherein such modification would have a Material Adverse Effect) of any Permit.

(p) Patents and Trademarks. The Company and the Subsidiaries own, or possess a valid and enforceable written license to use, all Intellectual Property that is used or held for use by the Company or its Subsidiaries in connection with their respective businesses as described in the SEC Reports, as currently conducted, except where such failure to so possess, individually or in the aggregate, has not resulted in, and could not reasonably be expected to result in, a Material Adverse Effect.

(q) Insurance. The Company and the Subsidiaries are insured against such losses and risks and in such amounts as are reasonably prudent and customary in the businesses in which the Company and the Subsidiaries are engaged. Neither the Company nor any Subsidiary has any knowledge or notice that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business on terms consistent with the market for the Company’s and such Subsidiaries’ respective lines of business. All premiums due and payable with respect to the insurance policies maintained by the Company and the Subsidiaries have been paid to date.

(r) Transactions With Affiliates. Except as set forth in the SEC Reports, none of the officers, directors or stockholders or other Affiliates of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director, or such Affiliate or, to the knowledge of the Company, any entity in which any officer, director, or Affiliate has a substantial interest or is an officer, director, trustee or partner. To the knowledge of the

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Company, none of the Employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as an Employee, and other than immaterial arrangements inherited in connection with an acquisition by the Company of a business with which that Employee was previously associated), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any Employee or, to the knowledge of the Company, any entity in which any Employee has a substantial interest or is an officer, director, trustee or partner.

(s) Certain Fees. No brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions provided for in this Agreement. Except for the Purchaser’s interest in the Company following the Closing, the Purchaser shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by this Agreement. The Company shall indemnify and hold harmless the Purchaser, its employees, officers, directors, agents, partners and Affiliates, from and against all claims, Losses, damages, costs (including the costs of preparation and attorney’s fees) and expenses suffered in respect of any such claimed or existing fees, as such fees and expenses are incurred.

(t) Private Placement. Neither the Company nor any Person acting on the Company’s behalf has sold or offered to sell or solicited any offer to buy the Securities by means of any form of general solicitation or advertising. Neither the Company nor any of its Affiliates nor any Person acting on the Company’s behalf has, directly or indirectly, at any time within the past six months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Section 4(2) of the Securities Act or Regulation D under the Securities Act in connection with the offer and sale of the Securities to the Purchaser as contemplated hereby or (ii) cause the offering of the Securities pursuant to the Transaction Documents to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or stockholder approval provisions, including without limitation under the rules and regulations of the Trading Market.

(u) Listing and Maintenance Requirements. The Common Shares, IPO Warrants and units to purchase one Common Share and one IPO Warrant are listed and posted for trading on the Trading Market and the Company has not, since October 23, 2007, received notice from the Trading Market to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is in compliance in all material respects with all such listing and maintenance requirements and, after giving effect to the transactions contemplated hereby and by the other Transaction Documents, will remain in compliance in all material respects with all such listing and maintenance requirements, except where such non-compliance is caused by a reduction in the number of holders of Common Shares as a result of the Tender Offer or the cancellation of Common Shares upon the exercise of dissenters’ conversion rights pursuant to the Company’s Certificate of Incorporation.

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(v) Registration Rights. The Company has not granted or agreed to grant to any Person any rights (including “piggy back” registration rights) to have any securities of the Company registered with the Commission or any other governmental authority that are currently pending and that have not been satisfied.

(w) Application of Takeover Protections. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s Certificate of Incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Purchaser as a result of the Purchaser and the Company fulfilling their respective obligations or exercising their respective rights under the Transaction Documents, including without limitation the Company’s issuance of the Securities and the Purchaser’s ownership of the Securities.

(x) Investment Company. The Company is not, and is not an Affiliate of, an investment company within the meaning of the Investment Company Act of 1940, as amended.

(y) Environmental Matters. The Company and the Subsidiaries have complied in all material respects with all applicable Environmental Laws. The Company and the Subsidiaries have not received any written notice, demand, letter, claim or request for information alleging that the Company or any Subsidiary may be in violation of or liable under any Environmental Law. The Company and the Subsidiaries are not subject to any orders, decrees, injunctions or other arrangements with any Governmental Authority or subject to any indemnity or other agreement with any third party relating to Liability under any Environmental Law.

(z) Stream. The Company has entered into an Agreement and Plan of Merger, dated as of January 27, 2008, as amended as of June 2, 2008 (as in effect on the date hereof, the “Merger Agreement”), with River Acquisition Subsidiary Corp., a wholly-owned subsidiary of the Company, and Stream and such Merger Agreement is in full force and effect. The Company has provided Purchaser with true, complete and correct copies of all exhibits, schedules and/or annexes to the Merger Agreement and of any other agreements that have been entered into in connection with the Merger Agreement. To the knowledge of the Company, the representations and warranties of Stream in the Merger Agreement are true and correct in all material respects (without giving effect to any qualifications as to materiality therein), Stream is in compliance in all material respects with all covenants under the Merger Agreement, and there has been no event, circumstance or condition that could result in a default under the Merger Agreement or has given rise to, or could reasonably be expected to give rise to, a right of termination by the Company under the Merger Agreement. The representations and warranties of the Company in the Merger Agreement are true and correct in all material respects (without giving effect to any qualifications as to materiality therein), the Company is in compliance in all material respects with all covenants under the Merger Agreement, and there has been no event, circumstance or condition that could result in a default under the Merger Agreement or has given rise to, or could reasonably be expected to give rise to, a right of termination by Stream under the Merger Agreement. The acquisition of Stream pursuant to the Merger Agreement will, if consummated in accordance with the terms of the Merger Agreement, satisfy the requirements for the consummation of, and will constitute, a Business Combination (as defined in the Company’s Second Amended and Restated Certificate of Incorporation).

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(aa) Manipulation of Price. The Company has not and to its knowledge no one acting on its behalf has, directly or indirectly, (i) taken any action designed to or that has constituted or that could reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company in connection with the offering of the Shares, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Shares, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

(bb) Trust Fund. As of the date hereof and at the Closing Date, the Company has or its Subsidiaries have and will have at least $245,000,000 (the “Trust Fund”), invested in U.S. government securities or in money market funds in a trust account at Banc of America LLC (the “Trust Account”), held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement between the Company and the Trustee (the “Trust Agreement”). Upon consummation of the merger pursuant to the Merger Agreement and notice thereof to the Trustee, the Trust Account will terminate and the Trustee shall thereupon be obligated to release as promptly as practicable to the Company, its Subsidiaries or designees the Trust Fund held in the Trust Account , which Trust Fund will be (i) free of any Lien, proceeding or order whatsoever, after taking into account (A) the Conversion Payments (as defined in the Merger Agreement), (B) the deferred underwriters discount of up to $7,500,000 and any accrued and unpaid expenses and (ii) an amount at least equal to the purchase price payable under the Merger Agreement. Effective as of the Closing, the obligations of the Company to dissolve or liquidate within the specified time period contained in the Company’s certificate of incorporation will terminate, and effective as of the Closing the Company shall have no obligation whatsoever to dissolve and liquidate the assets of the Company by reason of the consummation of the merger contemplated by the Merger Agreement or the transactions contemplated thereby. Following the Effective Time, no Company stockholder shall be entitled to receive any amount from the Trust Account except to the extent such stockholder votes against the approval of this Agreement and the transactions contemplated thereby and demands, contemporaneous with such vote, that the Company convert such stockholder’s IPO Shares (as defined in the Merger Agreement) into a Conversion Payment (as defined in the Merger Agreement) pursuant to the Company’s certificate of incorporation.

3.2 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Company as follows:

(a) Investment Intent. The Purchaser is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act. The Purchaser is not acquiring the Securities with a view to any distribution thereof or with any present intention of offering or selling any of the Securities in a transaction that would violate the Securities Act or any state securities laws or any other applicable jurisdiction, without prejudice, however, to the Purchaser’s right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal or state securities laws. Nothing contained herein shall be deemed a representation or warranty by the Purchaser to hold the Securities for any period of time. The Purchaser understands that the Securities have not been registered under the Securities

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Act, and therefore the Securities may not be sold, assigned or transferred in the U.S. other than pursuant to (i) a registration statement under the Securities Act, or (ii) an exemption from such registration requirements.

(b) General Solicitation. The Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(c) Organization. The Purchaser was not organized for the specific purpose of acquiring the Shares or the Underlying Shares.

(d) Reliance on Exemptions. The Purchaser understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of U.S. federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Purchaser’s representations and warranties set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Securities.

(e) Organization; Authority. The Purchaser is an entity duly organized, validly existing and in good standing under the laws of the State of Delaware with the requisite partnership power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution, delivery and performance by the Purchaser of the Transaction Documents to which it is a party have been duly authorized by all necessary corporate or, if the Purchaser is not a corporation, such partnership, limited liability company or other applicable like action, on the part of the Purchaser. Each of the Transaction Documents to which the Purchaser is a party has been duly executed by the Purchaser and, when delivered by the Purchaser in accordance with terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms.

(f) Broker-Dealer. The Purchaser is not a registered broker-dealer or engaged in the business of a broker-dealer.

ARTICLE 4

OTHER AGREEMENTS OF THE PARTIES

4.1 Stockholder’s Agreement and Transfer Restrictions.

(a) The Securities may only be disposed of pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with any applicable state securities laws. In connection with any transfer of Securities other than (i) pursuant to an effective registration statement, (ii) to the Company or (iii) pursuant to Rule 144 promulgated under the Securities Act, except as otherwise set forth herein, the Company may require the transferor to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect

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that such transfer does not require registration under the Securities Act. The Company shall not register and transfer the Shares or Underlying Shares in violation of this Section 4.1. Notwithstanding the foregoing, the Company hereby consents to and agrees to register on the books of the Company and with its transfer agent, without any such legal opinion, any transfer of Securities by the Purchaser to an Affiliate of the Purchaser in accordance with the Stockholder’s Agreement.

(b) In addition to the legends required to be imprinted pursuant to the Stockholder’s Agreement, the Purchaser agrees to the imprinting on any certificate evidencing Securities, except as otherwise permitted by Section 4.1(c), of a restrictive legend in substantially the form as follows, together with any additional legend required by (i) any applicable state securities laws and (ii) any securities exchange upon which such Securities may be listed:

“NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS.”

(c) Certificates evidencing Securities shall not be required to contain such legend or any other legend (i) following any sale of Securities pursuant to an effective registration statement covering the resale of such Securities under the Securities Act, or (ii) following any sale of such Securities pursuant to Rule 144, or (iii) if such Securities are eligible for sale under Rule 144(b)(1), or (iv) if such legend is not required under applicable requirements of the Securities Act (including pronouncements issued by the Staff of the Commission). At such time as a legend is no longer required for certain Securities, the Company will, no later than three Trading Days following the delivery by the Purchaser to the Company or the Company’s transfer agent of a legended certificate representing such Securities, and a request for legend removal, accompanied in the case of a request under Section 4.1(c)(iv) by an opinion of counsel to the Purchaser to the effect that such legend is not required, deliver or cause to be delivered to the Purchaser a certificate representing such Securities that is free from all restrictive and other legends. The Company may not give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section.

4.2 Furnishing of Information. With a view to making available to the Purchaser the benefits of Rule 144 promulgated under the Securities Act, the Company agrees to use its best

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reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act or otherwise to make and keep “public information available” (as understood and defined in Rule 144).

4.3 Reservation and Listing of Securities.

(a) The Company shall maintain a reserve from its duly authorized Common Shares for issuance pursuant to the Transaction Documents in such amount as may be required to fulfill its obligations in full under the Transaction Documents.

(b) The Company shall (i) prepare and timely file with the Trading Market an additional shares listing application covering all of the Underlying Shares issued or issuable under the Transaction Documents, (ii) use commercially reasonable efforts to cause such Underlying Shares to be approved for listing on the Trading Market as soon as practicable thereafter, (iii) provide to the Purchaser evidence of such listing, and (iv) use commercially reasonable efforts to maintain the listing of such Underlying Shares on such Trading Market.

4.4 Use of Proceeds. The Company shall use the net proceeds to purchase Common Shares pursuant to the Tender Offer and, to the extent insufficient shares are tendered to require such use, for general corporate purposes.

4.5 Exclusivity. From and after the date hereof and up to and through the Closing, neither the Company nor its agents shall, directly or indirectly, solicit, initiate, respond to, except as required by law, or encourage any proposal or offer from any other party relating to any equity or equity linked financing transaction, or any sale of all or any material part of the Company’s or any Subsidiary’s business or assets, including, without limitation, any asset sale, exclusive license, merger, reorganization or other form of business combination having an effect or result similar to the transaction contemplated herein, or any transaction that would otherwise be inconsistent with the transactions contemplated by this Agreement. The Company will promptly notify the Purchaser in writing describing any contact between the Company or any Subsidiary or any of their respective agents or representatives and any other person or entity regarding any such discussion, offer, proposal or inquiry prior to and including the Closing Date, and in all cases the Purchaser will be given the opportunity to match the terms of any alternative transaction that is considered prior to and including the Closing Date.

4.6 Indemnification.

(a) Indemnification of the Purchaser. Subject to the limitations set forth in Section 4.11, the Company shall indemnify, to the fullest extent lawful, and hold harmless the Purchaser and any Related Person from and against any and all Losses, as incurred, directly or indirectly arising out of, based upon or relating to (i) any breach by the Company of any of the representations, warranties or covenants made by the Company in this Agreement or any other Transaction Document, or any allegation by a third party that, if true, would constitute such a breach or (ii) any Proceeding brought by or against any Person other than the Company, directly or indirectly, in connection with or as a result of any of the Transactions. The indemnification and expense reimbursement obligations of the Company under this paragraph shall be in addition to any liability that the Company may otherwise have and shall be binding upon and inure to the

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benefit of any successors, assigns, heirs and personal representatives of the Purchaser and any Related Persons of the Purchaser. If the Company breaches its obligations under any Transaction Document, then, in addition to any other liabilities the Company may have under any Transaction Document or applicable law, the Company shall pay or reimburse the Purchaser on demand for all costs of collection and enforcement (including reasonable attorneys fees and expenses). Without limiting the generality of the foregoing, the Company specifically agrees to reimburse the Purchaser on demand for all costs of enforcing the indemnification obligations in this paragraph.

(b) Exculpation by the Company. The Company agrees that the Purchaser shall not have any liability to the Company or any person asserting claims on behalf of or in right of the Company in connection with this Agreement or the Purchaser’s position as Purchaser hereunder, except for liabilities determined in a final judgment by a court of competent jurisdiction to have resulted from a breach of the Purchaser’s obligations under this Agreement or directly from any acts or omissions undertaken or omitted to be taken by the Purchaser through its gross negligence or willful misconduct.

(c) Limitation of Liability and Damages. Notwithstanding any other provisions of this Agreement, the Company shall not be liable to the Purchaser under Section 4.6(a) for (i) incidental, indirect, special, exemplary, consequential or punitive damages or (ii) damages in excess of the Purchase Price.

(d) Non-Exclusive Remedy. For purposes of clarity, the provisions contained in this Section 4.6 shall not constitute the exclusive remedies of the Purchaser hereunder.

(e) Survival. This Section 4.6 shall be subject to the survival provisions set forth in Section 6.11. Any claim or dispute asserted in writing prior to the expiration of the survival period shall survive with respect to such claim or dispute until the final resolution thereof.

4.7 Approvals; Further Assurances; Taking of Actions.

(a) The Company shall use its commercially reasonable efforts to take or cause to be taken all actions, and to do or cause to be done all other things, necessary, proper or advisable to (i) consummate the transactions contemplated by the Agreement and any other Transaction Document as promptly as practicable, and (ii) obtain in a timely manner all necessary waivers, consents and approvals and effect all necessary registrations and filings, including, without limitation, as set forth in Section 4.7(b) below. The Company shall comply in all material respects with each of its covenants and obligations under the Merger Agreement. The Purchaser and the Company shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing. The Purchaser and the Company shall use their respective commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law in connection with the transactions contemplated by this Agreement and any other Transaction Document. The Company shall give any notices to third parties, and use their commercially reasonable efforts to obtain any third party consents related to or required in connection with or to consummate the transactions contemplated hereby.

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(b) The Company shall take all actions in accordance with applicable law, its certificate of incorporation and by-laws and the AMEX rules to promptly and duly call, give notice of, convene and hold as promptly as practicable after date hereof, a meeting of its stockholders (the “Stockholder Meeting”) for the purpose of considering and voting upon the issuance of the Shares hereunder (the “Stock Issuance Proposal”). The board of directors of the Company shall recommend approval and adoption of the Stock Issuance Proposal by the stockholders of the Company and include such recommendation in a proxy statement and shall not withdraw or modify, or propose or resolve to withdraw or modify in a manner adverse to the Purchaser, its recommendation that the Company’s stockholders vote in favor of the Stock Issuance Proposal; provided that the board of directors of the Company may, to the extent required by its fiduciary obligations, change its recommendation. As promptly as practicable after the execution of this Agreement, the Company, in cooperation with the Purchaser, shall prepare and file an amendment to its preliminary proxy statement initially filed on February 12, 2008 with the Commission, to include the Stock Issuance Proposal and a description of the Tender Offer (the “Proxy Statement”). The Company shall respond to any comments of the Commission or its staff and shall cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time after the resolution of any such comments. Purchaser will furnish to the Company all information reasonably requested by the Company to respond to any comments of the Commission or its staff and shall cooperate with the Company to respond to such comments. The Company shall cause all documents that it is responsible for filing with the Commission or other regulatory authorities under this Section 4.7 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. The Company shall allow the Purchaser’s full participation in the preparation of the Proxy Statement and any amendment or supplement thereto and shall consult with the Purchaser and its advisors concerning any comments from the Commission with respect thereto. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Stockholder Meeting to the extent necessary to ensure that any required supplement or amendment to the proxy statement is provided to the Company’s stockholders or, if as of the time for which the Stockholder Meeting is originally scheduled there are insufficient Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholder Meeting.

4.8 HSR Filing. In furtherance and not in limitation of Section 4.7, each of the Purchaser and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 10 Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

4.9 Public Announcements. The Company and the Purchaser shall consult with each other before issuing any press release or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with or rule of any national securities exchange, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation.

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4.10 Negative Covenants. Except as contemplated by this Agreement, during the period from the date of this Agreement to the Closing, the Company shall (and shall cause each Subsidiary to) conduct its operations in the ordinary course of business and in compliance with all applicable laws and regulations and, to the extent consistent therewith, use its commercially reasonable efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and preserve its relationships with others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, prior to the Closing, the Company shall not (and shall cause each Subsidiary not to), without the written consent of the Purchaser:

(a) issue or sell any stock or other securities of the Company or any Subsidiary or any options, warrants or rights to acquire any such stock or other securities, amend any of the terms of any Company Warrants or repurchase or redeem any shares of capital stock or other securities of the Company other than:

(i) the payment for and cancellation of shares upon the exercise of dissenters’ conversion rights pursuant to the Company’s certificate of incorporation;

(ii) the issuance of Common Shares (or the grant of options therefor) to employees, directors or officers of, or consultants to, the Company or any Subsidiary pursuant to any plan, agreement or arrangement approved by the Board of Directors of the Company;

(iii) the issuance of any Common Shares upon the exercise of Company Warrants outstanding on the date hereof; or

(iv) the repurchase of the Underwriter Options.

(b) split, combine or reclassify any shares of its capital stock; or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

(c) create, incur or assume any indebtedness (including obligations in respect of capital leases), other than borrowings of up to $50,000,000 or in connection with the acquisition of Stream on terms no less favorable than as set forth in the PNC Credit Agreement;

(d) acquire, sell, lease, license or dispose of any assets or property (including any shares or other equity interests in or securities of any Subsidiary), other than the acquisition of Stream pursuant to the Merger Agreement;

(e) amend its certificate of incorporation, by-laws or equivalent organizational documents (except to authorize additional Common Shares at the Closing, provide for the perpetual existence of the Company, and change the name of the Company);

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(f) except for Conversion Payments (as defined in the Merger Agreement) to stockholders properly perfecting their rights to receive Conversion Payments and less than 30% of the IPO Shares (as defined in the Merger Agreement), declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(g) acquire (by merger, consolidation or acquisition of stock or assets), or submit or execute a letter of intent to acquire, or allow to become “probable” as determined pursuant to Regulation S-X of the Exchange Act, any acquisition of, any corporation, partnership or other business organization or division or line of business;

(h) modify its current investment policies or investment practices in any material respect except to accommodate changes in applicable Law or consummate the transactions contemplated by the Merger Agreement;

(i) transfer, sell, lease, mortgage, or otherwise dispose of or subject to any Lien (except Permitted Liens as defined in the Merger Agreement) any of its assets other than in the ordinary course of business consistent with past practice or pursuant to the PNC Credit Agreement;

(j) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(k) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, or Options, except for the payment for and cancellation of shares upon the exercise of dissenters’ conversion rights pursuant to the Company’s certificate of incorporation;

(l) assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice;

(m) enter into any transaction with, or enter into any agreement, arrangement, or understanding with any Affiliate of the Company;

(n) enter into, amend, terminate or grant any waiver or consent under any Material Contract, including the Merger Agreement; or

(o) take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described in Sections 4.10(a) through (n) hereof or any action which would result in any of the conditions set forth in Article 5 not being satisfied or would materially delay the Closing.

4.11 Trust Fund Waiver. The Purchaser acknowledges that, except for a portion of the interest earned on the amounts held in the Trust Account to which the Company is entitled to, held in trust by the Trustee pursuant to the Trust Agreement, the Company or the Subsidiaries may disburse monies from the Trust Account only: (a) to the Company’s public stockholders in

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the event of the redemption of their shares or the dissolution and liquidation of the Company, (b) to the Company (or the Subsidiaries) and Deutsche Bank Securities Inc. (with respect to Deutsche Bank Securities Inc.’s deferred underwriting compensation only) after the Company consummates a Business Combination (as defined in the Company’s certificate of incorporation as amended to date) or (c) as consideration to the sellers of a target business with which the Company completes a business combination, all in accordance with the Company’s certificate of incorporation, as amended to date, and the Trust Agreement. The Purchaser agrees that, notwithstanding anything to the contrary in the Transaction Documents, it does not now have, and shall not at any time prior to the Closing have, any rights, title, interest or claim of any kind in or to, or make any claim of any kind against, monies held in the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Purchaser, on the one hand, and the Company, on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 4.11 as the “Trust Claims”). Notwithstanding anything to the contrary in the Transaction Documents, the Purchaser hereby irrevocably waives any Trust Claim it may have, now or in the future, and will not seek recourse against, the Trust Account for any reason whatsoever in respect thereof. In the event that the Purchaser commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Company, which proceeding seeks, in whole or in part, relief against the Trust Account or the public stockholders of Company for money damages, the Company shall be entitled to recover from the Purchaser the associated legal fees and costs in connection with any such action, in the event the Company prevails in such action or proceeding.

4.12 Securities Law Compliance. The Purchaser covenants and agrees that it will not make any sale, transfer or other disposition of the Shares or the Underlying Shares in violation of federal or state securities laws. As soon as practicable and legally permissible after the Closing, the Company shall commence the Tender Offer to purchase from its stockholders up to 20,625,001 of the outstanding Common Shares, at a price of $8.00 per share. The Tender Offer will be made in accordance with all applicable laws and regulations, including, without limitation, Rule 13e-4 promulgated under the Exchange Act and otherwise on terms and conditions reasonably satisfactory to the Purchaser. The Company may not increase the number of Common Shares to be purchased or offer to purchase any other securities of the Company pursuant to the Tender Offer without the prior written consent of the Purchaser. The Purchaser agrees it will not transfer any Common Shares to the Company in the Tender Offer and, prior to the commencement of the Tender Offer, the Company shall enter into agreements with all officers, former officers, directors and strategic advisory council members of the Company, and affiliates thereof, pursuant to which they will agree not to tender any of their Common Shares in the Tender Offer.

4.13 Notification of Certain Matters. The Company shall give prompt notice to the Purchaser of any notice or other communication provided by Stream to the Company pursuant to or relating to the Merger Agreement or the transactions contemplated thereby and, to the extent the Company has knowledge, any breach of a representation, warranty or covenant or other default under the Merger Agreement, or any event, condition or circumstance which could adversely affect the transactions contemplated under the Merger Agreement. The Company shall notify the Purchaser promptly of (i) the receipt of any comments from the Commission or its

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staff and of any request by the Commission or its staff for amendments or supplements to the Proxy Statement or for additional information and (ii) any event that occurs with respect to the Company, or any change that occurs with respect to other information included in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, and shall provide the Purchaser and its counsel printer’s copies of all documents filed with the Commission on the same day that they are delivered to the Company and its counsel.

4.14 Disclosure of Transactions and Other Material Information. On or before 8:30 a.m., New York Time, on the fourth Business Day following the date of this Agreement, the Company shall file a Current Report on Form 8-K describing (i) the Merger and attaching the material documents related to the Merger (including, without limitation, the Merger Agreement) and (ii) the terms of the transactions contemplated by the Transaction Documents in the form required by the Exchange Act and attaching the material Transaction Documents (including, without limitation, this Agreement (and all schedules to this Agreement), the form of the Shares and the Registration Rights Agreement) as exhibits to such filing.

4.15 Access. The Company shall, and shall cause its Subsidiaries to, upon reasonable request and notice, provide Purchaser and its authorized agents and representatives reasonable access to management, outside accountants and consultants, facilities, properties, books and records (financial and otherwise) of the Company and its Subsidiaries.

4.16 Founder Warrants Subscription Agreement. The Company confirms and agrees that the Subscription Agreements executed by the holders of the Founder Warrants will not be applicable to Purchaser. Purchaser acknowledges that the Founder Warrants will be subject to the Escrow Agreement (as defined in the Warrant Purchase Agreement). The Company will use its best efforts to obtain all appropriate consents in order for the Purchaser to exchange the Founder Warrants for new warrants for an equal number of Common Shares, with an exercise price of $6.00 per share, a term of ten years from the Closing, not subject to redemption and otherwise substantially the same as the Founder Warrants (the “Replacement Warrants”). As soon as practicable following the closing of the transactions contemplated by the Merger Agreement, but in any event not later than one year and one day after the date of the closing of the transactions contemplated by the Merger Agreement, the Company will take all action necessary to issue to Purchaser the Replacement Warrants.

ARTICLE 5

CONDITIONS

5.1 Conditions Precedent to the Obligations of the Purchaser at the Closing. The obligation of the Purchaser to acquire the Shares at the Closing is subject to the satisfaction or waiver by the Purchaser, at or before the Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all material respects (without giving effect to any qualifications as to materiality therein) as of the date when made and as of the Closing as though made on and as of such date (except for those that are expressly limited to a certain date);

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(b) Performance. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to which it is a party to be performed, satisfied or complied with by it at or prior to the Closing, including, without limitation, delivering or causing the delivery of those items required to be delivered pursuant to Section 2.2(a);

(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents;

(d) Certificate of Designations. The Certificate of Designations shall have been duly adopted and executed and filed with the Secretary of State of the State of Delaware. The Company shall not have adopted or filed any other document designating terms, relative rights or preferences of the Shares. The Certificate of Designations shall be in full force and effect as of the Closing under the laws of Delaware and shall not have been amended or modified, and a copy of the Certificate of Designations certified by the Secretary of State of the State of Delaware shall have been delivered to Purchaser Counsel;

(e) Adverse Changes. Since the date of execution of this Agreement, no event or series of events shall have occurred that has had or reasonably could be expected to have or result in a Material Adverse Effect and no circumstance, development, event, condition or occurrence that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on the results of operations, assets, liabilities, business or condition (financial or otherwise) of Stream and its subsidiaries, taken as a whole, shall have occurred;

(f) No Suspensions of Trading in Common Shares; Listing. Trading in the Common Shares shall not have been suspended by the Commission or the Trading Market (except for any suspensions of trading of not more than one Trading Day solely to permit dissemination of material information regarding the Company) at any time since the date of execution of this Agreement, and the Common Shares shall have been at all times since such date listed for trading on the Trading Market, and the Company shall not have received any notice from the Trading Market alleging or inquiring concerning a violation of the Trading Market’s continued listing criteria or requirements by reason of the Transactions;

(g) HSR Clearance. Any applicable waiting periods under the HSR Act relating to the Transaction Documents (including this Agreement) and the Transactions shall have expired or been terminated;

(h) Shareholder Approval. The Company shall have caused the Stockholder Meeting to be duly called and held for the purpose of voting to approve (the “Approval”) the issuance of the Shares hereunder and the terms thereof and the performance of the agreements set forth in Section 4.7 and the Merger Agreement. The board of directors of the Company shall have recommended the Approval by the Company’s stockholders. In connection with the Stockholder Meeting, the Company shall have (i) filed with the Commission and shall have used its commercially reasonable efforts to obtain clearance from the Commission and shall have thereafter mailed to its stockholders the Proxy Statement, (ii) obtained the Approval and (iii) otherwise complied with all legal requirements applicable to such meeting;

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(i) Stream Merger. All conditions, including the Approval, to the Merger Agreement shall have been (or will be concurrently) satisfied and none of such conditions shall have been waived or modified in any material respect and the Purchaser shall have been provided a copy of any amended Company Disclosure Schedules (as defined in the Merger Agreement) and shall have reasonably determined that such amended Company Disclosure Schedules do not disclose events or circumstances that constitute a Material Adverse Effect (as defined in the Merger Agreement) or that give rise to a termination of the Merger Agreement by the Company. The Merger Agreement and the transactions contemplated by the Merger Agreement shall have been consummated on the terms set forth in the Merger Agreement;

(j) Financing. The Company shall have entered into a credit agreement with PNC Bank, National Association that shall not restrict the Company from repurchasing up to $190 million of Common Shares, Convertible Securities or Options and that shall be on terms otherwise satisfactory to Purchaser and shall provide for total availability of up to $100 million of borrowing through a revolving facility and term debt of approximately $8 million (subject to reduction for scheduled principal repayments by Stream prior to the closing of the transactions contemplated by the Merger Agreement);

(k) Proxy Statement. Any preliminary proxy statement filed with the Commission after the date hereof and the definitive proxy statement in the form sent to stockholders of the Company for approval of the Merger Agreement and the Stock Issuance Proposal, including the description of the Tender Offer, shall be reasonably satisfactory to the Purchaser;

(l) AMEX Approval. The Company shall have (i) filed with the Trading Market an additional shares listing application covering all of the Underlying Shares issued or issuable under the Transaction Documents, (ii) caused such Underlying Shares to be approved for listing on the Trading Market and (iii) provided to the Purchaser evidence of such listing;

(m) Founder Warrants. All of the closing conditions in the Warrant Purchase Agreement shall have been satisfied.

(n) Employment Agreements. The Company shall have entered into employment agreements with R. Scott Murray satisfactory to the Purchaser; and

(o) Underwriter Options. The Company shall have purchased the Underwriter Options from Deutsche Bank Securities Inc. (“Deutsche Bank”) and Robert W. Baird & Co. (“Baird”) in accordance with the terms of the Securities Purchase Agreement dated as of May 21, 2008, by and among the Company, Deutsche Bank and Baird, and the Underwriter Options, and the Common Shares and warrants underlying such Underwriter Options, shall have been cancelled.

(p) Charter Documents. Any indemnification agreements as well as the provisions of the certificate of incorporation and by-laws of the Company with respect to indemnification and exculpation of directors shall be reasonably satisfactory to Purchaser.

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5.2 Conditions Precedent to the Obligations of the Company. The obligation of the Company to sell Securities at the Closing is subject to the satisfaction or waiver by the Company, at or before such Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Purchaser contained herein shall be true and correct in all material respects (without giving effect to any qualifications as to materiality therein) as of the date when made and as of the Closing as though made on and as of such date (except for those that are limited to a certain date);

(b) Performance. The Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to which it is a party to be performed, satisfied or complied with by the Purchaser at or prior to the Closing, including, without limitation, delivering or causing the delivery of those items required to be delivered pursuant to Section 2.2(b);

(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents;

(d) HSR Clearance. Any applicable waiting periods under the HSR Act relating to the Transaction Documents (including this Agreement) and the Transactions shall have expired or been terminated;

(e) Merger. The merger described in Section 5.1(i) above shall have been consummated; and

(f) Shareholder Approval. The Company shall have obtained the Approval.

ARTICLE 6

MISCELLANEOUS

6.1 Termination.

(a) This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date:

(i) By the mutual consent of the Company and the Purchaser;

(ii) By either party hereto if the Closing has not been consummated by October 1, 2008, unless such party’s breach of this Agreement is the cause of the failure to consummate the issuance of the Shares by such date, in which case that party may not terminate;

(iii) the Purchaser if the Company is in material breach of its obligations under this Agreement and such breach continues for more than ten (10) Trading Days after the Company has received written notice of such breach;

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(iv) By either party, if any permanent injunction or other order of a court or other competent governmental agency preventing the consummation of the Transactions or the merger contemplated by the Merger Agreement shall have become final and nonappealable; or

(v) By the Purchaser, if the Merger Agreement has been terminated, or if either the Company or Stream have the right to terminate the Merger Agreement in accordance with the terms thereof.

Sections 4.6, 4.9 and 4.11 and Article 6 of this Agreement shall survive any termination of this Agreement pursuant to this Section 6.1(a).

(b) No termination of this Agreement or any commitments hereunder shall affect the right of any party to sue for any breach by the other party (or parties), subject to Section 4.11.

6.2 Fees and Expenses. If and when Closing occurs, the Company shall pay to the Purchaser the reasonable legal (including fees and disbursements), accounting, consulting, travel and all other out-of-pocket expenses incurred by it in connection with due diligence and the preparation and negotiation of the Transaction Documents and otherwise in connection with the Transactions, from time to time at the Purchaser’s request, but in no event shall the aggregate amount of such fees and expenses payable by the Company exceed $1,000,000. The Company shall satisfy this obligation by directing funds to Purchaser Counsel at the Closing or paying such amount to the Purchaser at the Purchaser’s request. In addition, the Company shall pay to the Purchaser, on the Closing Date, a transaction fee equal to one percent (1.0%) of the Purchase Price. The Company shall pay all filing fees with respect to notifications required under the HSR Act, transfer agent fees, stamp taxes and other taxes and duties levied in connection with the issuance of any Securities.

6.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules. At or after the Closing, and without further consideration, the Company will execute and deliver to the Purchaser such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under the Transaction Documents. The Company acknowledges that the Purchaser has not made any representations, warranties, promises or commitments other than as set forth in this Agreement, including any promises or commitments for any additional investment by the Purchaser in the Company.

6.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 4:30 p.m. (New York City time) on a Trading Day, (ii) the Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Agreement later than 4:30 p.m. (New York City time) on any date and earlier than 11:59 p.m. (New York

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City time) on such date, (iii) the Trading Day following the date of sending, if sent by nationally recognized overnight courier service, specifying next business day delivery or (iv) upon actual receipt by the party to whom such notice is required to be given if delivered by hand. The address for such notices and communications shall be as follows:

If to the Company, to:	Global BPO Services Corp. 125 High Street, 30th Fl. Boston, MA 02110 Attn: R. Scott Murray Phone: (617) 517-3250 Fax: (617) 517-3247

With a copy to:	Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 Attn: Mark G. Borden, Esq. Phone: (617) 526-6675 Fax: (617) 526-5000

If to the Purchaser:	Ares Corporate Opportunities Fund II, L.P. C/O Ares Management, Inc. 1999 Avenue of the Stars Suite 1900 Los Angeles, California 90067 Attn: Jeffrey Schwartz Phone: (310) 201-4100 Fax: (310) 201-4157

With a copy to:	Proskauer Rose LLP 2049 Century Park East Suite 3200 Los Angeles, CA 90067 Attn: Thomas W. Dollinger, Esq. Phone: (310) 557-2900 Fax: (310) 557-2193

or such other address as may be designated in writing hereafter, in the same manner, by such Person by two Trading Days’ prior notice to the other party in accordance with this Section 6.4.

6.5 Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right. Notwithstanding the foregoing, Section 4.11 may not be amended or waived absent the consent of each of the parties hereto.

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6.6 Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

6.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser. The Purchaser may assign its rights under this Agreement with respect to the issuance of Shares to any of its Affiliates prior to the Closing Date and thereafter only with the written consent of the Company; provided that such transferee agrees in writing to be bound, with respect to the transferred rights or Securities, by the provisions hereof and of the applicable Transaction Documents that apply to the “Purchaser.” In the event of any assignment of the rights of the Purchaser to more than one Person in accordance with this section, the provisions of this Agreement shall be deemed amended to reflect more than one Purchaser, mutatis mutandis.

6.8 Non-Recourse. No past, present or future director, officer or stockholder of the Company shall have any liability for any obligations or liabilities of the Purchaser or the Company (as applicable) under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

6.9 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person except that (i) directors, officers and stockholders of the Company shall be beneficiaries of Section 6.8, and (ii) each Related Person is an intended third party beneficiary of Section 4.6 and (in each case) may enforce the provisions of such Section directly against the parties with obligations thereunder.

6.10 Governing Law; Venue; Waiver of Jury Trial. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE CONFLICTS OF LAWS PRINCIPLES OF SUCH STATE. EACH PARTY AGREES THAT ALL LEGAL PROCEEDINGS CONCERNING THE INTERPRETATIONS, ENFORCEMENT AND DEFENSE OF THE TRANSACTIONS CONTEMPLATED BY ANY OF THE TRANSACTION DOCUMENTS (WHETHER BROUGHT AGAINST A PARTY HERETO OR ITS RESPECTIVE AFFILIATES, DIRECTORS, OFFICERS, STOCKHOLDERS, EMPLOYEES OR AGENTS) SHALL BE COMMENCED EXCLUSIVELY IN THE STATE AND U.S. FEDERAL COURTS SITTING IN THE STATE OF DELAWARE. EACH PARTY HERETO HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND U.S. FEDERAL COURTS SITTING IN THE STATE OF DELAWARE FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THIS AGREEMENT), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT

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PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. IF EITHER PARTY SHALL COMMENCE AN ACTION OR PROCEEDING TO ENFORCE ANY PROVISIONS OF THIS AGREEMENT OR ANY TRANSACTION DOCUMENT, THEN THE PREVAILING PARTY IN SUCH ACTION OR PROCEEDING SHALL BE REIMBURSED BY THE OTHER PARTY FOR ITS REASONABLE ATTORNEYS FEES AND OTHER REASONABLE COSTS AND EXPENSES INCURRED WITH THE INVESTIGATION, PREPARATION AND PROSECUTION OF SUCH ACTION OR PROCEEDING.

6.11 Survival. The representations, warranties, agreements and covenants contained herein shall survive the Closing and the delivery, exercise and/or conversion of the Securities, as applicable, until the date that is 12 months after the Closing Date.

6.12 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

6.13 Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

6.14 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever the Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then the Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

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6.15 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agree to waive in any Proceeding for specific performance of any such obligation the defense that a remedy at law would be adequate.

6.16 Adjustments in Share Numbers and Prices. In the event of any stock split, subdivision, dividend or distribution payable in Common Shares (or other securities or rights convertible into, or entitling the holder thereof to receive, directly or indirectly, Common Shares), combination or other similar recapitalization or event occurring after the date hereof, each reference in this Agreement to a number of shares or a price per share shall be amended to appropriately account for such event.

6.17 Tax Treatment of the Preferred Shares. So long as the Shares are held by the Purchaser, the Company shall not treat the Shares as “preferred stock” for purposes of Section 305 of the Code, unless and until there is a “final determination” to the contrary within the meaning of Section 1313(a) of the Code.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have caused this Preferred Stock Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

GLOBAL BPO SERVICES CORP.

By:	/s/ R. Scott Murray
Name:	R. Scott Murray
Title:	Chief Executive Officer

PURCHASER:

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

By:	ACOF MANAGEMENT II, L.P.,
Its General Partner

	By:	ACOF OPERATING MANAGER II, L.P., Its General Partner

		By:	ARES MANAGEMENT, INC.,
Its General Partner

			By:	/s/ Jeffrey Schwartz
			Name:	Jeffrey Schwartz
			Title:	Vice President

Exhibit 10.2

GLOBAL BPO SERVICES CORP.

CERTIFICATE OF DESIGNATIONS

OF

SERIES A CONVERTIBLE PREFERRED STOCK

Pursuant to Section 151 of the Delaware General Corporation Law

Global BPO Services Corp., a Delaware corporation (the “Corporation”), in accordance with the provisions of Section 103 of the Delaware General Corporation Law (the “DGCL”) does hereby certify that, in accordance with Section 141(c) of the DGCL, the following resolution was duly adopted by the board of directors of the Corporation on [            ], 2008:

RESOLVED, that the board of directors of the Corporation pursuant to authority expressly vested in it by the provisions of the Certificate of Incorporation of the Corporation, hereby authorizes the issuance of one series of Preferred Stock designated as the Series A Convertible Preferred Stock, par value $0.001 per share, of the Corporation and hereby fixes the designation, number of shares, powers, preferences, rights, qualifications, limitations and restrictions thereof (in addition to any provisions set forth in the Certificate of Incorporation of the Corporation which are applicable to the Preferred Stock of all classes and series) as follows:

SERIES A CONVERTIBLE PREFERRED STOCK

1. Designation, Amount and Par Value. The following series of preferred stock shall be designated as the Corporation’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”), and the number of shares so designated shall be 150,000. Each share of Series A Preferred Stock shall have a par value of $0.001 per share. The “Stated Value” for each share of Series A Preferred Stock equals the sum of (i) $1,000 plus (ii) any amount added to Stated Value pursuant to Section 3 hereof. The Series A Preferred Stock is to be issued only pursuant to the terms of the Purchase Agreement (as hereinafter defined).

2. Definitions. In addition to the terms defined elsewhere in this Certificate of Designations the following terms have the meanings indicated:

“Acceleration Event” means the occurrence of any one or more of the following events: (i) a Liquidation Event; (ii) a Bankruptcy Event; (iii) immediately prior to a conversion pursuant to Section 7(b) hereof; or (iv) any other Fundamental Transaction.

“Bankruptcy Event” means any of the following events: (a) the Corporation or a Subsidiary of the Corporation commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Corporation or any Subsidiary thereof; (b) there is commenced against the Corporation or any Subsidiary any such case or proceeding that is not dismissed within 60 days after commencement; (c) the Corporation or any Subsidiary is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered; (d) the Corporation or any Subsidiary suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 days; (e) the Corporation or any Subsidiary makes a general assignment for the benefit of creditors; (f) the Corporation or any Subsidiary fails to pay, or states that it is unable to pay or is unable to pay, its debts generally as they become due; (g) the Corporation or any Subsidiary calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or (h) the Corporation or any Subsidiary, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

“Business Day” means any day except Saturday, Sunday and any day on which banking institutions in New York City are authorized or required by law or other governmental action to close.

“Closing Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on the Trading Market, the closing price per share of Common Stock for such date (or the nearest preceding date) on the Trading Market or exchange on which the Common Stock is then listed or quoted; or (b) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the majority in interest of the Holders.

“Common Stock” means the common stock of the Corporation, par value $0.001 per share, and any securities into which such common stock may hereafter be reclassified or exchanged or converted.

“Conversion Price” means $8.00 per share (as adjusted for stock dividends, stock splits, stock combinations or other similar events pursuant to Section 13 hereof occurring after the Original Issue Date) and as adjusted as a result of the exercise by holders of Common Stock of conversion rights as described in Section 13(d) hereof.

“Equity Conditions” means, with respect to a specified issuance of Common Stock, that each of the following conditions is satisfied: (i) the number of authorized but unissued and otherwise unreserved shares of Common Stock is sufficient for such issuance; (ii) the Common Stock is listed or quoted (and is not suspended from trading) on the Trading Market and such shares of Common Stock are approved for listing upon issuance; (iii) no Bankruptcy Event has occurred; (iv) the conversion of the Series A Preferred Stock is permitted by the Trading Market and all other applicable laws, rules and regulations; and (v) the Corporation is not in default with respect to any material obligation hereunder or under any of the Transaction Documents.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fundamental Transaction” means the occurrence of any of the following in one or a series of related transactions: (i) an acquisition after the date of the Purchase Agreement by an individual or legal entity or “group”(as described in Rule 13d-5(b)(1) under the Exchange Act) of more than 35% of the voting rights or voting equity interests in the Corporation; (ii) a replacement of more than one-half of the members of the Corporation’s board of directors with members that are not approved by those individuals who are members of the board of directors on the date of the Purchase Agreement (or other Persons approved by such members to be directors (or their successors so appointed) or appointed pursuant to the terms of the Stockholder’s Agreement; (iii) a merger or consolidation of the Corporation or any Subsidiary or a sale of all or substantially all of the assets of the Corporation in one or a series of related transactions, unless following such transaction or series of transactions, the holders of the Corporation’s securities prior to the first such transaction continue to hold a majority of the voting rights or voting equity interests in of the surviving entity or acquirer of such assets; (iv) a recapitalization, reorganization or other transaction involving the Corporation or any Subsidiary that constitutes or results in a transfer of a majority of the voting rights or voting equity interests in the Corporation; (v) consummation of a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act with respect to the Corporation; (vi) any tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property and as a result thereof the holders of a majority of the shares of Common Stock prior to the offer do not hold securities representing a majority of the voting rights or voting equity interests in the Corporation, except for the tender offer described in the Purchase Agreement; (vii) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities that do not represent a majority of the voting rights or voting equity interests of the Corporation, cash or property; or (viii) the execution by the Corporation of an agreement directly or indirectly providing for any of the foregoing events; provided that none of items (i) through (viii) shall be deemed a Fundamental Transaction if it involves Purchaser (as such term is defined in the Purchase Agreement) or its Related Persons (as such term is defined in the Stockholder’s Agreement) or if it is a transaction approved by the Purchaser pursuant to Section 4.1 of the Stockholder’s Agreement.

“Holder” means any holder of Series A Preferred Stock.

“Junior Securities” means the Common Stock and all other equity or equity equivalent securities of the Corporation, including, without limitation, any securities convertible into or exercisable for shares of Common Stock.

“Liquidation Event” means any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary.

“Original Issue Date” means the date of the first issuance of any shares of Series A Preferred Stock, regardless of the number of transfers of any particular shares of Series A Preferred Stock and regardless of the number of certificates that may be issued to evidence shares of Series A Preferred Stock.

“Person” means any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Post-Conversion Equity” means as of the date of determination that number of shares of Common Stock that are then outstanding or would be outstanding upon the exercise of all rights, options, and warrants (to the extent then exercisable and vested) and conversion of all other securities (including the Series A Preferred Stock) that are convertible into shares of Common Stock.

“Purchase Agreement” means the Preferred Stock Purchase Agreement, dated as of June 2, 2008, among the Corporation and the original purchaser of the Series A Preferred Stock, as the same may be amended or modified in accordance with its terms.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the date of the Purchase Agreement, to be entered into among the Corporation and the Holders upon the Original Issue Date.

“Securities Act” means the Securities Act of 1933, as amended.

“Stockholder’s Agreement” means the Stockholder’s Agreement, dated as of             , 2008, among the Corporation and the original purchaser of the Series A Preferred Stock.

“Subsidiary” means any significant subsidiary of the Corporation as defined in Rule 1-02(w) of Regulation S-X promulgated by the Securities and Exchange Commission.

“Trading Day” means (a) any day on which the Common Stock is listed or quoted and traded on the Trading Market, or (b) if the Common Stock is not then listed or quoted and traded on the Trading Market, then any Business Day.

“Trading Market” means The American Stock Exchange (the “AMEX”) or, at any time the Common Stock is not listed for trading on the AMEX, any national securities exchange upon which the Common Stock is then primarily listed or quoted.

“Transaction Documents” means the Purchase Agreement, the Registration Rights Agreement, the Stockholder’s Agreement, this Certificate of Designations and any other documents or agreements executed or delivered in connection with the transactions contemplated under the Purchase Agreement and thereunder.

“Underlying Shares” means the shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock.

3. Dividends.

(a) Each Holder shall be entitled to receive, and the Corporation shall pay, cumulative dividends on the Series A Preferred Stock at the rate per share (as a percentage of the Stated Value per share) of 3.00% per annum, payable semi-annually in arrears commencing on December 31, 2008 and thereafter on each June 30 and December 31, except if such date is not a Trading Day, in which case such dividend shall be payable on the next succeeding Trading Day (each, a “Dividend Payment Date”). Dividends on the Series A Preferred Stock shall be calculated on the basis of a 360-day year, shall accrue daily commencing on the Original Issue Date for the applicable Series A Preferred Stock, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. Dividends payable pursuant to this Section 3(a) shall be payable by the Corporation, at its option, in cash, or by adding the amount of accrued dividends per share of Series A Preferred Stock to the Stated Value of that share. If any dividend is not paid in cash on or before the Dividend Payment Date, the amount thereof shall be added to Stated Value on the Dividend Payment Date. No dividend or other distribution (other than (y) a dividend or distribution payable solely in Common Stock or (z) a cash dividend or distribution with respect to which holders of shares of Series A Preferred Stock receive a pro rata portion of such dividend or distribution on an as-converted basis) shall be paid on or set apart for payment on Common Stock or any other Junior Securities unless all accrued and unpaid dividends on the Series A Preferred Stock (but not amounts previously added to Stated Value pursuant to this Section 3) have been paid in accordance with this Certificate of Designations.

(b) Immediately prior to the occurrence of any Acceleration Event prior to the seventh anniversary of the Original Issue Date, the Stated Value of each share of Series A Preferred Stock shall immediately and automatically be increased by an amount per share equal to all dividends that would otherwise be payable on a share of Series A Preferred Stock on each Dividend Payment Date on and after the occurrence of such Acceleration Event and prior to and including the seventh anniversary of such Original Issue Date (the “Acceleration Period”). The automatic increase in Stated Value pursuant to this Section 3(b) shall be in lieu of, and not in addition to, the dividends that would otherwise be payable on each Dividend Payment Date during the Acceleration Period. For the purpose of clarity, and only in the event that the Corporation has not elected to require conversion under Section 7(b), each Holder shall be entitled to receive, and the Corporation shall pay, all dividends payable in accordance with Section 3(a) above on each Dividend Payment Date after the seventh anniversary of the Original Issue Date.

(c) Notwithstanding anything in this Certificate of Designation to the contrary, an amount equal to the sum of all accrued but unpaid dividends shall be payable upon,

(i) a Liquidation Event in cash;

(ii) a Fundamental Transaction that the Holders elect to treat as a Liquidation Event pursuant to Section 6(c) in cash or in other securities or property as specified in Section 6(c); or

(iii) conversion of the Series A Preferred Stock, either (A) in cash or (B) in additional Underlying Shares as provided in Section 8(a), at the option of the Corporation.

For the purposes of this Section 3(c), accrued but unpaid dividends shall include any amounts added to Stated Value as a result of deferred dividends or accelerated dividends as provided in Section 3(a); provided, however, that to avoid double counting accrued but unpaid dividends shall not be counted both for the purposes of this Section 3(c) and in determining Stated Value.

4. Registration of Issuance and Ownership of Series A Preferred Stock. The Corporation shall register the issuance and ownership of shares of the Series A Preferred Stock, upon records to be maintained by the Corporation for that purpose (the “Series A Preferred Stock Register”), in the name of the record Holders thereof from time to time. The Corporation may deem and treat the registered Holder of shares of Series A Preferred Stock as the absolute owner thereof for the purpose of any conversion hereof or any distribution to such Holder, and for all other purposes, absent actual notice to the contrary.

5. Registration of Transfers. Subject to the terms of the Stockholder’s Agreement, the Corporation shall register the transfer of any shares of Series A Preferred Stock in the Series A Preferred Stock Register, upon surrender of certificates evidencing such Shares to the Corporation at its address specified herein. Upon any such registration or transfer, a new certificate evidencing the shares of Series A Preferred Stock so transferred shall be issued to the transferee and a new certificate evidencing the remaining portion of the shares not so transferred, if any, shall be issued to the transferring Holder.

6. Liquidation.

(a) In the event of any Liquidation Event, the Holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Junior Securities by reason of their ownership thereof, an amount per share in cash equal to the greater of (i) the Stated Value for each share of Series A Preferred Stock then held by them (as adjusted for any stock split, stock dividend, stock combination or other similar transactions with respect to the Series A Preferred Stock), plus all accrued but unpaid dividends (including, without duplication, dividends added to Stated Value as provided in Section 3 above) on such Series A Preferred Stock as of the date of such event, and (ii) the amount per share that would be payable to a holder of Series A Preferred Stock had all shares of Series A Preferred Stock been converted to Underlying Shares immediately prior to such Liquidation Event (the “Series A Stock Liquidation Preference”). If, upon the occurrence of a Liquidation Event, the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such Holders of the full Series A Stock Liquidation Preference, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the Holders of the Series A Preferred Stock in proportion to the aggregate Series A Stock Liquidation Preference that would otherwise be payable to each of such Holders.

(b) In the event of a Liquidation Event, following completion of the distributions required by the first sentence of paragraph (a) of this Section 6, if assets or surplus funds remain in the Corporation, the holders of the Common Stock and other Junior Securities shall share in all remaining assets of the Corporation.

(c) The Corporation shall provide written notice of any Liquidation Event or Fundamental Transaction to each record Holder not less than 45 days prior to the payment date or effective date thereof. At the request of any Holder, which must be delivered prior to the effective date of a Fundamental Transaction (or, if later, within five (5) Trading Days after such Holder receives notice of such Fundamental Transaction from the Corporation), such Fundamental Transaction will be treated as a Liquidation Event with respect to such Holder for the purposes of this Section 6; provided, however, that if the consideration to be paid to the holders of the Common Stock is not to be paid in cash, but rather in securities or other property, then at the option of the Corporation, the amount payable to the Holders pursuant to this Section 6(c) shall be either (i) in cash or (ii) in the same securities or other property as is to be paid to the holders of Common Stock so long as (a) such securities or other property consist exclusively of common equity interests quoted on the Nasdaq Stock Market or listed on the New York Stock Exchange or on the American Stock Exchange, (b) the value of such common equity interests shall be determined as 98% of the closing price of such common equity interests on the Nasdaq Stock Market, the New York Stock Exchange or the American Stock Exchange, as the case may be, on the Trading Day immediately preceding the consummation of such Fundamental Transaction and (c) such common equity interests shall be freely transferable by the Holders, without legal or contractual restrictions. At the request of the original purchaser under the Purchase Agreement, prior to the issuance of any common equity interests referred to in the preceding sentence, counsel to the issuer of such common equity interests familiar with United States federal securities laws shall provide the Purchaser with a legal opinion to the effect that such common equity interests are transferable without legal restriction under United States federal securities laws.

(d) In the event that, immediately prior to the closing of a Liquidation Event the cash distributions required by subsection 6(a) have not been made, the Corporation shall forthwith either: (i) cause such closing to be postponed until such time as such cash distributions have been made, or (ii) cancel such transaction, in which event the rights, preferences and privileges of the holders of the Series A Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice by the Corporation required under subsection 6(c).

7. Conversion; Redemption

(a) Conversion at Option of Holder. At the option of any Holder, any shares of Series A Preferred Stock may be converted into Common Stock based on the Conversion Price then in effect for the Series A Preferred Stock; provided that if less than 20% of the number of shares of Series A Preferred Stock outstanding on the date the Series A Preferred Stock is first issued by the Corporation would remain outstanding after any such conversion, then all shares must be converted at that time. A Holder may convert shares of Series A Preferred Stock into Common Stock pursuant to this paragraph at any time and from time to time after the Original Issue Date, by delivering to the Corporation a conversion notice (the “Holder Conversion Notice”), in the form attached hereto as Exhibit A, appropriately completed and duly signed, and the date any such Holder Conversion Notice is delivered to the Corporation (as determined in accordance with the notice provisions hereof) is a “Conversion Date.”

(b) Conversion at Option of Corporation. At any time that (i) the average Closing Price for at least 20 Trading Days within a period of 30 consecutive Trading Days ending on the Trading Day prior to the date of the Corporation Conversion Notice (as defined below) exceeds 150% of the Conversion Price or (ii) a Fundamental Transaction occurs that the Holders do not elect to treat as a Liquidation Event, the Corporation may elect to require the Holders to convert all shares of the Series A Preferred Stock into Common Stock based on the Conversion Price by delivering an irrevocable written notice of such election to the Holders (the “Corporation Conversion Notice”). The tenth (10th) Trading Day after the delivery of such notice will be the “Conversion Date” for such required conversion. Notwithstanding the foregoing, (x) in the event of a conversion at the option of the Corporation predicated on clause (i) of the first sentence of this Section 7(b), the Corporation may not require any conversion under this paragraph (and any notice thereof will be void), prior to the second anniversary of the Original Issue Date and unless from the beginning of such ten Trading Day period through the Conversion Date, the Closing Price for each such Trading Day exceeds 150% of the Conversion Price, and (y) in the event of a conversion at the option of the Corporation predicated on clause (i) or (ii) of the first sentence of this Section 7(b), the Corporation may not require any conversion under this paragraph (and any notice thereof will be void), unless the Equity Conditions are satisfied (or waived in writing by the applicable Holder) on each Trading Day between the date of the Conversion Notice and the Conversion Date with respect to all of the Underlying Shares then issuable upon conversion in full of all outstanding Series A Preferred Stock.

(c) Redemption at Option of Holder. On or after the seventh anniversary of the Original Issue Date, the Holder may, at its option, require the Corporation to redeem any of the Series A Preferred Stock owned by the Holder, for an amount per share in cash equal to the Stated Value on the Redemption Date plus all accrued and unpaid dividends that have not been added to Stated Value on the Redemption Date (the “Cash Redemption Price”) for each share of Series A Preferred Stock (as adjusted for any stock split, stock dividend, stock combination or other similar transactions with respect to the Series A Preferred Stock) to be redeemed on the Redemption Date (as defined below) . Additionally, if the product of (X) the average Closing Price of the ten (10) Trading Days immediately preceding the Redemption Date (the “Company Redemption Closing Price”) and (Y) the number of shares of Common Stock that would have been issued had the Holder converted all outstanding shares of Series A Preferred Stock being redeemed into shares of Common Stock on the Redemption Date (such product being referred to as the “Common Stock As Converted Cash Value”) exceeds the aggregate Cash Redemption Price, the Holder will receive on the Redemption Date, in addition to the aggregate Cash Redemption Price, in shares of Common Stock, the amount by which the Common Stock As Converted Cash Value exceeds the aggregate Cash Redemption Price, with the per share value for the Common Stock so issued and delivered being the Company Redemption Closing Price. The redemption date (the “Redemption Date”) shall be specified in an irrevocable written notice of redemption sent by or on behalf of the Holder (pursuant to this Section 7(c)) or Corporation (pursuant to Section 7(d)), as the case may be, to the Holder or the Corporation, as applicable, not less than thirty (30) days nor more than ninety (90) days prior to the proposed Redemption Date notifying the Corporation or the Holder, as applicable, of the election of the Corporation or the Holder, as the case may be, to redeem such shares in accordance with the terms hereof and specifying the Redemption Date.

(d) Redemption at Option of Corporation. On or after the seventh anniversary of the Original Issue Date, the Corporation may, at its option, redeem any of the Series A Preferred Stock owned by the Holders, for the Cash Redemption Price plus, if the Common Stock As Converted Cash Value exceeds the aggregate Cash Redemption Price, the Holder will receive on the Redemption Date, in addition to the aggregate Cash Redemption Price, in shares of Common Stock, the amount by which the Common Stock As Converted Cash Value exceeds the Cash Redemption Price, with the per share value for the Common Stock so issued and delivered being the Company Redemption Closing Price; provided that if less than 20% of the number of shares of Preferred Stock outstanding on the date the Preferred Stock is first issued by the Corporation would remain outstanding after any such redemption, then all shares must be redeemed at that time.

8. Mechanics of Conversion; Redemption.

(a) The Corporation shall pay the applicable Cash Redemption Price in immediately available funds to the Holder on the Redemption Date.

(b) The number of Underlying Shares issuable upon any conversion of shares of Series A Preferred Stock hereunder shall equal (A) the sum of (i) the Stated Value of such shares of Series A Preferred Stock to be converted plus (ii) the accrued and unpaid dividends on such shares of Series A Preferred Stock that have not been added to the Stated Value on the Conversion Date, divided by (B) the applicable Conversion Price on the Conversion Date.

(c) Upon conversion or redemption (if the Common Stock as Converted Cash Value exceeds the aggregate Cash Redemption Price) of any shares of Series A Preferred Stock, the Corporation shall promptly issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate a certificate for the Underlying Shares issuable upon such conversion or redemption, free of restrictive legends unless such Underlying Shares are still required to bear a restrictive legend; the Corporation shall use its commercially reasonable efforts to cause the transfer agent to issue such certificates on or before (i) the sixth Trading Day after the Conversion Date or (ii) the Redemption Date, as the case may be. The Holder shall be deemed to have become holder of record of such Underlying Shares as of the Conversion Date or Redemption Date as the case may be. If the shares are then not required to bear a restrictive legend, the Corporation shall, upon request of the Holder, deliver Underlying Shares hereunder electronically through The Depository Trust Corporation (“DTC”) or another established clearing corporation performing similar functions, and shall credit the number of shares of Common Stock to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission System (“DWAC”).

(d) A Holder shall deliver the original certificate(s) evidencing the Series A Preferred Stock being converted or redeemed in connection with the conversion or redemption of such Series A Preferred Stock. Upon surrender of a certificate following one or more partial conversions or redemptions, the Corporation shall promptly deliver to the Holder a new certificate representing the remaining shares of Series A Preferred Stock.

(e) The Corporation’s obligations to issue and deliver Underlying Shares upon conversion of Series A Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by any Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by any Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by any Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to any Holder in connection with the issuance of such Underlying Shares.

9. Voting Rights; Director Designation.

(a) Except as otherwise provided in this Section 9(a) or in Section 9(b) or as required by applicable law and subject to the Stockholder’s Agreement, the Holders of the Series A Preferred Stock shall be entitled to vote on all matters on which holders of Common Stock are entitled to vote. For such purposes, each Holder shall be entitled to a number of votes in respect of the shares of Series A Preferred Stock owned of record by it equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock are convertible by the Holders as of the record date for the determination of stockholders entitled to vote on such matter, or if no record date is established, at the date such vote is taken or any written consent of stockholders is solicited. Except as otherwise provided in this Section 9(a) or in Section 9(b), in any relevant agreement or as required by applicable law, the holders of the Series A Preferred Stock and Common Stock shall vote together as a single class on all matters submitted to a vote or consent of stockholders; provided that so long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the Holders of a majority of the shares of Series A Preferred Stock then outstanding, voting together as a separate class,

(i) alter or change the powers, preferences or rights given to the Series A Preferred Stock or alter or amend this Certificate of Designation (whether by amendment of this Certificate of Designations or the Company’s certificate of incorporation or other charter documents or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action) or avoid or seek to avoid the observance or performance of any or the terms to be observed or performed hereunder by the Corporation;

(ii) authorize or create any class or series of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation Event or Fundamental Transaction senior to or otherwise pari passu with the Series A Preferred Stock, including without limitation through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action) or avoid or seek to avoid the observance or performance of any or the terms to be observed or performed hereunder by the Corporation;;

(iii) increase the authorized number of shares of Series A Preferred Stock;

(iv) pay or declare any dividend or make any distribution on, or redeem or acquire, any Junior Securities, except pro rata stock dividends on the Common Stock payable in additional shares of Common Stock; or

(v) enter into any transaction or series of transactions which would constitute a Liquidation Event or Fundamental Transaction if the consideration payable with respect to each share of Series A Preferred Stock is other than an amount in cash which is more than 150% of the Conversion Price; or

(vi) enter into any agreement with respect to the foregoing.

The protective rights set forth above in (iv) will terminate and cease to apply on the earliest to occur of (A) the first date on which there are outstanding less than 30% of the number of shares of Series A Preferred Stock that were outstanding on the date the Series A Preferred Stock is first issued by the Corporation and (B) the first date on which the outstanding shares of Series A Preferred Stock represent, in the aggregate, less than 20% of the Post-Conversion Equity. The protective rights set forth above in (v) will terminate and cease to apply on the date that both (A) and (B) have occurred.

(b) The Holders of the Series A Preferred Stock shall not be entitled nor have the right or power to vote in any election or removal, with or without cause, of directors of the Corporation elected or removed generally by the holders of the Common Stock (and any capital stock entitled to vote in the election or removal of directors with the holders of the Common Stock) but shall instead have the special voting rights set forth in this Section 9(b).

(i) During such time as the original purchaser under the Purchase Agreement, together with its Affiliates, owns shares of Series A Preferred Stock that collectively represent at least 50% of the number of shares of Series A Preferred Stock that were outstanding on the date the Series A Preferred Stock is first issued by the Corporation, the original purchaser of the Series A Preferred Stock shall be entitled to elect two directors to the Corporation’s board of directors.

(ii) During such time as the original purchaser under the Purchase Agreement, together with its Affiliates, owns shares of Series A Preferred Stock that collectively are convertible into at least 17,850,000 shares of Common Stock, the original purchaser of the Series A Preferred Stock shall be entitled to elect three directors to the Corporation’s board of directors.

(iii) During such time as the original purchaser under the Purchase Agreement, together with its Affiliates, owns shares of Series A Preferred Stock that collectively represent at least 25% of the number of shares of Series A Preferred Stock that were outstanding on the date the Series A Preferred Stock is first issued by the Corporation or owns shares of Series A Preferred Stock, Common Stock or securities convertible into or exercisable for shares of Common Stock representing on an as converted or exercised basis at least 10% of the Post-Conversion Equity of the Corporation, the original purchaser of the Series A Preferred Stock shall be entitled to elect one director to the Corporation’s board of directors.

(iv) At any time that the original purchaser under the Purchase Agreement, together with its Affiliates, owns shares of Series A Preferred Stock that collectively represent less than 75% of the number of shares of Series A Preferred Stock that were outstanding on the date the Series A Preferred Stock is first issued by the Corporation and does not own shares of Series A Preferred Stock, Common Stock or securities convertible into or exercisable for shares of Common Stock representing on an as converted or exercised basis more than 10% of the Post-Conversion Equity of the Corporation, then the original purchaser of the Series A Preferred Stock shall not be entitled to elect any directors to the Corporation’s board of directors.

The original purchaser of the Series A Preferred Stock may remove any director elected pursuant to this Section 9(b) at any time and from time to time, without cause (subject to the Bylaws of the Corporation and any requirements of law), in its sole discretion. In the event a director elected by the original purchaser of the Series A Preferred Stock is removed, the vacancy in the board of directors shall be filled by the original purchaser of Series A Preferred Stock, and such action shall be taken only by vote or written consent in lieu of a meeting of the holders of the Series A Preferred Stock or by any remaining director or directors elected by the holders of Series A Preferred Stock pursuant to this Section 9(b).

10. Charges, Taxes and Expenses. Issuance of certificates for shares of Series A Preferred Stock and for Underlying Shares issued on conversion of (or otherwise in respect of) the Series A Preferred Stock shall be made without charge to the Holders for any issue or transfer tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Corporation. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring the Series A Preferred Stock or receiving Underlying Shares in respect of the Series A Preferred Stock.

11. Replacement Certificates. If any certificate evidencing Series A Preferred Stock or Underlying Shares is mutilated, lost, stolen or destroyed, or a Holder fails to deliver such certificate as may otherwise be provided herein, the Corporation shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution for such certificate, a new certificate, but only upon receipt of evidence reasonably satisfactory to the Corporation of such loss, theft or destruction (in such case) and, in each case, customary and reasonable indemnity, if requested. Applicants for a new certificate under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Corporation may prescribe.

12. Reservation of Underlying Shares. The Corporation covenants that it shall at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Underlying Shares as required hereunder, the number of Underlying Shares which are then issuable and deliverable upon the conversion of (and otherwise in respect of) all outstanding Series A Preferred Stock (taking into account the adjustments of Section 13), free from preemptive rights or any other contingent purchase rights of persons other than the Holder. The Corporation covenants that all Underlying Shares so issuable and deliverable shall, upon issuance in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable. The Corporation covenants that it shall use its best efforts to satisfy each of the Equity Conditions.

13. Certain Adjustments. The Conversion Price is subject to adjustment from time to time as set forth in this Section 13. Such adjustments shall be made to the Conversion Price for all shares of Series A Preferred Stock from and after the Original Issue Date.

(a) Stock Dividends and Splits. If the Corporation, at any time while Series A Preferred Stock is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines outstanding shares of Common Stock into a smaller number of shares, then in each such case the applicable Conversion Price for Series A Preferred Stock shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

(b) Pro Rata Distributions. If the Corporation, at any time while Series A Preferred Stock is outstanding, distributes or pays as a dividend to holders of Common Stock (i) evidences of its indebtedness, (ii) any security (other than a distribution of Common Stock covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security, or (iv) any other asset (including, without limitation, cash) (in each case, “Distributed Property”), then in each such case the Corporation shall simultaneously deliver to each Holder the Distributed Property that each such Holder would have been entitled to receive in respect of the number of Underlying Shares then issuable pursuant to Section 7(a) above had the Holder been the record holder of such Underlying Shares immediately prior to the applicable record or payment date.

(c) Fundamental Transactions. If the Corporation, at any time while Series A Preferred Stock is outstanding, effects any Fundamental Transaction, then upon any subsequent conversion of Series A Preferred Stock, each Holder shall have the right to receive, for each Underlying Share that would have been issuable upon such conversion absent such Fundamental Transaction, the same kind and amount of securities, cash or property as it could have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the “Alternate Consideration”). For purposes of any such conversion, the determination of the applicable Conversion Price for the Series A Preferred Stock shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then each Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of Series A Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall issue to the Holder a new series of preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this paragraph (c) and insuring that the Series A Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

(d) Adjustments in the event that holders of Common Stock exercise their Conversion Rights. In the event that any holder of Common Stock exercised their rights prior to the date of filing this Certificate of Designation to demand that such holder’s shares of Common Stock be converted into cash pursuant to the amended and restated certificate of incorporation of the Corporation (any such holder a “Dissenting Holder”), there shall be an adjustment to the Conversion Price as described in this Section 13(d):

(i) the number of shares of Common Stock as to which such rights to demand conversion into cash are exercised by Dissenting Holders shall be referred to herein as the “Dissenting Shares”;

(ii) the Conversion Price shall be adjusted pursuant to the following formula:

(1) take 9,374,999 and subtract the Dissenting Shares;

(2) take that difference and divide it by 9,374,999;

(3) subtract this quotient from 1.00;

(4) take the resulting number and multiply it by $2.00 (this figure shall be referred to as the “Adjustment Amount”); provided that if the number of Dissenting Shares is 9,374,999, the Adjustment Amount shall be $2.00;

(5) subtract the Adjustment Amount from $8.00; this resulting figure shall be the new Conversion Price.

(e) Calculations. All calculations under this Section 13 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

(f) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 13, the Corporation at its expense will promptly compute such adjustment in accordance with the terms hereof and prepare a certificate describing in reasonable detail such adjustment and the transactions giving rise thereto, including all facts upon which such adjustment is based. Upon written request, the Corporation will promptly deliver a copy of each such certificate to each Holder and to the Corporation’s Transfer Agent.

(g) Notice of Corporate Events. If the Corporation (i) declares a dividend (other than a dividend pursuant to Section 3 above) or any other distribution of cash, securities or other property in respect of its Common Stock, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Corporation or any Subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Corporation, then the Corporation shall deliver to each Holder a notice describing the material terms and conditions of such transaction, at least 20 calendar days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction.

14. Fractional Shares. The Corporation shall not be required to issue or cause to be issued fractional Underlying Shares on conversion of Series A Preferred Stock.

15. Notices. Any and all notices or other communications or deliveries hereunder (including without limitation any Conversion Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 4:30 p.m. (New York City time) on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Trading Day or later than 4:30 p.m. (New York City time) on any Trading Day, (iii) the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The addresses for such communications shall be: (i) if to the Corporation, to 125 High Street, 30th Floor, Boston, MA 02110, Attention: Corporate Secretary, or (ii) if to a Holder, to the address or facsimile number appearing on the Corporation’s stockholder records or such other address or facsimile number as such Holder may provide to the Corporation in accordance with this Section.

16. Miscellaneous.

(a) The headings herein are for convenience only, do not constitute a part of this Certificate of Designations and shall not be deemed to limit or affect any of the provisions hereof.

(b) Any of the rights of the Holders of Series A Preferred Stock set forth herein, including any Equity Conditions or any other similar conditions for the Holders’ benefit, may be waived by the affirmative vote of Holders of at least a majority of the shares of Series A Preferred Stock then outstanding. No waiver of any default with respect to any provision, condition or requirement of this Certificate of Designations shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

IN WITNESS WHEREOF, Global BPO Services Corp. has caused this Certificate of Designations to be duly executed as of this [            ] day of [            ], 2008.

GLOBAL BPO SERVICES CORP.

By:
Name:
Title:

Exhibit A

FORM OF CONVERSION NOTICE

(To be executed by the registered Holder

in order to convert shares of Series A Preferred Stock)

The undersigned hereby elects to convert the number of shares of Series A Convertible Preferred Stock indicated below into shares of common stock, par value $0.001 per share (the “Common Stock”), of Global BPO Services Corp., a Delaware corporation (the “Corporation”), according to the conditions hereof, as of the date written below.

Date to Effect Conversion

Number of shares of Series A Preferred Stock owned prior to Conversion

Number of shares of Series A Preferred Stock to be Converted

Stated Value of shares of Series A Preferred Stock to be Converted

Number of shares of Common Stock to be Issued

Applicable Conversion Price

Number of shares of Series A Preferred Stock subsequent to Conversion

Name of Holder

By:
Name:
Title:

Exhibit 10.3

STOCKHOLDER’S AGREEMENT

This Stockholder’s Agreement (this “Agreement”) is made into and entered into as of [            ], 2008, by and among Global BPO Services Corp., a Delaware corporation (the “Company”) and the persons listed on the signature pages attached hereto (each a “Stockholder” and collectively, the “Stockholders”).

WHEREAS, on, June 2, 2008, the Company and the Stockholders entered into (i) a Preferred Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which the Stockholders purchased an aggregate of 150,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Company (“Preferred Stock”), which is convertible into shares of Common Stock, and (ii) a Registration Rights Agreement (the “Registration Rights Agreement”) granting certain registration rights;

WHEREAS, in connection with the transactions contemplated by the Stock Purchase Agreement and the Registration Rights Agreement, the Stockholders and the Company have agreed to certain terms and conditions on their stock ownership as set forth herein.

NOW, THEREFORE, in consideration of the issuance of the Preferred Stock pursuant to the Stock Purchase Agreement and the other promises contained therein, and in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS; REPRESENTATIONS AND WARRANTIES

Section 1.1 Definitions. Unless otherwise specified all references to “days” shall be deemed to be references to calendar days. For purposes of this Agreement, the following terms shall have the following meanings:

“Affiliate” of a Person shall have the meaning set forth in Rule 12b-2 of the Exchange Act as in effect on the date of this Agreement, but shall not include (i) any investment fund in which a Person has invested if the Person (as the Affiliates alone or with others) does not otherwise control the investment fund or have, directly or indirectly, voting or dispositive power over any securities owned by such fund or (ii) any investor or limited partner of any Person who does not (alone or with others) otherwise have voting or dispositive power over securities owned by that Person and is not controlled by that Person. It is expressly intended that any Person who now or hereafter controls, directly or indirectly, any Stockholder shall be subject to the provisions of Articles 3 and 4 as if it were a Stockholder, including (without limitation) any management company, advisory, and/or general partner of a Stockholder.

“Board of Directors” shall mean the Board of Directors of the Company.

“Certificate of Designations of Series A Convertible Preferred Stock” shall mean the Certificate of Designations of Series A Convertible Preferred Stock pursuant to which the Preferred Stock has been created.

“Common Stock” shall mean the common stock, $0.001 par value per share, of the Company.

“Company Subsidiary” means any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which the Company (or another Company Subsidiary) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Group” shall mean a “group” as such term is used in Section 13(d)(3) of the Exchange Act (as in effect, and based on legal interpretations thereof existing, on the date hereof).

“Person” shall mean any individual, Group, corporation, general or limited partnership, limited liability company, governmental entity, joint venture, estate, trust, association, organization or other entity of any kind or nature.

“Offer” means a written notice of any proposed or intended issuance, sale or exchange of Offered Securities containing the information specified in Section 3.1(a).

“Offered Securities” means (a) any shares of its Common Stock, (b) any other equity securities of the Company, including, without limitation, shares of preferred stock, (c) any option, warrant or other right to subscribe for, purchase or otherwise acquire any equity securities of the Company, or (d) any debt securities convertible into capital stock of the Company.

“Proportionate Amount” means, with respect to a Qualified Stockholder, its pro rata portion of the Offered Securities determined by multiplying the number of Offered Securities by a fraction, the numerator of which is the aggregate number of shares of Common Stock issuable upon conversion of all shares of Preferred Stock then held and any Common Stock then owned by such Qualified Stockholder and the number of shares of Common Stock issuable on exercise or conversion of any securities convertible into or exercisable for shares of Common Stock, including, without limitation, warrants, and the denominator of which is the total number of shares of Common Stock then outstanding (treating as outstanding for this purpose all shares of Common Stock then issuable upon exercise or conversion of all outstanding securities convertible into or exercisable for shares of Common Stock, including, without limitation, warrants).

“Qualified Stockholder” means a Stockholder that is an “accredited investor” within the meaning of Rule 501(a) under the Securities Act.

“Related Person” means, with respect to any Person, (i) any Affiliate of such Person, (ii) any investment manager, investment advisor or partner of such Person or an Affiliate of such Person or such investment manager, investment advisor or partner, (iii) any investment fund, investment account or investment entity whose investment manager, investment advisor or general partner is such Person or a Related Person of such Person, and (iv) to the extent not covered by the foregoing, as to any Stockholder, a partner, employee, director, officer, affiliate or associate (as defined in Rule 12b-2 under the Exchange Act) of any of the Stockholders or any Affiliate of any of the Stockholders or as to which any Stockholder or any of its Affiliates own at least ten percent of the voting equity securities.

“Securities Act” shall mean the Securities Act of 1933, as amended.

Section 1.2 Representations and Warranties of the Company and Stockholders. The representations and warranties of the Company and Stockholders, respectively, with respect to this Agreement and the transactions contemplated hereby are set forth in the Stock Purchase Agreement.

ARTICLE 2

BOARD REPRESENTATION AND TRANSACTIONAL APPROVALS

Section 2.1 Board Matters.

(a) Pursuant to the Certificate of Designations of Series A Convertible Preferred Stock creating the Preferred Stock, the Stockholders are entitled to elect up to three directors in certain circumstances (the “Stockholder Designees,” whether one or more ) and for the period specified therein (the “Stockholder Designee Period”). The Company agrees to take such actions as may be necessary or appropriate to permit such election to be made to the extent provided in the Certificate of Designations of Series A Convertible Preferred Stock, subject to the provisions set forth in this Section 2.1. Upon termination of the Stockholder Designee Period, the terms of the Stockholder Designees as directors will cease and each of the Stockholders shall cause the Stockholder Designees to offer to resign immediately from any committees thereof, whether as observer or otherwise, (which offer to resign may be accepted or declined in the sole and absolute discretion of the Board of Directors) and the Company’s obligations under this Section 2.1 shall terminate.

Notwithstanding the provisions of this Section 2.1(a) or Certificate of Designations of Series A Convertible Preferred Stock, the Stockholders agree that:

(i) Stockholders holding a majority of the shares of Preferred Stock then held by all Stockholders (the “Majority Stockholders”) will provide the Company with such information concerning the background of such Stockholder Designees as the Nominating Committee of the Board of Directors may reasonably request;

(ii) subject to (iii) below, the Majority Stockholders will elect initially [            ] and [            ] as the Class I and Class II Stockholder Designees, respectively, and [            ] as the Class III Stockholder Designee, if applicable, as determined in the Certificate of Designations of Series A Convertible Preferred Stock;

(iii) the Majority Stockholders will not elect (and agree to withdraw the nomination of or cause the removal of) any Person to the Company’s Board of Directors if the Nominating Committee of the Board of Directors determines in good faith that the proposed Stockholder Designee does not meet the qualification requirements imposed with respect to other directors or determines that a proposed Stockholder Designee would not be qualified under any applicable law, rule or regulation (including under any exchange rules) to serve as a director of the Company or if the Company objects to a

Stockholder Designee because such Stockholder Designee has been involved in any of the events enumerated in Item 2(d) or (e) of Schedule 13D or such Person is currently the target of an investigation by any governmental authority or agency relating to felonious criminal activity or is subject to any order, decree, or judgment of any court or agency prohibiting service as a director of any public company or providing investment or financial advisory services. In such an event, the Stockholder shall withdraw the designation of such proposed Stockholder Designee and designate a replacement therefor (which replacement Stockholder Designee shall also be subject to the requirements of this Section). The Company shall use its reasonable best efforts to notify the Stockholders of any objection to a Stockholder Designee sufficiently in advance of the date on which proxy materials are mailed by the Company in connection with such election of directors to enable the Stockholders to propose a replacement Stockholder Designee in accordance with the terms of this Agreement.

(b) The parties intend that the Company’s securities continue to meet the qualification requirements applicable to the American Stock Exchange. The Board of Directors will be comprised according to such requirements.

(c) Each Stockholder Designee serving on the Board of Directors shall be entitled to all directors fees, insurance, indemnification, compensation and equity incentives granted to directors who are not employees of the Company on the same terms provided to, and subject to the same limitations applicable to, such directors.

(d) At any time that the composition of the board of managers or board of directors of any subsidiary of the Company (a “Sub Board”) is not identical to the composition of the Board, the Stockholder shall have the right to a proportional number of board seats on such Sub Board as the Stockholder has on the Board of Directors.

(e) The Company shall use its best efforts to ensure that one of the Stockholder Designees is appointed to each committee of the Board of Directors, and each committee of any Sub Board, other than (i) a special committee appointed to consider any matter involving the Stockholder or its Related Persons and (ii) where each of the Stockholder Designees is not permitted to serve as a result of any law, regulation or rule of a securities exchange. If all of the Stockholder Designees are disqualified from serving on a committee pursuant to (ii) above, the Company will use its best efforts to ensure that one of the Stockholder Designees is appointed as an observer to any such committee. The observer will not be a member of such committee or entitled to vote on any matter acted upon, but will be entitled to all notices of and to attend and participate in meetings thereof, subject to the power of the committee chair to conduct executive sessions of only the full members of the committee.

Section 2.2 Management of the Business. Following the Closing (as defined in the Stock Purchase Agreement) and except as provided in this Agreement, management of the Company will continue to have full authority to operate the day-to-day business affairs of the Company to the same extent as prior to the Closing. In this regard, the Chief Executive Officer of the Company shall continue to be in charge of all matters within his authority on the date hereof, subject, as required by Delaware law, to the requirement that the business and affairs of the Company shall be managed by or under the direction of the Board of Directors. So long as R. Scott Murray remains the chief executive officer of the Company, he shall remain the chairman of the board of directors of the Company.

Section 2.3 Legends. Each Stockholder shall present or cause to be presented promptly all certificates representing shares of Preferred Stock beneficially owned by such Stockholder or any of its Affiliates, for the placement thereon of a legend substantially to the following effect, which legend will remain thereon during the Stockholder Designee Period as long as such shares of Preferred Stock are beneficially owned by any Stockholder or an Affiliate of any Stockholder:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A STOCKHOLDERS AGREEMENT, DATED AS OF                 , 2008 AMONG GLOBAL BPO SERVICES CORP. AND CERTAIN STOCKHOLDERS OF GLOBAL BPO SERVICES CORP. NAMED THEREIN. A COPY OF SAID AGREEMENT IS ON FILE AT THE OFFICE OF THE CORPORATE SECRETARY OF GLOBAL BPO SERVICES CORP.”

ARTICLE 3

RIGHT OF FIRST REFUSAL

Section 3.1 Rights of Stockholders to Acquire Offered Securities.

(a) The Company shall not issue, sell or exchange, agree to issue, sell or exchange, or reserve or set aside for issuance, sale or exchange, any Offered Securities, unless in each such case the Company shall have first complied with this Section 3.1. The Company shall deliver to each Stockholder an Offer, which shall (i) identify and describe the Offered Securities, (ii) describe the price and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged, (iii) identify the persons or entities (if known) to which or with which the Offered Securities are to be offered, issued, sold or exchanged, and (iv) offer to issue and sell to or exchange with such Stockholder that is a Qualified Stockholder, such Qualified Stockholder’s Proportionate Amount.

(b) To accept an Offer, in whole or in part, a Qualified Stockholder must deliver to the Company, on or prior to the date 30 days after the date of delivery of the Offer, a Notice of Acceptance providing a representation letter certifying that such Qualified Stockholder is an accredited investor within the meaning of Rule 501 under the Securities Act and indicating the portion of the Qualified Stockholder’s Proportionate Amount that such Qualified Stockholder elects to purchase.

(c) Upon (i) the closing of the issuance, sale or exchange of the Offered Securities or (ii) such other date agreed to by the Company and Qualified Stockholders who have subscribed for a majority of the Offered Securities subscribed for by the Qualified Stockholders, such Qualified Stockholder or Stockholders shall acquire from the Company and the Company shall issue to such Qualified Stockholder or Stockholders, the number or amount of Offered Securities specified in the Notices of Acceptance, upon the terms and conditions specified in the Offer.

(d) The purchase by the Qualified Stockholders of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and the Qualified Stockholders of a purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to the Qualified Stockholders and their respective counsel.

(e) Any Offered Securities not sold by the Company within 90 days after the date of the Offer relating thereto may not be issued, sold or exchanged until they are again offered to the Qualified Stockholders under the procedures specified in Section 3.1(a).

(f) The rights of the Qualified Stockholders under this Section 3.1 shall not apply to:

(i) the issuance of any shares of Common Stock as a stock dividend to holders of Common Stock or upon any subdivision or combination of shares of Common Stock;

(ii) the issuance of any shares of Common Stock upon conversion of outstanding shares of convertible preferred stock or exercise of outstanding warrants, in each case outstanding as of the date hereof;

(iii) the issuance of shares of Common Stock (or the grant of options therefor) to employees, directors or officers of, or consultants to, the Company or any Company Subsidiary pursuant to any plan, agreement or arrangement approved by the Board of Directors of the Company;

(iv) the issuance of any securities as a dividend on the Preferred Stock;

(v) the issuance of securities solely in consideration for a bona fide acquisition (whether by merger or otherwise) by the Company or any Company Subsidiary of all or substantially all of the stock or assets of any other entity, provided that in any such acquisition holders representing a majority of the voting rights in the Company immediately prior to such acquisition shall continue to hold such rights after such acquisition; or

(vi) the issuance of securities in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act.

Section 3.2 Termination. This Section 3 shall terminate upon the closing of the sale of all or substantially all of the assets or business of the Company (by sale of assets or stock, merger or otherwise).

ARTICLE 4

NEGATIVE COVENANTS

Section 4.1 The Company and any Company Subsidiary shall not, without the consent of Stockholders holding a majority of the shares of Preferred Stock then held by all Stockholders:

(a) acquire all or substantially all of the assets or liabilities of another entity (by purchase of assets or stock, merger or otherwise) where the purchase price for such acquisition exceeds $50 million, including indebtedness assumed in connection therewith;

(b) issue or sell or authorize the issuance or sale of any shares of capital stock of the Company or any Company Subsidiary of any class, or securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest of the Company or any Company Subsidiary, except for:

(i) the issuance of any shares of Common Stock as a stock dividend to holders of Common Stock or upon any subdivision or combination of shares of Common Stock;

(ii) the issuance of any shares of Common Stock upon conversion of outstanding shares of convertible preferred stock or exercise of outstanding warrants;

(iii) the issuance of shares of Common Stock (or the grant of options therefor) to employees, directors or officers of, or consultants to, the Company or any Company Subsidiary pursuant to any plan, agreement or arrangement approved by the Board of Directors of the Company, provided, however, that the total size of the equity incentive pool and any issuances of equity incentives to the founders pursuant thereto will require the consent of Stockholders holding a majority of the shares of Preferred Stock then held by all Stockholders; or

(iv) the issuance of any securities as a dividend on the Preferred Stock.

(c) create, incur or assume any indebtedness for borrowed money (including obligations in respect of capital leases), other than pursuant to the credit agreement entered into on or prior to the date here of with PNC Bank, National Association.

Section 4.2 Termination. This Article IV will terminate and cease to apply on the earliest to occur of (A) the first date on which Stockholders hold in the aggregate less than 30% of the shares of Preferred Stock issued and sold to all Stockholders pursuant to the Stock Purchase Agreement and (B) the first date on which the outstanding shares of Preferred Stock collectively represent less than 20% by voting power of the outstanding capital stock of the Company.

ARTICLE 5

MISCELLANEOUS

Section 5.1 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 4:30 p.m. (New York City time) on a Trading Day (as defined in the Stock Purchase Agreement), (ii) the Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Agreement later than 4:30 p.m. (New York City time) on any date and earlier than 11:59 p.m. (New York City time) on such date, (iii) the Trading Day following the date of sending, if sent by nationally recognized overnight courier service, specifying next business day delivery or (iv) upon actual receipt by the party to whom such notice is required to be given if delivered by hand. The address for such notices and communications shall be as follows:

if to the Company, to:

R. Scott Murray

Global BPO Services Corp.

125 High Street, 30th Floor

Boston, MA 02110

Tel: (617) 517-3250

Fax: (617) 517-3247

with a copy to:

Mark G. Borden

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

Tel: (617) 526-6675

Fax: (617) 526-5000

if to a Stockholder, at its address on the signature page hereto, or at such other address or addresses as may have been furnished to the Company in writing in accordance with this Section 5.1.

Section 5.2 Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and the Stockholders holding at least a majority of the then-outstanding shares of Preferred Stock. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

Section 5.3 Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

Section 5.4 Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

Section 5.5 Certain Interpretations. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (i) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (ii) references to an agreement or instrument mean such agreement or instrument as from time to time amended, modified or supplemented; (iii) references to a person or entity are also to its permitted successors and assigns; (iv) references to an “Article” or “Section” refer to an Article of, or a Section of, this Agreement; and (v) words importing the masculine gender include the feminine or neuter and, in each case, vice versa.

Section 5.6 Governing Law; Venue; Waiver of Jury Trial. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE CONFLICTS OF LAWS PRINCIPLES OF SUCH STATE. EACH PARTY AGREES THAT ALL LEGAL PROCEEDINGS CONCERNING THE INTERPRETATIONS, ENFORCEMENT AND DEFENSE OF THE TRANSACTIONS CONTEMPLATED BY ANY OF THE TRANSACTION DOCUMENTS (WHETHER BROUGHT AGAINST A PARTY HERETO OR ITS RESPECTIVE AFFILIATES, DIRECTORS, OFFICERS, STOCKHOLDERS, EMPLOYEES OR AGENTS) SHALL BE COMMENCED EXCLUSIVELY IN THE STATE AND U.S. FEDERAL COURTS SITTING IN THE STATE OF DELAWARE. EACH PARTY HERETO HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND U.S. FEDERAL COURTS SITTING IN THE STATE OF DELAWARE FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THIS AGREEMENT), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND

NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. IF EITHER PARTY SHALL COMMENCE AN ACTION OR PROCEEDING TO ENFORCE ANY PROVISIONS OF THIS AGREEMENT OR ANY TRANSACTION DOCUMENT, THEN THE PREVAILING PARTY IN SUCH ACTION OR PROCEEDING SHALL BE REIMBURSED BY THE OTHER PARTY FOR ITS REASONABLE ATTORNEYS FEES AND OTHER REASONABLE COSTS AND EXPENSES INCURRED WITH THE INVESTIGATION, PREPARATION AND PROSECUTION OF SUCH ACTION OR PROCEEDING.

Section 5.7 Entire Agreement. This Agreement and the documents referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings among the parties with respect to the subject matter hereof.

Section 5.8 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

Section 5.9 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Stockholder. Each Stockholder may assign its rights under this Agreement to any of its Affiliates, provided that such transferee agrees in writing to be bound, with respect to the transferred rights, by the provisions hereof that apply to the “Stockholder.” In the event of any assignment of the rights of any Stockholder to more than one person in accordance with this section, the provisions of this Agreement shall be deemed amended to reflect more than one Stockholder, mutatis mutandis. Each Stockholder may not assign its rights under the Agreement to any other party without the written consent of the Company.

Section 5.10 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each Stockholder and the Company will be entitled to specific performance under this Agreement. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agree to waive in any proceeding for specific performance of any such obligation the defense that a remedy at law would be adequate.

Section 5.11 No Waiver. It is agreed that a waiver by any party of a breach of any provision of this Agreement shall not operate, or be construed, as a waiver of any subsequent breach by that same party.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first referred to above.

GLOBAL BPO SERVICES CORP.

By:
Name:	R. Scott Murray
Title:	Chief Executive Officer and President

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

By:	ACOF MANAGEMENT II, L.P.,
Its General Partner

	By:	ACOF OPERATING MANAGER II, L.P.,
Its General Partner

		By:	ARES MANAGEMENT, INC.,
Its General Partner

By:
Name:
Title:

Exhibit 10.4

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”) is made and entered into as of                  , 2008, among Global BPO Services Corp., a Delaware corporation (the “Company”), Ares Corporate Opportunities Fund II, L.P. (the “Purchaser”) and the stockholders of the Company listed on Schedule 1 hereto (the “Founders”).

WHEREAS, the parties have agreed to enter into this Agreement in connection with, and as a condition to the closing under, the Preferred Stock Purchase Agreement, dated as of May 31, 2008, between the Company and the Purchaser (the “Purchase Agreement”) and the related documents entered into in connection therewith (the “Transaction Documents”);

WHEREAS, pursuant to the Purchase Agreement and concurrently with the execution of this Agreement, the Purchaser is acquiring from the Company the number of shares of the Company’s Series A Convertible Preferred Stock, par value $0.001 per share (“Preferred Stock”), set forth opposite its name on Schedule 1 and such shares of Preferred Stock are convertible into shares of the Company’s common stock, par value $0.001 per share (“Common Stock”);

WHEREAS, the Purchaser is acquiring Warrants to purchase an aggregate of 7,500,000 shares of Common Stock (the “Warrant Shares”);

WHEREAS, the Founders are the holders of the shares of Common Stock set forth opposite their names on Schedule 1 and are parties to a Registration Rights Agreement, dated October 17, 2007 (the “Founders’ Agreement”); and

WHEREAS, the Founders and the Company have agreed to terminate the Founders’ Agreement and enter into this Agreement in lieu thereof.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Founders and the Company hereby agree that the Founders’ Agreement shall be superseded and replaced in its entirety by this Agreement and the parties hereto further agree as follows:

1. Definitions. In addition to the terms defined elsewhere in this Agreement, (a) capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement, and (b) the following terms have the meanings indicated:

“Business Day” means any day except Saturday, Sunday and any day on which banking institutions in New York City are authorized or required by law or other governmental action to close.

“Demand Registration Statement” means a Registration Statement filed or to be filed pursuant to a written Purchaser Request pursuant to either Section 2 or Section 3.

“Founders’ Shares” means the Common Stock owned or held by the Founders, as set forth on Schedule 1 hereto.

“Holder” means a holder of Registrable Securities, including any permitted transferee of a Holder.

“Piggy-Back Registration Statement” means a Registration Statement filed or to be filed pursuant to which the Company has received one or more written requests to participate pursuant to Section 4.

“Proceeding” means an action, claim, suit, grievance, arbitration, complaint, notice of violation, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition).

“Prospectus” means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rules 430A, 430B or 430C promulgated under the Securities Act of 1933, as amended (the “Securities Act”)), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

“Purchaser Holder” means the Purchaser and any permitted transferee of the Purchaser which holds Registrable Securities.

“Purchaser Request” means a request for the registration of Registrable Securities from one or more Purchaser Holders that in the aggregate possess a majority of the Registrable Securities then held by the Purchasers outstanding as of the date of such request. Any Purchaser Request shall indicate the securities to be sold and the type of registration being requested (e.g., a Shelf Registration Statement or a Demand Registration Statement).

“Registration Request” means a request for the registration of Registrable Securities from one or more Holders that in the aggregate possess a majority of the Registrable Securities outstanding as of the date of such request. Any Registration Request shall indicate the securities to be sold and the type of registration being requested (e.g., a Shelf Registration Statement or a Demand Registration Statement).

“Registrable Securities” means (a) any Common Stock into which the Preferred Stock has been converted and the Warrant Shares, and (b) the Founders’ Shares, together with any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing; provided that such shares will cease to be “Registrable Securities” (i) when they have been sold to or through a broker, dealer or underwriter in a distribution to the public or otherwise on or through the facilities of the national securities exchange, national securities association or automated quotation system on which the Company’s capital stock is listed, (ii) when a registration statement with respect to the sale of

2

such shares has become effective under the Securities Act and such shares have been disposed of in accordance with such registration statement, or (iii) at such time as the Holder of Registrable Securities is entitled to sell all of its Registrable Securities under Rule 144 of the Securities Act without any volume, manner of sale or other restrictions; and provided further that, for purposes of Section 2(b), any Registrable Securities that are registered under Section 2(a) shall not be deemed to be Registrable Securities.

“Registration Statement” shall mean any registration statement to be filed under the Securities Act, which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included therein, all amendments and supplements to such Registration Statement, including pre- and post-effective amendments, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such Registration Statement.

“Release Date” means the date on which shares of Common Stock held by the Founders are disbursed from escrow pursuant to Section 3 of that certain Stock Escrow Agreement, dated as of October 17, 2007, by and among the Company, the Founders and Continental Stock Transfer & Trust Company.

“Rule 144,” “Rule 415,” and “Rule 424” mean Rule 144, Rule 415 and Rule 424, respectively, promulgated by the SEC pursuant to the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

“SEC” means the Securities and Exchange Commission.

“Shelf Registration” means a “Shelf” Registration Statement filed with the SEC covering the resale of Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415.

“Shelf Registration Statement” means a Registration Statement filed or to be filed pursuant to a written Purchaser Request pursuant to Section 2.

“Trading Day” means (a) any day on which the Common Stock is listed or quoted and traded on the Trading Market, or (b) if the Common Stock are not then listed or quoted and traded on the Trading Market, then any Business Day.

“Trading Market” means the American Stock Exchange, or, at any time the Common Stock is not listed for trading on the American Stock Exchange, any other national exchange if the Common Stock is then listed or quoted on such exchange.

“Warrants” means Warrants to purchase shares of Common Stock.

2. Shelf Registration. (a) After (i) the later of (A) completion of the Tender Offer (as defined in the Purchase Agreement) and (B) October 17, 2008, and (ii) so long as the Purchaser Holders hold at least 30% of the Registrable Securities acquired by them on the date hereof, upon the receipt of a Purchaser Request requesting a Shelf Registration, the Company

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shall, within five (5) days of the receipt thereof, give written notice of such request to all Purchaser Holders and, subject to the limitations below, shall use its reasonable best efforts to prepare and file (as expeditiously as practicable, and in any event within thirty (30) days of the receipt of such request) with the SEC a “Shelf” Registration Statement covering the resale of all Registrable Securities then held by the Purchasers for an offering to be made on a continuous basis pursuant to Rule 415.

(b) After (i) the Release Date, (ii) the later of (A) completion of the Tender Offer (as defined in the Purchase Agreement) and (B) October 17, 2008, and (iii) the Purchasers no longer hold at least 30% of the Registrable Securities acquired by them on the date hereof, upon the receipt of a Registration Request requesting a Shelf Registration, the Company shall, within five (5) days of the receipt thereof, give written notice of such request to all Founders and, subject to the limitations below, shall use its reasonable best efforts to prepare and file (as expeditiously as practicable, and in any event within thirty (30) days of the receipt of such request) with the SEC a “Shelf” Registration Statement covering the resale of all Registrable Securities then held by the Founders for an offering to be made on a continuous basis pursuant to Rule 415.

(c) Any Shelf Registration Statement filed pursuant to this Section 2 shall be on Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on another appropriate form in accordance herewith as the Holders of a majority of the Registrable Securities participating in the Shelf Registration may consent) and shall contain (except if otherwise directed by a majority in interest of the Holders of Registrable Securities participating in the Shelf Registration) the “Plan of Distribution” attached hereto as Annex A. The Company shall use its commercially reasonable efforts to cause such Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof; and shall, subject to notice from the Company under Section 9(f), use its commercially reasonable efforts to keep such Registration Statement continuously effective under the Securities Act for the period that such Registration Statement may be kept effective under applicable SEC regulations until the earlier of (i) the date on which all Registrable Securities are eligible for sale under Rule 144 without any volume, manner of sale or other restrictions and (ii) when all Registrable Securities covered by such Registration Statement have been sold (the “Effectiveness Period”). The Company shall notify each Holder in writing promptly (and in any event within one Trading Day) after receiving notification from the SEC that a Registration Statement has been declared effective.

(d) If at any time the SEC takes the position that the offering of some or all of the Registrable Securities in a Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 as a result of a characterization by the SEC of the transaction described by the Registration Statement as a primary offering by the Company, the Company shall use its reasonable best efforts to persuade the SEC that the offering contemplated by the Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415. In the event that, despite the Company’s reasonable best efforts and compliance with the terms of this Section 2, the SEC refuses to alter its position, the Company shall, upon obtaining consent of the Holders of a majority of the Registrable Securities participating in the Registration Statement, (i) remove from the Registration Statement such portion of the Registrable Securities (the “Cut Back Shares”) and/or

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(ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the SEC may require to assure the Company’s compliance with the requirements of Rule 415. Any Registrable Securities not able to be included in a Registration Statement filed pursuant to this Section 2 shall reduce the number of Registrable Securities of each Holder covered by such Registration Statement on a pro-rata basis based on the number of Registrable Securities purchased by each such Holder and the Company shall have no liability to any Holder as a result of the Registration Statement covering less than all of the Registrable Securities under the circumstances described in this proviso. Within nine (9) months, or such earlier time as permitted by the SEC, of the initial registration filed hereunder being declared effective, the Company shall file an additional registration statement containing the Cut Back Shares. With regard to the new Registration Statement, all of the provisions of this Section 2 shall again be applicable to the Cut Back Shares.

(e) Notwithstanding the foregoing, the Company shall not be obligated to file a Registration Statement pursuant to this Section 2, (i) during the 90 day period commencing on the effective date of any other registration statement filed by the Company relating to the public offering of its Common Stock or securities convertible into Common Stock (other than on Forms S-4 or S-8 or any successor thereto) or (ii) if the Company shall furnish to the applicable Holders a certificate signed by the chief executive officer of the Company stating that, in the good faith judgment of the Board of Directors of the Company, the Board has determined to file a registration statement relating to the public offering of its Common Stock or securities convertible into Common Stock (other than on Forms S-4 or S-8 or any successor thereto) within 30 days of the Purchaser Request or Registration Request, as the case may be, during the period commencing on the date of such notice and ending upon the earliest of (A) effectiveness of such registration statement, (B) a decision by the Company not to pursue effectiveness of such registration statement or (C) 90 days after the filing of such registration statement; provided, however, that in the case of clause (ii), the Company may not utilize this right more than once in any twelve (12) month period; provided, further, that, for the avoidance of doubt, this clause (ii) shall be incremental to, and not in lieu of, the Company’s relief from its shelf registration obligation under clause (i) above.

(f) Notwithstanding the foregoing, if the Company shall furnish to the applicable Holders a certificate signed by the chief executive officer of the Company stating that, in the good faith judgment of the Board of Directors of the Company, maintaining a Registration Statement’s effectiveness would be materially detrimental to the Company and its stockholders for such Registration Statement to remain effective by reason of a material pending or imminently prospective transaction or development and it is therefore essential to suspend such Registration Statement’s effectiveness, the Company shall have the right to suspend such effectiveness for a period of not more than sixty (60) days in the aggregate after receipt of the Purchaser Request or Registration Request, as the case may be; provided, however, that the Company may not utilize this right more than twice in any twelve (12) month period.

3. Demand Registration.

(a) If at any time the Company shall receive (i) a written Purchaser Request, so long as the Purchaser Holders hold at least 30% of the Registrable Securities acquired by them

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on the date hereof, or (ii) a written Registration Request after the Purchaser Holders no longer hold at least 30% of the Registrable Securities acquired by them on the date hereof, that the Company file a Registration Statement under the Securities Act, then the Company shall, within ten (10) days of the receipt thereof, give written notice of such request to all Holders and, subject to the limitations of Section 3(b) below, shall use its reasonable best efforts to prepare and file a Registration Statement under the Securities Act with respect to all Registrable Securities which the applicable Holders request to be registered within ten (10) days of the mailing of such notice by the Company, in accordance with Section 9(g) below (as expeditiously as practicable), and use its commercially reasonable efforts to cause such Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof.

(b) If the applicable Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting (whether it is on a firm commitment or best efforts (i.e., registered direct) basis), they shall so advise the Company as a part of their request made pursuant to this Section 3 and the Company shall include such information in the written notice referred to in Section 3(a). In such event, the right of any Holder to include such Holder’s Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Holders participating in the underwriting and such Holder) to the extent provided herein. A majority in interest of the Holders of Registrable Securities participating in the underwriting, in consultation with the Company, shall select the managing underwriter or underwriters in such underwriting. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 5(l)) enter into an underwriting agreement in customary form with the underwriter or underwriters so selected for such underwriting by a majority in interest of such Holders; provided, however, that no Holder (or any of their assignees) shall be required to make any representations, warranties or indemnities except as they relate to such Holder’s ownership of shares and authority to enter into the underwriting agreement and to such Holder’s intended method of distribution, and the liability of such Holder shall be limited to an amount equal to the net proceeds from the offering received by such Holder. Notwithstanding any other provision of this Section 3, if the underwriter advises a Holder that marketing factors require a limitation of the number of shares to be underwritten, then the Holder shall so advise the Company and the Company shall so advise all Holders of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated as follows: (i) first, so long as the Purchaser Holders hold at least 30% of the Registrable Securities acquired by them on the date hereof, among the Purchaser Holders that have elected to participate in such underwritten offering, in proportion (as nearly as practicable) to the aggregate amount of Registrable Securities held by all such Purchaser Holders, until such Purchaser Holders have included in the underwriting all shares requested by such Purchaser Holders to be included, (ii) then, among Holders of Registrable Securities that have elected to participate in such underwritten offering, in proportion (as nearly as practicable) to the aggregate amount of Registrable Securities held by all such Holders, until such Holders have included in the underwriting all shares requested by such Holders to be included, and (iii) thereafter, among all other holders of Common Stock, if any, that have the right and have elected to participate in such underwritten offering, in proportion (as nearly as practicable) to the amount of shares of Common Stock owned by such holders.

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Without the consent of a majority in interest of the Holders of Registrable Securities participating in a registration referred to in Section 3(a), no securities other than Registrable Securities shall be covered by such registration if the inclusion of such other securities would result in a reduction of the number of Registrable Securities covered by such registration or included in any underwriting or if, in the opinion of the managing underwriter, the inclusion of such other securities would adversely impact the marketing of such offering.

(c) The Company shall be obligated to effect only four (4) registrations (and only if such registration would include Registrable Securities with an aggregate value of at least ten million dollars ($10,000,000), calculated using the closing price of the Common Stock on the Trading Market on the date preceding the date of the Purchaser Request) pursuant to Purchaser Requests under this Section 3 (an offering which is not consummated shall not be counted for this purpose).

(d) Notwithstanding the foregoing, the Company shall not be obligated to file a Registration Statement pursuant to this Section 3, (i) during the 90 day period commencing on the effective date of any other registration statement filed by the Company relating to the public offering of its Common Stock or securities convertible into Common Stock (other than on Forms S-4 or S-8 or any successor thereto) or (ii) if the Company shall furnish to the applicable Holders a certificate signed by the chief executive officer of the Company stating that, in the good faith judgment of the Board of Directors of the Company, the Board has determined to file a registration statement relating to the public offering of its Common Stock or securities convertible into Common Stock (other than on Forms S-4 or S-8 or any successor thereto) within 30 days of the Purchaser Request or the Registration Request, during the period commencing on the date of such notice and ending upon the earliest of (A) effectiveness of such registration statement, (B) a decision by the Company not to pursue effectiveness of such registration statement or (C) 90 days after the filing of such registration statement; provided, however, that in the case of clause (ii) the Company may not utilize this right more than once in any twelve (12) month period; provided, further, that, for the avoidance of doubt, this clause (ii) shall be incremental to, and not in lieu of, the Company’s relief from its demand registration obligation under clause (i) above.

(e) Notwithstanding the foregoing, if the Company shall furnish to the applicable Holders a certificate signed by the chief executive officer of the Company stating that, in the good faith judgment of the Board of Directors of the Company, maintaining a Registration Statement’s effectiveness would be materially detrimental to the Company and its stockholders for such Registration Statement to remain effective by reason of a material pending or imminently prospective transaction or development and it is therefore essential to suspend such Registration Statement’s effectiveness, the Company shall have the right to suspend such effectiveness for a period of not more than sixty (60) days in the aggregate after receipt of the Purchaser Request or the Registration Request; provided, however, that the Company may not utilize this right more than twice in any twelve (12) month period.

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4. Piggy-Back Registrations.

(a) If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than a registration on Form S-8 (or similar or successor form) relating solely to the sale of securities to participants in a Company stock plan or to other compensatory arrangements to the extent includable on Form S-8 (or similar or successor form), or a registration on Form S-4 (or similar or successor form)), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder received by the Company within ten (10) Trading Days after mailing of such notice by the Company in accordance with Section 9(f), the Company shall use its commercially reasonable efforts to cause to be registered under the Securities Act all of the Registrable Securities that each such Holder (the “Electing Holders”) has requested to be registered; provided that (i) if such registration involves an underwritten offering to the public, all Holders of Registrable Securities requesting to be included in the Company’s registration must sell their Registrable Securities to the underwriters selected by the Company on the same terms and conditions as apply to the Company or other selling stockholders; and (ii) if, at any time after giving notice of the Company’s intention to register any securities pursuant to this Section 4 and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register such securities, the Company shall give written notice to all Holders of Registrable Securities and, thereupon, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from any obligation of the Company to pay the Registration Expenses in connection therewith), without prejudice, however, to the rights of Holders under Section 3. The Company shall have no obligation under this Section 4 to make any offering of its securities, or to complete an offering of its securities that it proposes to make.

(b) If such registration involves an underwritten offering to the public, if the managing underwriter of the underwritten offering shall inform the Company by letter of the underwriter’s opinion that the number of Registrable Securities requested to be included in such registration would, in its opinion, materially adversely affect such offering, including the price at which such securities can be sold, and the Company has so advised the requesting Holders in writing, then the Company shall include in such registration, to the extent of the number that the Company is so advised can be sold in (or during the time of) such offering, (i) first, all securities proposed by the Company to be sold for its own account, then (ii) to the extent that the number of shares of Common Stock proposed to be sold by the Company or the other Holders pursuant to Section 4(a) is less than the number of shares of Common Stock that the Company has been advised can be sold in such offering without having the material adverse effect referred to above, so long as the Purchaser Holders hold at least 30% of the Registrable Securities acquired by them on the date hereof, such Registrable Securities requested by the Purchaser Holders to be included in such registration pursuant to this Section 4, allocated pro rata among such requesting Purchaser Holders as nearly as practicable to the respective amounts of Registrable Securities requested to be included in such registration, but in no event shall the amount of Registrable Securities of the selling Purchaser Holders included in the offering be reduced below thirty percent (30%) of the total amount of securities included in such offering, then (iii) to the extent

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that the number of shares of Common Stock proposed to be sold pursuant to clauses (i) and (ii) above, is less than the number of shares of Common Stock that the Company has been advised can be sold in such offering without having the material adverse effect referred to above, such Registrable Securities requested by the Holders of Registrable Securities to be included in such registration pursuant to this Section 4, allocated pro rata among such requesting Holders as nearly as practicable to the respective amounts of Registrable Securities requested to be included in such registration, but in no event shall the amount of Registrable Securities of the selling Holders included in the offering be reduced below thirty percent (30%) of the total amount of securities included in such offering, then (iv) such other securities covered by other registration rights, allocated pro rata among the holders of such other rights in proportion, as nearly as practicable, to the respective amounts of such securities requested to be included in such registration. All other stockholders of the Company shall be excluded from the proposed offering before any requesting Holder is required to reduce his, hers or its shares being offered under the registration statement.

5. Demand and Shelf Registration Procedures. In connection with the Company’s registration obligations hereunder with respect to a Demand Registration Statement or Shelf Registration Statement, the Company shall:

(a) Not less than three Trading Days prior to the filing of each Registration Statement or any related Prospectus or any amendment or supplement thereto, (i) furnish to the applicable Holders and to counsel to such Holders (“Holder Counsel”) copies of all such documents proposed to be filed and (ii) cause the Company’ officers and directors, counsel and independent certified public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act. The Company shall not file such Registration Statement or any related Prospectus, amendments or supplements thereto to which the Holders of a majority of the Registrable Securities shall reasonably object.

(b) (i) Prepare and file with the SEC such amendments, including post-effective amendments, to each Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement continuously effective as to the applicable Registrable Securities for the Effectiveness Period in the case of a Shelf Registration Statement, and until the end of the related offering in the case of any other Demand Registration Statement, and prepare and file with the SEC such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible, to any comments received from the SEC with respect to any Registration Statement or any amendment thereto and as promptly as reasonably possible provide the Holders and Holder Counsel true and complete copies of all correspondence from and to the SEC relating to a Registration Statement; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by a Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holders thereof set forth in the applicable Registration Statement as so amended or in such Prospectus as so supplemented.

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(c) Notify the Holders of Registrable Securities to be sold pursuant to a Registration Statement and Holder Counsel as promptly as reasonably possible, and (if requested by any such person) confirm such notice in writing no later than one Trading Day thereafter, of any of the following events: (i) the SEC notifies the Company whether there will be a “review” of any Registration Statement; (ii) the SEC comments in writing on any Registration Statement (in which case the Company shall deliver to each Holder a copy of such comments and of all written responses thereto); (iii) any Registration Statement or any post-effective amendment thereto is declared effective; (iv) the SEC or any other Federal or state governmental authority requests any amendment or supplement to a Registration Statement or related Prospectus or requests additional information related thereto; (v) the SEC issues any stop order suspending the effectiveness of any Registration Statement or initiates any Proceedings for that purpose; (vi) the Company receives notice of any suspension of the qualification or exemption from qualification of any Registrable Securities for sale in any jurisdiction, or the initiation or threat of any Proceeding for such purpose; or (vii) the financial statements included in any Registration Statement become ineligible for inclusion therein or any statement made in any Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference is untrue in any material respect or any revision to a Registration Statement, related Prospectus or other document is required so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) Use its commercially reasonable efforts to avoid the issuance of or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of any Registration Statement or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.

(e) Furnish to each applicable Holder and Holder Counsel, without charge at least one conformed copy of each Registration Statement and each amendment thereto; including financial statements and schedules, and all exhibits to the extent requested by such person (excluding those previously furnished or incorporated by reference) promptly after the filing of such documents with the SEC.

(f) Promptly deliver to each applicable Holder and Holder Counsel, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) related to a Registration Statement and each amendment or supplement thereto as such persons may reasonably request. The Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

(g) In the time and manner required by each Trading Market, if at all, prepare and file with such Trading Market an additional shares listing application covering all of the Registrable Securities; (ii) take all steps necessary to cause such Registrable Securities to be approved for listing on each Trading Market as soon as reasonably practicable thereafter; (iii) to the extent available to the Company, provide to the Holder evidence of such listing; and (iv) maintain the listing of such Registrable Securities on each such Trading Market.

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(h) Prior to any public offering of Registrable Securities pursuant to a Registration Statement, use its commercially reasonable efforts to register or qualify or cooperate with the selling Holders and Holder Counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder requests in writing, to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period in the case of a Shelf Registration Statement, and until the offering is completed in the case of any other Demand Registration Statement, and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by a Registration Statement.

(i) Cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to a Registration Statement, which certificates shall be free, to the extent permitted by the Purchase Agreement, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders may request.

(j) Upon the occurrence of any event described in Section 5(c)(vii), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to such a Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither such Registration Statement nor its related Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(k) Cooperate with any due diligence investigation undertaken by the Holders in connection with the sale of Registrable Securities pursuant to a Registration Statement, including without limitation by making available any documents and information.

(l) If Holders of a majority of the Registrable Securities being offered pursuant to a Registration Statement select underwriters (whether on a firm commitment or best efforts basis) for the offering, the Company shall enter into and perform its obligations under an underwriting (or similar) agreement, in usual and customary form, including, without limitation, by providing customary legal opinions, comfort letters and indemnification and contribution obligations.

(m) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering.

(n) Comply with all applicable rules and regulations of the SEC.

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(o) The Company shall not be required to deliver any document pursuant to any provision of this Section 5 to any Holder that is not selling Registrable Securities under the applicable Registration Statement. The Company shall also not be required to deliver any document pursuant to any provision of this Section 5, other than Section 5(f), to any Holder that proposes to sell Registrable Securities with less than $500,000 in aggregate offering price to the public under the Registration Statement (based on the last sale price per Common Stock on the Trading Market on the Trading Day preceding the date of the Purchaser Request).

(p) The Company shall not identify any Holder as an underwriter in any public disclosure or filing with the SEC or any Trading Market without the prior written consent of such Holder. If the Company is required by law to identify a Holder as an underwriter in any public disclosure or filing with the SEC or any Trading Market, it must notify such Holder in writing in advance (the “Identification Notice”) and such Holder shall have the option, in its sole discretion, to consent to such identification as an underwriter or to elect to have its Registrable Securities be deemed Cut Back Shares solely for the purposes of such Registration Statement and removed from such Registration Statement. If the Holder does not make such election within five (5) Business Days of such Holder’s receipt of the Identification Notice, such Holder shall be deemed to have elected to have its Registrable Securities be deemed to be Cut Back Shares.

6. Piggy-Back Registration Procedures. In connection with the Company’s registration obligations hereunder with respect to a Piggy-Back Registration Statement, the Company shall:

(a) Not less than three Trading Days prior to the filing of each Piggy-Back Registration Statement or any related Prospectus or any amendment or supplement thereto, (i) furnish to the Electing Holders and Holder Counsel copies of all such documents proposed to be filed, and (ii) cause the Company’s officers and directors, counsel and independent certified public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

(b) (i) Cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (ii) as promptly as reasonably possible provide the Electing Holders and Holder Counsel true and complete copies of all correspondence from and to the SEC relating to a Piggy-Back Registration Statement; and (iii) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by a Piggy-Back Registration Statement during the offering.

(c) Notify the Electing Holders and Holder Counsel as promptly as reasonably possible, and (if requested by any such person) confirm such notice in writing no later than one Trading Day thereafter, of any of the following events: (i) the SEC notifies the Company whether there will be a “review” of any Piggy-Back Registration Statement; (ii) the SEC comments in writing on any Piggy-Back Registration Statement (in which case the Company shall deliver to each Electing Holder a copy of such comments and of all written responses

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thereto); (iii) any Piggy-Back Registration Statement or any post-effective amendment is declared effective; (iv) the SEC or any other Federal or state governmental authority requests any amendment or supplement to a Piggy-Back Registration Statement or related Prospectus or requests additional information related thereto; (v) the SEC issues any stop order suspending the effectiveness of any Piggy-Back Registration Statement or initiates any Proceedings for that purpose; (vi) the Company receives notice of any suspension of the qualification or exemption from qualification of any Registrable Securities for sale in any jurisdiction, or the initiation or threat of any Proceeding for such purpose; or (vii) the financial statements included in any Piggy-Back Registration Statement become ineligible for inclusion therein or any statement made in any Piggy-Back Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference is untrue in any material respect or any revision to a Piggy-Back Registration Statement, related Prospectus or other document is required so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) Furnish to each Electing Holder and Holder Counsel, without charge at least one conformed copy of each Piggy-Back Registration Statement and each amendment thereto, including financial statements and schedules, and all exhibits to the extent requested by such person (excluding those previously furnished or incorporated by reference) promptly after the filing of such documents with the SEC.

(e) Promptly deliver to each Electing Holder and Holder Counsel, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) related to the Piggy-Back Registration Statement and each amendment or supplement thereto as such persons may reasonably request. The Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Electing Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

(f) Cooperate with the Electing Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to a Piggy-Back Registration Statement which certificates shall be free, to the extent permitted by the Purchase Agreement, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Electing Holders may request.

(g) Comply with all applicable rules and regulations of the SEC.

(h) Not be required to deliver any document pursuant to any provision of this Section 6, other than Section 6(e), to any Electing Holder that proposes to sell Registrable Securities with less than $500,000 in aggregate offering price to the public under the Piggy-Back Registration Statement (based on the last sale price per Common Stock on the Trading Market on the Trading Day preceding the date of the written request sent by such Electing Holder under Section 4).

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(i) Upon the occurrence of any event described in Section 6(c)(vii), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to such a Piggy-Back Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither such Piggy-Back Registration Statement nor its related Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

7. Registration Expenses. All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement. The fees and expenses referred to in the foregoing sentence shall include (a) all registration and filing fees (including, without limitation, fees and expenses (i) with respect to filings required to be made with any Trading Market, and (ii) in compliance with applicable state securities, or Blue Sky, laws (including, without limitation, fees and disbursements of counsel for the Company in connection with Blue Sky qualifications or exemptions of the Registrable Securities and determination of the eligibility of the Registrable Securities for investment under the laws of such jurisdictions as requested by the Holders)), (b) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses requested by the Holders), (c) messenger, telephone and delivery expenses incurred by the Company, (d) fees and disbursements of counsel for the Company, and (e) fees and expenses of all other persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. The fees and expenses referred to in the first sentence shall exclude (y) all underwriting discounts, selling commissions and stock transfer or documentary stamp taxes, if any, applicable to any Registrable Securities registered and sold by such Holder and (z) all expenses incurred by the Holders without first receiving the consent of the Company.

8. Indemnification

(a) Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, partners, members, agents, brokers (including brokers who offer and sell Registrable Securities as principal as a result of a pledge or any failure to perform under a margin call of Common Stock), investment advisors and employees of each of them, each person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, partners, members, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses arising out of or relating to any untrue or alleged untrue statement of a material fact contained in a Registration Statement, any Prospectus or any form of prospectus, or in any amendment or supplement thereto, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except to the extent, that (i) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was

14

reviewed and expressly approved in writing by such Holder expressly for use in a Registration Statement such Prospectus or such form of Prospectus or in any amendment or supplement thereto or (ii) in the case of an occurrence of an event of the type specified in Section 6(c)(v)-(vii), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 9(f). The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement.

(b) Indemnification by Holders. Each Holder shall, notwithstanding any termination of this Agreement, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the officers, directors, partners, members, agents and employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all losses arising out of or relating to any untrue statement of a material fact contained in any Registration Statement, any Prospectus or any form of prospectus, or in any amendment or supplement thereto, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent, that such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in a Registration Statement such Prospectus or such form of Prospectus or in any amendment or supplement thereto. In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

(c) Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall promptly notify the person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof, provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party.

An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (i) the Indemnifying Party has agreed in writing to pay such fees and expenses or (ii) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding or (iii) the named parties to any

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such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

All fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten Trading Days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnifying Party may require such Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).

(d) Contribution. If a claim for indemnification under Section 8(a) or 8(b), is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any losses shall be deemed to include, subject to the limitations set forth in Section 8(c), any reasonable attorneys’ or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 8(d), no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the net

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proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e) Other. To the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with an underwritten public offering are in conflict with the indemnification provisions of this Agreement, the provisions of the underwriting agreement will control.

The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

9. Miscellaneous.

(a) Remedies. In the event of a breach by the Company or by a Holder of any of their obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company and each Holder agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach by it of any of the provisions of this Agreement and agrees to waive in any Proceeding for specific performance of any obligation the defense that a remedy at law would be adequate.

(b) Amendments and Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment by the Company and the Holders of at least two-thirds of the then outstanding Registrable Securities. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holders and that does not directly or indirectly affect the rights of other Holders may be given by Holders of at least a majority of the Registrable Securities to which such waiver or consent relates; provided, however, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence.

(c) No Inconsistent Agreements. Neither the Company nor any of its subsidiaries has entered, as of the date hereof, nor shall the Company or any of its subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities that would have the effect of impairing the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof. Except as and to the extent specified in the applicable schedule to the Purchase Agreement, neither the Company nor any Subsidiary has previously entered into any agreement granting any registration rights with respect to any of its securities to any person that have not been satisfied in full.

(d) No Piggyback on Registrations. Neither the Company nor any of its security holders (other than the Holders in such capacity pursuant hereto) may include securities

17

of the Company in a Demand Registration Statement other than the Registrable Securities unless required to do so by currently existing agreements, and the Company shall not after the date hereof enter into any agreement providing any such right to any of its security holders.

(e) Compliance. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to a Registration Statement.

(f) Discontinued Disposition. Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Sections 5(c)(v), 5(c)(vi), 5(c)(viii), or Sections 6(c)(v), 6(c)(vi), or 6(c)(vii), as applicable, which notice may be given by the Company regardless of whether a registration has been effected pursuant to Section 2, 3, or 4, such Holder will forthwith discontinue disposition of such Registrable Securities under a Registration Statement until such Holder’s receipt of the copies of any supplemented Prospectus and/or amended Registration Statement (if required pursuant to Section 5(j) or 6(i)), or until it is advised in writing (the “Advice”) by the Company that the use of the applicable Prospectus may be resumed and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.

(g) Notice. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 4:30 p.m. (New York City time) on a Trading Day, (ii) the Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Agreement later than 4:30 p.m. (New York City time) on any date and earlier than 11:59 p.m. (New York City time) on such date, (iii) the Trading Day following the date of sending, if sent by nationally recognized overnight courier service, specifying next business day delivery or (iv) upon actual receipt by the party to whom such notice is required to be given if delivered by hand. The address for such notices and communications shall be as set forth in the Purchase Agreement.

(h) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Holder. A Holder may assign its rights and obligations hereunder to any transferee of Registrable Securities; provided that such transferee agrees in writing to be bound, with respect to the transferred rights or obligations, by the provisions hereof that apply to a “Holder.” In the event of any assignment of the rights of a Holder to more than one person in accordance with this section, the provisions of this Agreement shall be deemed amended to reflect more than one Holder, mutatis mutandis.

(i) Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall

18

become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

(j) GOVERNING LAW; VENUE; WAIVER OF JURY TRIAL. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE CONFLICTS OF LAWS PRINCIPLES OF SUCH STATE. EACH PARTY AGREES THAT ALL LEGAL PROCEEDINGS CONCERNING THE INTERPRETATIONS, ENFORCEMENT AND DEFENSE OF THE TRANSACTIONS CONTEMPLATED BY ANY OF THE TRANSACTION DOCUMENTS (WHETHER BROUGHT AGAINST A PARTY HERETO OR ITS RESPECTIVE AFFILIATES, DIRECTORS, OFFICERS, STOCKHOLDERS, EMPLOYEES OR AGENTS) SHALL BE COMMENCED EXCLUSIVELY IN THE STATE AND U.S. FEDERAL COURTS SITTING IN THE STATE OF DELAWARE. EACH PARTY HERETO HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND U.S. FEDERAL COURTS SITTING IN THE STATE OF DELAWARE FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THIS AGREEMENT), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. IF EITHER PARTY SHALL COMMENCE AN ACTION OR PROCEEDING TO ENFORCE ANY PROVISIONS OF THIS AGREEMENT OR ANY TRANSACTION DOCUMENT, THEN THE PREVAILING PARTY IN SUCH ACTION OR PROCEEDING SHALL BE REIMBURSED BY THE OTHER PARTY FOR ITS REASONABLE ATTORNEYS FEES AND OTHER REASONABLE COSTS AND EXPENSES INCURRED WITH THE INVESTIGATION, PREPARATION AND PROSECUTION OF SUCH ACTION OR PROCEEDING.

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(k) Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

(l) Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

(m) Market Standoff. Each of the Purchaser and each other Holder of Registrable Securities shall, if requested by the managing underwriter or underwriters in an underwritten offering, agree not to effect any public sale or distribution of securities of the Company of the same class as the securities included in a Registration Statement relating to such offering, including a sale pursuant to Rule 144 under the Securities Act, except as part of such underwritten registration, during the 15-day period prior to, and during a period ending on the earlier of (i) such time as the Company and the managing underwriter shall agree and (ii) 90 days after the effective date of, each underwritten offering made pursuant to such Registration Statement.

(n) Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(o) Independent Nature of Holders’ Obligations and Rights. The obligations of each Holder under this Agreement are several and not joint with the obligations of any other Holder, and no Holder shall be responsible in any way for the performance of the obligations of any other Holder under this Agreement. Nothing contained herein or in any other Transaction Document, and no action taken by any Holder pursuant hereto or thereto, shall be deemed to constitute the Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Holder confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Holder shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Holder to be joined as an additional party in any proceeding for such purpose.

(p) Underwriter Status. The Company shall not identify any Holder as an underwriter in any public disclosure or filing with the SEC or any Trading Market and any Holder being deemed an underwriter by the SEC shall not relieve the Company of any obligations it has under this Agreement or any other Transaction Document.

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(q) Termination of Founders’ Agreement. The Company and the Founders agree that the Founders’ Agreement is terminated and of no further force or effect.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGES TO FOLLOW]

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IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

GLOBAL BPO SERVICES CORP.

By:
Name:
Title:

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGES TO FOLLOW]

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PURCHASER:

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

ACOF MANAGEMENT II, LP., Its General Partner

By:	ACOF OPERATING MANAGER II, L.P.
Its General Partner

By:	ARES MANAGEMENT, INC.,
Its General Partner

By:
Name:
Title:

Address for Notice:

Ares Corporate Opportunities Fund II, LP.
C/O Ares Management, Inc.
1999 Avenue of the Stars
Suite 1900
Los Angeles, California 90067
Phone: (310) 201.4100
Fax: (310) 201.4157
Attention: Jeffrey Serota

With a copy to:
Proskauer Rose LLP
2049 Century Park East
Suite 3200
Los Angeles, CA 90067-3206
Phone: (310)284-5630
Fax: (310)557-2193
Attn: Thomas W. Dollinger, Esq.

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Founders:

By:
Trillium Capital LLC

Number of shares of Common Stock: 3,753,402
Address:
Trillium Capital LLC c/o Global BPO Services Corp.
125 High Street, 30th Floor
Boston, MA 02110

By:
M. Benjamin Howe

Number of shares of Common Stock: 436,198
Address:
M. Benjamin Howe c/o Global BPO Services Corp.
125 High Street, 30th Floor
Boston, MA 02110

By:
Kevin T. O’Leary

Number of shares of Common Stock: 467,254
Address:
Kevin T. O’Leary c/o Global BPO Services Corp.
125 High Street, 30th Floor
Boston, MA 02110

24

By:
Stephen D. R. Moore

Number of shares of Common Stock: 311,198
Address:
Stephen D. R. Moore c/o Global BPO Services Corp. 125 High Street, 30th Floor
Boston, MA 02110

By:
Paul G. Joubert

Number of shares of Common Stock: 467,254
Address:
Paul G. Joubert c/o Global BPO Services Corp.
125 High Street, 30th Floor
Boston, MA 02110

By:
Lloyd R. Linnell

Number of shares of Common Stock: 866,278
Address:
Lloyd R. Linnell c/o Global BPO Services Corp.
125 High Street, 30th Floor
Boston, MA 02110

25

By:
Sheila M. Flaherty

Number of shares of Common Stock: 556,815
Address:
Sheila M. Flaherty c/o Global BPO Services Corp.
125 High Street, 30th Floor
Boston, MA 02110

By:
Robert Wadsworth

Number of shares of Common Stock: 273,438
Address:
Robert Wadsworth c/o Global BPO Services Corp.
125 High Street, 30th Floor
Boston, MA 02110

By:
Charles F. Kane

Number of shares of Common Stock: 222,726
Address:
Charles F. Kane c/o Global BPO Services Corp.
125 High Street, 30th Floor
Boston, MA 02110

26

By:
G. Drew Conway

Number of shares of Common Stock: 436,198
Address:
G. Drew Conway c/o Global BPO Services Corp.
125 High Street, 30th Floor
Boston, MA 02110

By:
Deborah Keeman

Number of shares of Common Stock: 21,739
Address:
Deborah Keeman c/o Global BPO Services Corp.
125 High Street, 30th Floor
Boston, MA 02110

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SCHEDULE 1

Name of Stockholder	Number of Shares of Preferred Stock	Number of Shares of Common Stock	Number of Warrants
Ares Corporate Opportunities Fund II, L.P.	150,000		7,500,000
Trillium Capital LLC		3,753,402
M. Benjamin Howe		436,198
Kevin T. O’Leary		467,254
Stephen D. R. Moore		311,198
Paul G. Joubert		467,254
Lloyd R. Linnell		866,278
Sheila M. Flaherty		556,815

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Robert Wadsworth	273,438
Charles F. Kane	222,726
G. Drew Conway	436,198
Deborah Keeman	21,739

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Annex A

Plan of Distribution

We are registering the shares of Common Stock issuable upon conversion of the convertible Preferred Shares and as dividends on the convertible Preferred Shares to permit the resale of these shares of Common Stock by the holders of the convertible Preferred Shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of Common Stock.

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

Exhibit 10.5

Global BPO Services Corp.

125 High Street, 30th Fl.

Boston, MA 02110

                , 2008

Ares Corporate Opportunities Fund II, L.P.

C/O Ares Management, Inc.

1999 Avenue of the Stars

Suite 1900

Los Angeles, California 90067

Attn:

Re: Management Rights

Ladies and Gentlemen:

You have requested that Global BPO Services Corp., a Delaware corporation (the “Company”), grant certain management rights to Ares Corporate Opportunities Fund II, L.P. (the “Investor”) so that the purchase by the Investor of $150 million of Series A Convertible Preferred Stock to be issued by the Company pursuant to the Preferred Stock Purchase Agreement, dated as of the date hereof among the Company, the Investor and the other parties thereto, as such agreement may be amended, supplemented or otherwise modified from time to time, and 7,500,000 warrants to be purchased from certain stockholders of the Company pursuant to the Warrant Purchase Agreement, dated as of the date hereof among the Investor and such stockholders, may qualify as a “venture capital investment” as described in clause (d)(3)(i) of the U.S. Department of Labor Regulations § 2510.3-101 (the “DOL Regulation”). This letter will confirm our agreement that the Investor will be entitled to the contractual management rights enumerated below:

(1) The Company and its subsidiaries shall provide to the Investor true and correct copies of all documents, reports, financial data and other information as the Investor may reasonably request. Additionally, the Company shall permit any authorized representatives designated by the Investor to visit and inspect any of the properties of the Company and its subsidiaries or any of its subsidiaries, including its and their books of account, and to discuss its and their affairs, finances and accounts with its and their officers, all at such times as the Investor may reasonably request.

(2) At any time during which the Investor does not have a representative designated to serve on the Board of Directors of the Company, the Investor shall have the right to designate one (1) observer who shall be entitled to attend all meetings of the Company’s Board of Directors

(the “Board”) (and all committees thereof) and receive copies of all materials provided to the Board, including, without limitation, notices, minutes, consents and any and all other materials provided to directors, provided that such observer shall have no voting rights with respect to actions taken or elected not to be taken by the Board. Such representative may participate in discussions of matters brought to the Board and may address the Board with respect to the Investor’s concerns regarding business issues facing the Company. At any time that the composition of the board of managers or board of directors of any subsidiary of the Company (a “Sub Board”) is not identical to the composition of the Board, the Investor shall have the right to designate one (1) observer who shall be entitled to attend all meetings of such Sub Board, receive copies of all materials provided to such Sub Board, and address and participate in discussions of matters brought to the Sub Board. The foregoing notwithstanding, the Investor’s observer may be excluded from access to any material or meeting or portion thereof if the Board or an applicable Sub Board determines in good faith, upon advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege or to protect highly confidential information considered to be trade secrets.

(3) The Investor (or any authorized representative designated by the Investor) shall have the right to consult with and advise the management of the Company and its subsidiaries, upon reasonable notice at reasonable times from time to time, on all matters relating to the operation of the Company and its subsidiaries.

(4) The Company agrees to consider, in good faith, the recommendations of the Investor (or its authorized representative) in connection with the matters on which it is consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained by the Company.

(5) The Company shall deliver to the Investor:

a.	as soon as available and in any event within 45 days after the end of each of the first three quarters of each fiscal year of the Company, consolidated balance sheets of the Company and its subsidiaries as of the end of such period, and consolidated statements of income and cash flows of the Company, and its subsidiaries for the period then ended prepared in conformity with generally accepted accounting principles in the United States applied on a consistent basis, except as otherwise noted therein, and subject to the absence of footnotes and to year-end adjustment;

b.	as soon as available and in any event within 90 days after the end of each fiscal year of the Company, a consolidated balance sheet of the Company and its subsidiaries as of the end of such year, and consolidated statements of income and cash flows of the Company and its subsidiaries for the year then ended prepared in conformity with generally accepted accounting principles in the United States applied on a consistent basis, except as otherwise noted therein, together with an auditor’s report thereon of a firm of established national reputation; and

2

c.	to the extent the Company is required by law or pursuant to the terms of any outstanding indebtedness of the Company to prepare such reports, any annual reports, quarterly reports and other periodic reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, actually prepared by the Company as soon as available. So long as the Company is required to deliver the reports contemplated under this subparagraph c., the Company will not be obligated to deliver the reports provided under subparagraphs a. and b. above.

This letter may not be amended except by a written instrument signed by the Investor and the Company.

The Company hereby further agrees that if legal counsel for the Investor reasonably concludes that the rights granted hereby should be altered to preserve the qualification of the Investor as a “venture capital operating company” as defined in the DOL Regulation or otherwise to ensure that the assets of the Investor are not considered “plan assets” for purposes of the Employee Retirement Income Security Act of 1974, as amended, the Company will agree to amendments to this letter to effect such alterations; provided that no such alteration would result in a material adverse effect on the operation or business of the Company.

The rights described herein shall terminate and be of no further force or effect upon the Investor no longer holding any warrants or shares of capital stock of the Company or securities convertible into or exercisable for shares of capital stock of the Company (the “Company Securities”).

Subject to clause (i) of the preceding paragraph, if the Company engages in a restructuring or similar transaction, any resulting entity or entities shall be subject to this Agreement in the same manner as the Company.

The Company hereby further agrees that the Investor may transfer the rights granted to it hereunder to any other investment vehicle managed by affiliate of the Investor to whom it transfers all or any of the Company Securities.

Very truly yours,

GLOBAL BPO SERVICES CORP.	STREAM HOLDINGS CORPORATION

By:	By:
Name:	Name:
Title:	Title:

3

ACKNOWLEDGED AND ACCEPTED:

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

	By:	ACOF MANAGEMENT II, L.P., Its General Partner

		By:	ACOF OPERATING MANAGER II, L.P., Its General Partner

			By:	ARES MANAGEMENT, INC., Its General Partner

By:
Name:
Title:

4

Exhibit 10.6

June 4, 2008

R. Scott Murray

Chairman, President & CEO

Global BPO Services Corp.

125 High Street

High Street Tower, 30th Floor

Boston, MA 02011

RE: $108,124,474 Senior Credit Facilities

Dear Mr. Murray:

We refer to our engagement letter dated February 11, 2008 (the “Commitment Letter”), the Summary of Terms and Conditions attached thereto (the “Summary”) and the related Fee Letter dated February 11, 2008 (the “Fee Letter”), each regarding the proposed Credit Facilities of up to $108,124,474 for the acquisition of and future working capital needs of Stream Holdings Corporation and its subsidiaries (the “Company”). You have requested that we extend the term of the Commitment Letter and modify certain terms of the Summary and the Fee Letter. We agree to do so upon the terms and conditions set forth herein. Capitalized terms used herein and not otherwise defined have the same meaning as ascribed to them in the Commitment Letter, the Summary and the Fee Letter.

The penultimate sentence of the Commitment Letter is hereby amended and restated as follows:

“If this letter is accepted but the Closing does not occur on or prior to July 28, 2008, this Commitment shall expire and PNC Bank and PNC Capital Markets shall have no further liability or obligation hereunder.”

Clauses (1) and (2) of the Credit Facilities section of the Summary are hereby amended and restated as follows:

“2) Domestic Term Loan of up to $5,479,772.57 on a senior secured basis.

3) Foreign Term Loan of up to $2,644,701.83 on a senior secured basis.”

Clause (c) of the Conditions Precedent to Lending section of the Summary is hereby amended and restated as follows:

“c. Agent’s satisfaction with the terms and conditions of the acquisition, to include a minimum of $175,000,000 of new equity contributed by Global BPO Services Corp. (“Global BPO”), of which up to $150,000,000 may be raised from third party purchasers of convertible preferred stock.”

Clause (d) of the Negative Covenants section of the Summary is hereby amended and restated as follows:

“d. Minimum Availability of $10,000,000 required to be maintained at all times; provided, however, that solely for purposes of determining with such covenant, Availability shall be computed based upon the Borrowing Base without the imposition of any sublimits.”

Clause (e) of the Negative Covenants section of the Summary is hereby amended and restated as follows:

“e. Prohibition on dividends and distributions; provided, however, that subsequent to the closing of the Credit Facilities and the acquisition of the Company by Global BPO, Global BPO shall be permitted to tender for and/or repurchase up to $190,400,000 worth of equity (shares of stock and/or warrants).”

All references in the Commitment Letter and the Fee Letter to the sum of “$108,695,428” are hereby amended to read “$108,124,474”.

The Deposit Fee clause of the Fee Letter is hereby amended and restated as follows:

Deposit Fee.	$100,000, of which $25,000 will be due at the acceptance of the Commitment Letter and $75,000 will be due on May 30, 2008 (which together shall constitute the Deposit Fee referenced in the Commitment Letter). Any unused portion of the Deposit Fee will be credited to the Closing Fee at Closing.”

The sum of “$271,739” appearing in the Arrangement Fee section of the Fee Letter, and the sum of “$271,729” appearing in the Closing Fee section of the Fee Letter, are each hereby amended to read “$270,311”.

Except as specifically set forth herein, the provisions of the Commitment Letter, Summary and the Fee Letter remain in full force and effect in accordance with their original terms and conditions.

The terms contained in this Letter are confidential and, except for disclosure to the Company’s board of directors, officers and employees, professional advisors retained by the Company in connection with the transactions contemplated hereby, or as may be required by law, may not be disclosed in whole or in part to any other person or entity without our prior written consent.

This Letter amends and restates, and supersedes in its entirety, that certain Letter dated May 22, 2008 from us to you, which was signed by you and returned to us on or about May 30, 2008 together with the then required Deposit Fee in the sum of $75,000.

Please indicate your acceptance and agreement to the foregoing by signing and returning to us the enclosed copy hereof.

Sincerely,

PNC Bank, National Association /s/ Michael Picard Michael Picard Senior Vice President Agreed to and accepted: Global BP Services Corp. By: /s/ R. Scott Murray Date: 6-4-08	PNC Capital Markets LLC /s/ Anthony J. Foti Anthony J. Foti Managing Director

Exhibit 10.7

FIRST AMENDMENT

TO

UNIT PURCHASE OPTION

This Amendment Agreement (this “Agreement”) is entered into with respect to the Unit Purchase Option for the purchase of 1,562,500 Units of Global BPO Services Corp., (the “Company”) dated October 23, 2007 (the “Purchase Option”), by and between Global BPO Services Corp., and Deutsche Bank Securities Inc. (“Deutsche Bank”), on behalf of Robert W. Baird & Co. (“Baird”) or either of their designees (together with Deutsche Bank and Baird, the “Holders”). Capitalized terms herein not otherwise defined herein shall have the meanings ascribed to them in the Purchase Option.

WHEREAS, Section 3.1 of the Purchase Option prohibits the transfer or sale of the Purchase Option for a period of one year from the Effective Date to anyone other than Deutsche Bank, Baird or an underwriter or selected dealer in connection with the initial public offering of the Company, or an officer or partner of Deutsche Bank, Baird or any of such underwriter or selected dealer;

WHEREAS, Company now desires to purchase from the Holders and the Holders now desire to sell to the Company the Purchase Option for an aggregate price of $100; and

WHEREAS, pursuant to Section 9.1 of the Purchase Option, the Purchase Option may be amended upon the written consent of the parties.

NOW, THEREFORE, in consideration good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. The Purchase Option is amended as follows:

(a) The cover page caption of the Purchase Option is deleted in its entirety and the following substituted in its place:

THE REGISTERED HOLDER OF THIS PURCHASE OPTION, BY ITS ACCEPTANCE HEREOF, AGREES THAT IT WILL NOT SELL, TRANSFER OR ASSIGN THIS PURCHASE OPTION EXCEPT AS HEREIN PROVIDED AND THE REGISTERED HOLDER OF THIS PURCHASE OPTION AGREES THAT IT WILL NOT SELL, TRANSFER, ASSIGN, PLEDGE OR HYPOTHECATE THIS PURCHASE OPTION FOR A PERIOD OF ONE YEAR FOLLOWING THE EFFECTIVE DATE (DEFINED BELOW) TO ANYONE OTHER THAN (I) DEUTSCHE BANK SECURITIES INC., ROBERT W. BAIRD & CO. OR AN UNDERWRITER OR A SELECTED DEALER IN CONNECTION WITH THE OFFERING (DEFINED BELOW), (II) A BONA FIDE OFFICER OR PARTNER OF DEUTSCHE BANK SECURITIES INC., ROBERT W. BAIRD & CO. OR OF ANY SUCH UNDERWRITER OR SELECTED DEALER, OR (III) GLOBAL BPO SERVICES CORP. (THE “COMPANY”). THIS PURCHASE OPTION IS NOT EXERCISABLE PRIOR TO THE LATER OF (I) THE CONSUMMATION BY THE COMPANY OF A MERGER, CAPITAL STOCK EXCHANGE, ASSET OR STOCK ACQUISITION, EXCHANGEABLE SHARE

TRANSACTION OR OTHER SIMILAR BUSINESS COMBINATION (“BUSINESS COMBINATION”) (AS DESCRIBED MORE FULLY IN THE COMPANY’S REGISTRATION STATEMENT (DEFINED BELOW)) AND (II) OCTOBER 17, 2008. VOID AFTER 5:00 P.M. NEW YORK CITY LOCAL TIME, OCTOBER 17, 2011.

(b) Section 3.1 is deleted in its entirety and the following substituted in its place:

General Restrictions. The registered Holder of this Purchase Option, by its acceptance hereof, agrees that it will not sell, transfer, assign, pledge or hypothecate, or enter into any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of, this Purchase Option for a period of one year following the Effective Date to anyone other than (i) Deutsche Bank Securities Inc., Robert W. Baird & Co. or an underwriter or a selected dealer in connection with the Offering, (ii) a bona fide officer or partner of Deutsche Bank Securities Inc., Robert W. Baird & Co. or of any such underwriter or selected dealer, or (iii) the Company. On and after the first anniversary of the Effective Date, transfers to others may be made subject to compliance with or exemptions from applicable securities laws. In order to make any permitted assignment, the Holder must deliver to the Company the assignment form attached hereto duly executed and completed, together with the Purchase Option and payment of all transfer taxes, if any, payable in connection therewith. The Company shall within five business days transfer this Purchase Option on the books of the Company and shall execute and deliver a new Purchase Option or Purchase Options of like tenor to the appropriate assignee(s) expressly evidencing the right to purchase the aggregate number of Units purchasable hereunder or such portion of such number as shall be contemplated by any such assignment.

2. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

[Signature page follows]

IN WITNESS WHEREOF, the parties have duly executed this First Amendment to the Unit Purchase Option as of the date set forth below.

DEUTSCHE BANK SECURITIES INC.

	By:	/s/ John Shaw
Date:	Name:	John Shaw
	Title:	Director

ROBERT W. BAIRD & CO.

	By:	/s/ Brian Doyal
Date:	Name:	Brian Doyal
Title:

GLOBAL BPO SERVICES CORP.

	By:	/s/ R. Scott Murray
Date: May 31, 2008	Name:	R. Scott Murray
	Title:	President and Chief Executive Officer

Exhibit 10.8

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT dated as of this 31st day of May, 2008, by and among by Global BPO Services Corp., a Delaware corporation (the “Company”), Deutsche Bank Securities Inc. (“Deutsche Bank”) and Robert W. Baird & Co. (“Baird”).

W I T N E S S E T H:

WHEREAS, Deutsche Bank and Baird are the record and beneficial owners of a unit purchase option for the purchase of 1,562,500 units of the Company (the “Unit Purchase Option”);

WHEREAS, the Company desires to purchase from Deutsche Bank and Baird, and Deutsche Bank and Baird desire to sell to the Company the Unit Purchase Option upon the terms and conditions and for the purchase price hereinafter set forth; and

WHEREAS, Deutsche Bank and Baird are willing to enter into the agreements set forth below in further consideration of the purchase of the Unit Purchase Option by the Company.

NOW, THEREFORE, in consideration good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Purchase of the Unit Purchase Option. Deutsche Bank and Baird hereby agree to sell, convey, transfer, assign and deliver on the date hereof to the Company, and the Company agrees to buy and accept, the Unit Purchase Option for the purchase price set forth in Section 2 below.

2. Consideration. The aggregate consideration for the Unit Purchase Option shall be $100 (the “Purchase Price”). The Purchase Price for the Unit Purchase Option shall be paid on the Closing Date (as hereinafter defined) by wire transfer by the Company to the accounts of each of Deutsche Bank and Baird. The Closing of the transactions contemplated by this Agreement (the “Closing”) shall occur on the Closing Date.

3. Closing Date and Deliveries. The Closing shall occur immediately following the consummation of the merger between Stream Holdings Corporation and the Company as contemplated by that certain Agreement and Plan of Merger, by and among the Company, River Acquisition Subsidiary Corp., a Delaware corporation and wholly owned subsidiary of the Company and Stream Holdings Corporation, a Delaware corporation, dated as of January 27, 2008 (the “Closing Date”).

4. Miscellaneous.

(a) Governing Law. This Agreement and its validity, construction and performance shall be governed in all respects by the laws of the State of Delaware without giving effect to principles of conflict of laws. The parties irrevocably (a) agree that any suit, action or other legal proceeding arising out of this Agreement shall be brought in the chancellery courts of the State of Delaware, or the courts of the United States located in the State of Delaware, (b)

consent to the jurisdiction of each such court in any such suit, action or proceeding, and (c) waive any objection which they, or any of them, may have to be the laying of venue of any such suit, action or proceeding in any of such courts.

(b) Severability. If any provision of this Agreement is held invalid, the remainder of this Agreement and application of such provision to other persons or circumstances shall not be affected.

(c) Benefit of Parties, Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement may not be assigned by any party hereto except with the prior written consent of the other parties hereto.

(d) Headings. The headings in the Sections and paragraphs of this Agreement are inserted for convenience of reference only and shall not constitute a part hereof.

(e) Counterparts. This Agreement may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the day and year first above written.

DEUTSCHE BANK SECURITIES INC.

	By:	/s/ John Shaw
Date:	Name:	John Shaw
	Title:	Director

ROBERT W. BAIRD & CO.

	By:	/s/ Brian Doyal
Date:	Name:	Brian Doyal
Title:

GLOBAL BPO SERVICES CORP.

	By:	/s/ R. Scott Murray
Date: May 31, 2008	Name:	R. Scott Murray
	Title:	President and Chief Executive Officer

Acknowledged and Agreed to:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

/s/ Alexandra Albrecht
Name:	Alexandra Albrecht
Title:	Vice President
Date:	May 21, 2008